2005



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BACK
FORWARD
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ANNUAL REPORT



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FORWARD

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THE HELICOPTER IS INHERENTLY AGILE , MOVING WITH CONTROL AND SPEED IN WHATEVER DIRECTION IS MOST ADVANTAGEOUS, CAPABLE OF TAKING YOU WHERE YOU COULD NOT OTHERWISE GO. WE'VE BUILT CHC ON THE SAME PRINCIPLES. STABILITY AND AGILITY ARE THE HALLMARKS OF THIS COMPANY, KEY ATTRIBUTES THAT DRIVE GROWTH AND CONTINUE TO MAKE US THE DEFINING FORCE IN OUR INDUSTRY.



UP
REVENUE

$593.8	$617.2	$711.9	$720.0	**$903.3**
2001	2002	2003	2004	**2005**

(MILLIONS OF CANADIAN DOLLARS)



UP
SHARE PRICE

$8.90	$13.05	$12.97	$20.50	$26.01
2001	2002	2003	2004	**2005**

(AT APRIL 30) (AT POST-SPLIT PRICE IN CANADIAN DOLLARS)



UP
STANDARDS

In 34 countries and on every continent, CHC helicopters are taking off. Every year for the past five years CHC has entered into new markets around the world and led the industry in fleet renewal. Whether it's transporting the men and women who keep the world's offshore oil and gas flowing, or taking an injured patient to safety, CHC sets the standard – for safety, customer service, efficiency and modern aircraft. And with a culture of constant improvement throughout the group, we'll never stop raising the standard.



CHC has created the world's largest independent helicopter support company, Heli-One. With this new, expanded support division, we are streamlining our aircraft maintenance programs and gaining greater access to a third-party market with plenty of potential for growth. We've brought leasing, repair and overhaul, integrated logistics support, inventory and safety equipment under one management structure. And by building up our expertise, we're bringing down aircraft turn-around time – so that Heli-One supported aircraft get back to work faster.

TURNAROUND TIME
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Everything revolves around our customers. In 2005, we changed the way we do business to further enhance our service. We reduced the number of helicopter operating divisions from six to two. We created Heli-One to support CHC aircraft and other helicopters around the world. We're reducing overhead and centralizing our safety management and overhaul services. We're letting our regional operators concentrate on what they do best – provide the greatest customer service in the world.

OVERHEAD
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60 YEARS
BACK

CHC's founding companies date to the very beginnings of the commercial helicopter industry some 60 years ago. The most respected names in the industry have come together under the CHC banner – Okanagan, Sealand, British International, Helikopter Service, Court, Lloyd, Schreiner and others. Building on the passion and experience of these pioneers, we are committed to maintaining our leadership position in global helicopter service.



Our customers are growing. Fueled by increased global demand for energy, the world's largest oil and gas companies are building new production platforms and moving further offshore. Helicopters provide the essential link between onshore demand and offshore production. CHC has a solid reputation for safely bridging that gap – long-term relationships with the world's most successful oil and gas companies. From the North Sea to South America, from East Asia to West Africa, we're well positioned to support our customers' growth.

MOVING
FORWARD



UP

BACK

FORWARD

MACHINES AND CORPORATIONS ARE ONLY AS GOOD AS THE PEOPLE WHO OPERATE THEM. FROM NOSE TO TAIL, CHC IS DRIVEN BY PEOPLE WITH AN UNCOMPROMISING DESIRE TO BE THE BEST IN EVERYTHING THEY DO. CHC HAS BROUGHT TOGETHER THE BEST IN THE WORLD. THEIR COLLECTIVE EXPERIENCE, INTELLIGENCE, COMMITMENT AND WORK ETHIC KEEP THIS COMPANY NIMBLE AND STRONG, AND AT THE FOREFRONT OF ITS INDUSTRY.

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Financial Highlights



	Revenue (MILLIONS OF CANADIAN DOLLARS)	Operating Income (MILLIONS OF CANADIAN DOLLARS)	Net Earnings from Continuing Operations (MILLIONS OF CANADIAN DOLLARS)	Cash Flow from Operations (MILLIONS OF CANADIAN DOLLARS)
2003	711.9	126.4	79.8	180.2
2004	720.0	94.3	66.3	90.6
2005	903.3	131.3	73.6	138.2

(THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)	2005	2004	2003
OPERATING SUMMARY			
Revenue	$ 903,344	$ 720,013	$ 711,887
Operating income	131,334	94,347	126,388
Net earnings from continuing operations	73,578	66,250	79,762
Net loss from discontinued operations	(11,019)	(2,574)	(14,297)
Net earnings	62,559	63,676	65,465
Cash flow from operations	138,200	90,607	180,189
FINANCIAL POSITION			
Working capital *(i)*	$ 260,735	$ 281,660	$ 240,568
Total assets	1,743,235	1,534,883	1,157,620
Total debt	627,115	514,026	321,268
Shareholders' equity	505,999	461,712	413,045
Total debt to equity ratio	1.2:1	1.1:1	0.8:1
PER SHARE			
Average number of voting shares outstanding	42,673	42,122	41,456
Basic			
Net earnings from continuing operations	$ 1.75	$ 1.60	$ 1.92
Net loss from discontinued operations	(0.26)	(0.06)	(0.34)
Net earnings	1.49	1.54	1.58
Diluted			
Net earnings from continuing operations	$ 1.61	$ 1.47	$ 1.76
Net loss from discontinued operations	(0.24)	(0.06)	(0.30)
Net earnings	1.37	1.41	1.46

(i) Working capital consists of current assets less current liabilities, excluding the current portion of debt obligations.

Message from the Executive Chairman



My fellow shareholders,

We have rebuilt CHC from the bottom up. Where six distinct flying divisions existed, we now have two, European and Global Operations. Two divisions, but one standard of service and safety to meet the needs of our customers – and one standard of helicopter support to create the most efficient helicopter operation in the world.

For that support we have created Heli-One, a single, global, helicopter support company. Heli-One allows us to support our helicopter operations in the most efficient manner possible, and to significantly expand third-party helicopter support. Heli-One will control the assets of our streamlined helicopter operations. This will allow us to deploy aircraft and major components around the world in a more efficient manner and further improve our utilization rates. Our commitment to shareholders is to be the world leader in the rapidly expanding offshore oil and gas markets around the world. By rebuilding our company, we are honouring that commitment and setting new standards for the helicopter services industry.

The growth potential for third-party helicopter support is equally significant. There is an untapped global demand for total helicopter support, including leasing and nose-to-tail aircraft support. Governments, national oil companies and commercial helicopter operators are looking for efficient ways to deploy helicopters. We are committed to making CHC the world leader in this market.

Five years ago we successfully merged the companies from the HSG acquisition into the CHC group and built the world's largest helicopter services company . Over that five-year period, we recorded the highest share price growth among Canada's top 500 corporations, according to the National Post's FP 500 report for 2005.

Now we are ready for the next five years. We are beginning a new phase of growth. In 2005, the Company made three acquisitions which have further expanded Heli-One's capabilities. At our new facility in Vancouver, Canada, we have created new repair and overhaul workshops that allow us to repatriate more of our helicopter maintenance requirements.

Now we are looking beyond our own fleet. At year end, the Company had unused capacity under its credit facilities of $232.7 million and cash and cash equivalents of $51.4 million, for a total of $284.1 million. Should exceptional opportunities arise, we will take advantage of this capacity and a strong balance sheet to make additional acquisitions that strengthen our core competency in helicopter support and helicopter operations.

We have laid the foundation for an exciting period of growth. Looking back over the past five years of expansion and acquisition, we have assembled the best team in the industry. Looking forward, we fully expect to leverage our skills and expertise and repeat the pattern of growth and prosperity CHC shareholders have come to expect.

Craig L. Dobbin, O.C.
EXECUTIVE CHAIRMAN

Message from the Chief Executive Officer

As we rebuilt the Company in 2005, we continued to build our revenue. We realized significant growth in our International flying segment and saw the full impact of the acquisition of Schreiner Aviation Group and other acquisitions in the Repair and overhaul segment. As a result, revenue increased 25 percent over last year, to $903.3 million, representing the best year in the Company's history. We have entered into a period of strong growth and expansion by our customers all over the world and we are pleased to support that growth.

Net earnings from continuing operations showed significant improvement, increasing 11 percent from 2004 to $73.6 million. Cash flow from operations increased 53 percent over last year to $138.2 million. During the year we completed the sale of non-core operations associated with the Schreiner acquisition and more recently signed letters of intent for the sale of our minority investments in Inaer and Canadian Helicopters Limited.

We have built a stable, long-term financial platform for future growth by extending maturities, increasing liquidity, and fixing interest rates at reasonable levels. In the fourth quarter the Company issued U.S.$150 million in senior subordinated notes at an effective rate of 6.75 percent. Earlier in the year, we refinanced the senior debt that was due to mature in July 2005.

Our successful performance in fiscal 2005 validates our decision to declare dividends of $12.6 million and allows us to continue with our successful fleet renewal program, which has helped drive income growth in our Global operating segment. CHC added nine new aircraft to the fleet, including three Super Pumas, four new Sikorsky S76 aircraft and two Sikorsky S92s, a new aircraft type with tremendous potential in the offshore oil and gas industry. Over the past five years we have invested more in fleet renewal than any other operator, and will introduce two new aircraft types in fiscal 2006 – the EC155 and AB139 – to meet the needs of our customers.



The creation of Heli-One will further enhance our fleet renewal program by giving us greater buying power in the international marketplace. We will also enjoy greater control over our helicopter support requirements – a significant competitive advantage in the helicopter industry – and generate additional revenues from new sources. During the year, we completed three acquisitions which increased Heli-One's capabilities for engine and component overhaul, as well as safety equipment supply.

I was honoured to be appointed Chief Executive Officer during the year, and would like to thank all employees for their hard work and dedication during this exciting period. Many of our employees have made moves across countries or around the world in our continuing effort to make CHC the global leader. I believe we will continue to see the benefits of this hard work and the strategic decisions taken in fiscal 2005 and for many years to come.

Sylvain Allard
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Operations Management



Neil Calvert
PRESIDENT, HELI-ONE
Vancouver, Canada



Christine Baird
PRESIDENT,
CHC GLOBAL OPERATIONS
Vancouver, Canada



Keith Mullett
MANAGING DIRECTOR,
CHC EUROPEAN OPERATIONS
Aberdeen, Scotland



CHC has strengthened and simplified its operational structure, bringing all helicopter operations under two divisions, European Operations and Global Operations, and creating a new helicopter support division, Heli-One, to support the CHC fleet and third-party operators. Helicopter operations will continue under the CHC brand. Heli-One will operate around the world under the new Heli-One brand.

Heli-One is led by Mr. Neil Calvert, who began his career as a helicopter engineer and has served the Company for more than 20 years, most recently as Managing Director of CHC European Operations, and as President of CHC Global Support.

Combining CHC's support divisions Astec Helicopter Services, Multifabs Survival Limited, AeroTurbine Support Ltd, Overhaul International Pty and other workshops, Heli-One provides helicopter leasing and a complete array of helicopter support services to civilian and military helicopter operators worldwide.

These support services include integrated logistics, engineering and design, heavy maintenance, safety equipment, inventory management, parts supply, and repair and overhaul services for engines and components.

CHC has combined helicopter operations in Africa, Asia, Australia and the Americas under a new structure, CHC Global Operations. This new division is headed up by Ms. Christine Baird, who has been with the Company for 24 years, most recently serving as President of CHC Helicopters International. Supported by Heli-One, and backed by a new centralized CHC Safety and Quality department, CHC Global Operations brings greater efficiency to CHC's expanding operations around the world and provides customers with the one global standard of excellence they have been looking for.

In 2005, CHC completed the restructuring of its North Sea and European helicopter operations, bringing operations from five European countries under one management structure. During the year, CHC appointed Mr. Keith Mullett as Managing Director, CHC European Operations. Mr. Mullett has served the Company for six years, most recently as Business Information Director, CHC European Operations.

By centralizing essential services such as safety and support, CHC's helicopter operating divisions will be better positioned to expand the business with greater emphasis on marketing and customer service, while at the same time realizing greater efficiencies.

Heli-One will support the CHC fleet with a much wider range of services and bring the added advantage of greater buying power in the international marketplace. And by leveraging its 60 years experience and operating under a new, independent brand, Heli-One is well positioned to expand its third-party business.

WE MOVE
THE INDUSTRY
THAT MOVES
THE WORLD

Management's Discussion and Analysis of Financial Condition and Results of Operations

JULY 27, 2005

This management's discussion and analysis ("MD&A") may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties including, but not limited to, factors detailed in the Annual Report on Form 20-F and in other filings of CHC Helicopter Corporation (the "Company" or "CHC") with the United States Securities and Exchange Commission and in the Company's Annual Information Form filed with the Canadian security regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

This MD&A should be read in conjunction with both the Company's Audited Consolidated Financial Statements and related notes thereto, as at, and for the years ended April 30, 2005 and 2004. Financial data presented in the MD&A has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All amounts are in Canadian dollars unless otherwise noted.

Overview

The Company is the world's largest global commercial helicopter operator. The Company, through its subsidiaries, has been providing helicopter services for more than 50 years and currently operates in over 30 countries, on all seven continents and in most of the major offshore oil and gas producing regions of the world. The Company's major operating units are based in the United Kingdom, Norway, the Netherlands, South Africa, Australia and Canada. The Company principally provides helicopter transportation services to the oil and gas industry for production and exploration activities. During the year the Company created Heli-One, the world's largest independent helicopter support company to provide repair and overhaul services, aircraft leasing, integrated logistics support, helicopter parts sales and distribution, safety and survival equipment and other related services. The Company also provides helicopter transportation services for emergency medical services and search and rescue activities ("EMS/SAR") and ancillary services such as flight training.

The Company provides helicopter transportation services to a broad base of major energy companies and independent and state-owned oil and gas companies, transporting personnel and, to a lesser extent, parts and equipment, to offshore production platforms, drilling rigs and other facilities. In general, the Company targets opportunities with long-term contracts and where customers require sophisticated medium and heavy helicopters operated by highly trained personnel. The Company is a market leader in most of the regions it serves, with an established reputation for quality and reliable service. The Company is the largest operator in the North Sea, one of the world's largest oil producing regions, and a global operator servicing the oil and gas industry in South America, Africa, Australia, Asia and north-eastern North America. For the fiscal year ended April 30, 2005 revenue generated by helicopter transportation services for the oil and gas industry was 67% of the Company's total revenue compared to 73% for the previous fiscal year.

The Company believes that its repair and overhaul and flight training capabilities reduce its costs and give it control over the quality of its maintenance and training. The Company believes that these capabilities enhance its competitive position, further diversify its revenue streams and solidify its worldwide reputation as a full-service, high-quality helicopter operator. Furthermore, the Company believes that its repair and overhaul capabilities provide it with a source of relatively stable third-party revenue.

The Company's global customer base consists of a broad range of oil and gas companies and governmental bodies and includes operating subsidiaries of, and government bodies in:

Agip	DeBeers	Republic of Ireland
Apache	Exxon Mobil	Royal Dutch/Shell Group
bp	Kerr-McGee	Statoil
Chevron	Maersk	TotalFinaElf
Commonwealth of Australia	Norsk Hydro	Unocal
ConocoPhillips	Premier	

Revenue for the fiscal year ended April 30, 2005 was $903.3 million, up $183.3 million or 25% from revenue of $720.0 million in fiscal 2004. Net earnings from continuing operations for fiscal 2005 were $73.6 million ($1.61 per share, diluted) compared to $66.3 million ($1.47 per share, diluted) in fiscal 2004.

Net earnings from continuing operations include restructuring costs, debt settlement costs and tax adjustments totalling $17.4 million (2004 – recovery $2.0 million) or $0.38 diluted net earnings per share (2004 – $0.04 diluted net loss per share).

The Company's Class A subordinate voting shares and its Class B multiple voting shares trade on the Toronto Stock Exchange ("TSX") under the symbols "FLY.SV.A" and "FLY.MV.B". Its Class A subordinate voting shares also trade on the New York Stock Exchange under the symbol "FLI".

Business Strategy

The Company's goal is to enhance its leadership position in the global helicopter services industry by continuing to provide value-added services to its customers while maximizing return on assets and cash flows. In its pursuit of this goal, the Company intends to focus on the following key initiatives:

STRENGTHEN COMPETITIVE POSITION IN EXISTING MARKETS.   The Company intends to increase its ability to win new contracts, renew existing contracts, strengthen its existing customer relationships and enhance its competitive position by improving its focus on customer needs and reducing costs while maintaining high standards for safety and reliability. The Company's new organizational structure means the Company is ideally positioned to service increased demand from existing customers and new entrants to the marketplace.

GROWTH THROUGH ACQUISITION.   During the year the Company acquired Multifabs Survival Ltd. ("Multifabs"), a majority position in Aero Turbine Support Ltd. ("ATSL"), and the assets and capabilities of Coulson Aero Technologies Ltd. ("Coulson"). These acquisitions are an important component of Heli-One, the Company's independent support group. The Company intends to seek out additional acquisition opportunities to further strengthen its position in existing markets and expand into new markets.

SELECTIVELY EXPAND INTERNATIONAL OPERATIONS.   The Company intends to capitalize on its broad geographic coverage, its long-term customer relationships and its fleet capabilities to pursue new opportunities in Africa, Asia and other developing oil and gas regions, which are expected to be the fastest growing markets for offshore helicopter transportation services.

EXPAND THE HELICOPTER SUPPORT BUSINESS WITH HELI-ONE.   The Company plans to expand its repair and overhaul business by further penetrating the Super Puma major component and engine overhaul market and pursue new opportunities in medium aircraft maintenance and military helicopter support. With the recent acquisitions of Multifabs, ATSL and Coulson, and the start-up of the Company's S61/S76 dynamic component overhaul facility, Heli-One is developing the capability to support on a nose-to-tail basis the Company's entire fleet of over 80 S61 and S76 aircraft and to compete for helicopter work for a worldwide fleet of more than 500 aircraft in this sector. In addition to repair and overhaul Heli-One provides the following services to the helicopter industry.

■ Integrated logistics support;
■ Aircraft leasing;
■ Heavy maintenance;
■ Design and engineering;
■ Helicopter parts and distribution;
■ Inventory management; and
■ Safety and survival equipment, manufacturing and support.

PURSUE PROFITABLE NEW BUSINESS BEYOND THE OIL AND GAS SECTOR.   The Company believes that it has a competitive advantage in the EMS/SAR sectors by virtue of its experience in servicing the oil and gas industry. The Company believes that this advantage stems from its ability to operate sophisticated twin-engine medium and heavy helicopters with highly trained pilots in complex situations for large customers. Typically, EMS/SAR customers require the operator to meet stringent quality standards on a long-term basis, excluding from the bidding process operators that would otherwise compete primarily on the basis of price.

CONTINUE TO FOCUS ON LONG-TERM CONTRACTS.   The Company seeks to enter into long-term contracts with its major customers in order to maximize the stability of its revenue. Revenue from operations under long-term contracts represented approximately 68% of the Company's revenue during the last two fiscal years.

During the year the Company completed a thorough examination of its operations and organizational structure with a view to strengthening and standardizing the Company's operations, lowering overhead costs, increasing efficiency and securing its leadership position well into the future. As a result the Company is consolidating all operations into three new operating divisions; Global operations, European operations and Heli-One. The Company's head office and senior management have relocated to Vancouver, Canada. The restructuring will continue into fiscal 2006, completing initiatives primarily in Norway and the Netherlands. In addition to the direct cost savings anticipated from a total headcount reduction of approximately 180 people worldwide, the Company anticipates savings to be realized from improved fleet management, working capital management, procurement, logistics and other areas.

Competitive Strengths

The Company believes that it has the following competitive advantages:

GLOBAL COVERAGE.   The Company currently provides helicopter transportation services in over 30 countries and on all seven continents. This broad geographic coverage and an efficient management structure enable the Company to respond quickly and cost effectively to customer needs and new business opportunities while adhering to local market regulations and customs. Since new contract start-up costs, including equipment and crew transportation and base set-up costs, can represent a significant portion of operating expenses, the Company's global network of bases allows it to reallocate equipment and crews efficiently and bid on new contracts at competitive rates. Additionally, as the multinational oil and gas companies seek service providers that can serve them in many locations around the world, the Company's geographic coverage makes it one of only two global providers that can effectively compete for many of these contracts.

FOCUS ON SAFETY.   In over 50 years of operations, the Company has developed sophisticated safety and training programs and practices that have resulted in a strong safety record. The Company has never failed the stringent safety and performance audits that are conducted by its customers. The Company's advanced flight training facility in Norway provides a wide variety of training services to its employees as well as civil and military organizations around the world. Providing these advanced training services enhances the Company's global reputation for leadership and excellence in helicopter services.

LOW COST OPERATOR.   The Company believes that it has significant cost advantages over its competitors with respect to its medium and heavy helicopter services, which increase its likelihood of winning new contracts. The Company believes that its economies of scale and in-house repair and overhaul and training capabilities give it a cost advantage over competitors who must incorporate higher third party repair and overhaul costs into their bids.

LONG-TERM CUSTOMER RELATIONSHIPS.   The Company has worked successfully for many years with major oil and gas companies, some of which have been customers continuously for more than 20 years. As a result of its established long-term customer relationships, its focus on safety and flight training, its crews' experience and the quality of its services, the Company consistently meets or exceeds its customers' standards and is invited to bid on new projects. In addition to standard helicopter transportation services, certain of the Company's customers rely on it for ancillary services, including the Company's computerized logistics systems for crew scheduling and passenger handling services, all of which help strengthen customer relationships.

LARGE, MODERN AND DIVERSIFIED FLEET OF HELICOPTERS.   To meet the diverse operational requirements of its customers, the Company operates a large fleet that includes some of the most sophisticated helicopters in the world. The Company has led the industry in fleet renewal with aircraft sought after by customers for their superior performance. As of April 30, 2005, the Company operated 215 aircraft, comprised of 76 heavy helicopters, 115 medium helicopters, 10 light helicopters and 14 fixed wing aircraft. The helicopter fleet consists of ten types of helicopters manufactured primarily by Eurocopter, Sikorsky and Bell. During the year the Company purchased two Sikorsky S-92s to compliment its fleet of 18 Super Puma MkIIs. These two aircraft types represent the most advanced civilian heavy helicopter types in service.

RETENTION OF ASSET VALUE.   Based on independent appraisals as of April 30, 2005 the estimated fair market value of the Company's owned aircraft fleet was $628.9 million, exceeding its net book value by approximately $53.2 million. As well, since approximately 70 – 75% of a helicopter's value resides in its major components including engines, gearboxes and transmissions, which are replaced or upgraded on a regular basis, older models of helicopters that have been upgraded are capable of meeting many of the same performance standards as newer aircraft. As a result, when helicopters are sold as part of the Company's ongoing fleet management, the Company often receives prices in excess of net book value. Between May 1, 2000 and April 30, 2005 the Company disposed of helicopters for gross proceeds of $341.3 million, which was approximately 19% higher than their aggregate net book value of $287.5 million as at the dates of disposition.

IN-HOUSE REPAIR AND OVERHAUL BUSINESS.   The Company believes that its repair and overhaul activities reduce its costs, diversify its revenue streams and help position it as a full-service, high-quality helicopter operator. The Company is a market leader in repair and overhaul capability and has the only licensed commercial engine and major component repair and overhaul facility in the world for the Eurocopter Super Puma helicopter, other than the original equipment manufacturers and has the capability to support several other helicopter types including Eurocopter Dauphin, Sikorsky S61, S76 and Bell 212/412. This capability allows it to control the quality and the cost of its helicopter maintenance, repair and refurbishment.

Industry Overview

Helicopters first came into widespread commercial use in the oil and gas industry for transporting personnel and supplies to offshore oil rigs and remote onshore areas. Over the years, the use of helicopters has expanded into many other areas where urgency or difficulty of access justifies the cost. Although the oil and gas industry still accounts for a substantial portion of the demand for helicopter services worldwide, for several decades helicopters have been used for a variety of purposes, such as forestry, mining, search and rescue, emergency medical services, construction, and recreation.

The level of worldwide offshore oil and gas exploration and production has traditionally influenced demand for helicopter transportation services. Exploration activities are sensitive to changes in oil and gas prices, whereas production activities are generally more stable. For the fiscal year ended April 30, 2005, 56% of the Company's total revenue was derived from oil and gas production activity (fiscal 2004 – 61%). As onshore oil and gas reserves continue to decline the Company expects offshore oil and gas exploration and production to become a larger portion of global oil and gas production, resulting in additional demand for helicopter transportation services. Furthermore, the Company expects technology improvements to allow oil and gas exploration and production companies to pursue opportunities farther offshore, increasing demand for helicopter transportation services, particularly for modern helicopters, which generally have a greater range and passenger capacity. The Company also expects new exploration and production activity to occur in already producing regions and in currently non-producing regions of Africa, Asia, South America, the Caspian Sea, Australia, the North Sea and eastern Canada. The Company believes this increase in activity will result in increased global demand for helicopter transportation services.

Rig utilization in the North Sea ended December 31, 2004 up 13% from the prior year. Projected utilization rates have also risen, indicating the market will likely remain strong through 2005. In addition to new smaller companies targeting the North Sea, large companies are expanding their activities and upgrading production facilities to extend field production life. The Company believes the need for transportation services will increase as activity in the North Sea continues to increase from current levels.

To effectively compete on a global basis for helicopter transportation service contracts, the Company believes a helicopter service provider needs to have:

- an established brand name;
- a strong track record of providing high quality, safe and reliable service;
- a large, diversified fleet of helicopters to accommodate various customer requirements;
- a cost structure that allows the provision of services at competitive prices;
- a broad network of regional bases to cost-effectively bid for new contracts in most areas of the world as opportunities arise; and
- familiarity with a variety of local business practices and regulations around the world and established local joint venture partnerships and strategic customer alliances.

The Company believes it possesses all of these characteristics.

The Business

HELICOPTER FLYING OPERATIONS

Helicopters in use today may be divided into two general categories. Single engine (light) aircraft, which have a passenger capacity of three to six, operate under visual flight rules ("VFR"), (daylight and good weather flying only) and can be operated with one pilot. Given their low passenger capacity and inability to fly in poor weather conditions, these aircraft are generally limited to onshore operations. In recent years, the Company has sold most of its operations and aircraft in this category and, at April 30, 2005, it had only 10 light helicopters in its fleet. However, the Company has a 41.75% interest in Canadian Helicopters Limited ("CHL"), which operates in Canada's onshore market, primarily with light aircraft and has a 38% interest in Inversiones Aereas S.L. ("Inaer"), which operates light and medium aircraft in the Spanish onshore market.

Twin-engine (heavy and medium size) aircraft generally require two pilots, have a passenger capacity of nine to twenty-six and can operate under instrument flight rules ("IFR"), (daytime and night time flying under a variety of weather conditions). The greater passenger capacity, longer range, and ability to operate in adverse weather conditions make these aircraft more suitable than single engine aircraft for offshore support. The high cost of these larger aircraft and their limited availability tend to lessen competition from smaller operations. The Company operated 191 helicopters in this category (76 heavy and 115 medium helicopters) as at April 30, 2005.

Various types of helicopters are required to meet the diverse needs of the industries they serve. Medium to heavy helicopters are generally utilized to support the oil and gas, construction and forestry industries, and for EMS/SAR. They are also used for transporting larger numbers of passengers and supplies or for lifting heavy weights, and are capable of operating during the night and in adverse weather conditions. Typically equipped with IFR equipment, medium to heavy helicopters are capable of long distance flights to offshore oil platforms. Where appropriate, specialized equipment is installed for providing emergency medical service support or for use in certain challenging environments such as the North Sea. Light to medium helicopters are used to support the utility and mining sectors, as well as certain parts of the construction and forestry industry, where transporting a smaller number of passengers or carrying light loads is required.

The Company contracts with customers to provide aircraft for various periods of time. Contracts for helicopter services in support of oil and gas exploration activities are generally short-term, usually twelve months or less. Contracts for transport of personnel and equipment to oil and gas production sites are generally long-term with terms typically ranging from two to ten years, averaging approximately 3.5 years. Such contracts are ordinarily awarded following a competitive bidding process among pre-qualified bidders. Contracts may be based on a fixed monthly fee with an additional hourly charge for actual flight time, or solely on an hourly charge for actual flight time. Approximately 51% of the Company's fiscal 2005 flying revenue (fiscal 2004 – 56%) was derived from hourly charges and the remaining 49% (fiscal 2004 – 44%) was generated by fixed monthly charges. Typically, the Company supplies crew and maintenance personnel in addition to aircraft. However, the Company has a limited number of contracts under which it supplies aircraft only to local helicopter operators, often in conjunction with repair and overhaul and training services. The Company will continue to pursue this latter type of contract as such arrangements may allow it to partner with other local operators to effectively penetrate new markets.

A substantial number of the Company's long-term contracts contain provisions permitting early termination by the customer without penalty. However, during the last six fiscal years, with the exception of contracts that were transferred to another operator due to the merger of oil and gas producers and a contract with the U.N. Monitoring, Verification and Inspection Commission that was cancelled upon the start of the war in Iraq, no customer has exercised that right. At the expiration of a contract, customers typically solicit new bids for the next contract period. Contracts are usually awarded based on a number of factors, including price, long-term relationships, safety record of the helicopter service provider and quality of customer service. Generally, an incumbent operator has a competitive advantage in the bidding process stemming from its relationship with the customer, its knowledge of site characteristics, its understanding of the cost structure for the specific operations and its proven ability to meet service level requirements and provide the necessary aircraft and services.

The Company's contracts generally require that fuel be provided directly by the customer or be charged directly to the customer based on actual fuel costs. As a result, the Company has no significant exposure to changes in fuel prices.

New contract start-up costs can represent a significant portion of operating costs. The Company therefore believes that its global network of bases and aircraft operating licenses give it a competitive advantage in bidding on new contracts throughout most of the world. The Company is well positioned to meet the requirements of customers in most regions of the world within short periods of time at competitive rates. The Company also has long-term working relationships with most of the major oil and gas companies, including the operating subsidiaries of bp, ExxonMobil, ConocoPhillips, Shell, Statoil, Norsk Hydro, TotalFinaElf, Chevron, Maersk and Unocal. Many of these companies have been customers of the Company for more than 20 years.

The Company is one of only two global providers of helicopter transportation services to the offshore oil and gas industry. There are other competitors, but they are smaller, regional operators. The Company has a significant market position in all global offshore oil and gas markets, with the exception of the Gulf of Mexico, where it does not have a presence. The Company's absence in that market stems from the fact that the oil and gas companies operating in the Gulf of Mexico utilize primarily light and medium helicopters under short-term contracts. The Company estimates that it has a market share of approximately 60% in the combined Norwegian, UK, Danish and Dutch sectors of the North Sea, the world's largest area of offshore oil and gas development. The Company is well positioned to capitalize on future growth opportunities. As oil and gas wells are depleted, it is expected that oil companies will go further offshore to develop deep-water reserves. The Company's global presence, long-term customer relationships and modern fleet of aircraft position it to participate in new oil and gas developments in most offshore oil and gas regions.

At present, the limited supply of helicopters available for use in the offshore oil and gas industry is a competitive advantage for the Company. In the Company's experience, the Super Puma and, more recently, the Sikorsky S-92 aircraft are the aircraft of choice for major oil and gas companies operating in the North Sea due to their superior maximum flying range, passenger capacity and cabin crew comfort. At present, the Company and its major competitor operate approximately 90% of the worldwide fleet of commercial Super Puma aircraft configured for offshore work. The manufacturers of these aircraft do not stock new aircraft. The current lead time to acquire a new Super Puma or S-92 is approximately 18 months. During the year, the Company introduced two Sikorsky S-92 aircraft in Norway. The S-92 is a heavy helicopter that has similar capabilities to the Super Puma MkII.

REPAIR AND OVERHAUL
All aircraft airframes, engines and components are required by their manufacturers and government regulations to be serviced and overhauled after a predetermined period. The repair and overhaul process includes the disassembly, cleaning, inspection, repair and reassembly of engines, components and accessories, which have a limited time-life, including the testing of complete engines and components. The choice of whether to perform a given task in-house or to outsource to a third party depends on the complexity and cost of the task and the capabilities of the operator in question. Companies engaged in the repair and overhaul business are required to obtain licenses from government regulatory bodies and, in many cases, the manufacturers. Companies active in this industry include (i) the manufacturers of the helicopters, components, and accessories, (ii) repair facilities authorized by the manufacturers to repair and overhaul their products, and (iii) small workshops not typically authorized by the manufacturers. The low cost of transporting components relative to the total cost of the repair and overhaul services has resulted in the development of a world wide market for repair and overhaul services.

During the year, the Company created the world's largest helicopter support company, Heli-One. Heli-One combines all CHC support subsidiaries and divisions including Astec Helicopter Services ("Astec"), Multifabs, Overhaul International and ATSL. Heli-One provides comprehensive capability for repair, overhaul, modification and testing of dynamic components, including S61 and S76, Bell 206, 205, 212 and 412 and all Super Puma AS332/532 models. Heli-One's major servicing facilities in North America and Europe provide engine overhaul servicing. Astec specializes in nose-to-tail support of the AS332 Super Puma and overhaul of the Makila 1A/1A1/1A2 engines. Heli-One, Vancouver, including ATSL specializes in nose-to-tail support of the S61 and S76 and overhauls of the General Electric CT58/T58 gas turbine engines and Pratt & Whitney Canada PT6T turboshaft engines. Overhaul International has a CASA approved Bell workshop. This restructuring provides low cost internal repair and overhaul services and positions the Company to increase its market share of repair and overhaul services for the worldwide fleet of over 500 Super Pumas.

Some of Heli-One's contracts require customers to pay for services on an hourly flying basis. Typically, a portion of the revenue from these "power-by-the-hour" contracts is recognized on a monthly basis to reflect ongoing maintenance and logistics services being provided, with the balance deferred and recognized as the major repair and overhaul services are performed.

Heli-One's main competitors within the repair and overhaul business are the original equipment manufacturers of helicopters and their components. As such, its main competitors are also its main parts suppliers. To minimize issues related to availability and pricing of parts that Heli-One needs to perform its business, Heli-One generally has long-term supply arrangements with the original equipment manufacturers and works closely with them on items such as modifications and approvals of parts and components.

Heli-One is also able to provide to its customers integrated logistics support, providing 24 hour service, covering all scheduled and unscheduled repair and overhaul for engines, dynamic components, all rotable components and consumable parts, plus support for any special mission equipment. The Company's global buying power translates to competitive pricing on all major components. With facilities in times zones nine hours apart, Heli-One can offer next day delivery in most locations on a wide range of helicopter parts from all major manufacturers. In addition, the Company has extensive expertise in all areas of engineering and design, for either conversion upgrades or refurbishments, including avionics.

Factors that affect competition within the repair and overhaul market include price, quality and customer service. The Company believes that Heli-One has a competitive advantage over original equipment manufacturers in that it focuses on supporting commercial operations and can leverage CHC's extensive operational experience. The Company believes that the corporate restructuring and creation of Heli-One have improved its ability to provide low cost, quality support services to civilian and military helicopter operators worldwide.

FLIGHT TRAINING
The Company operates an advanced flight training facility in Norway that provides additional revenue and enhances the Company's global reputation for excellence and leadership in helicopter services. The facility enables the Company to satisfy fully the Super Puma training requirements for its pilots, in addition to selling training services to external pilots. The Company's experienced instructors provide a wide variety of training services to its employees as well as civil and military organizations around the world. The Company's Norwegian flight training group operates two full flight simulators and is certified and approved by the Norwegian Civil Aviation Authority as well as several other national aviation authorities. Since its inception, this facility has trained more than 24,000 pilots and mechanics from over 40 countries.

HELICOPTER LEASING
The Company manages the world's largest fleet of medium and heavy civilian helicopters, enabling the Company to offer flexible leasing terms on a wide range of aircraft to third-party customers. Heli-One will include, in the leases to customers, repair and overhaul and logistics support as part of the full package.

SAFETY AND SURVIVAL EQUIPMENT
Operating in the world's most dangerous cold-water environments requires protection, quality and comfort. With our European subsidiaries, Multifabs and Whirly Bird Services Limited ("Whirlybird"), the Company has over 30 years experience providing survival wear solutions to military forces, emergency services and oil and gas operators around the world.

Acquisitions

During the year the Company acquired three new businesses to compliment its existing helicopter support services. The August 2004 acquisition of Multifabs, an Aberdeen-based company specializing in the production of cold water survival suits for military forces, emergency services and offshore transportation companies around the world enhances the Company's ability to deliver the most comprehensive, cost effective offshore services package to its customers in the oil and gas and emergency search and rescue sectors. Multifabs compliments the existing third-party marine, military and aviation safety business. In the current year the Company also acquired a majority position in ATSL, an aircraft engine repair and overhaul company servicing General Electric CT 58/T58 and Pratt and Whitney, PT6T turboshaft engines, and the assets and capabilities of Coulson, a British Columbia, Canada based helicopter component and turbine maintenance repair and overhaul provider. ATSL and Coulson are important elements of the Company's strategic expansion of its global repair and overhaul capabilities.

Discontinued Operations

During the year the Company sold two non-core components of the Schreiner business segment, operating as Schreiner Canada Ltd. ("Schreiner Canada") and Schreiner Aircraft Maintenance B.V. ("SAMCO") and realized a net gain on sale of $8.6 million. Schreiner Canada assembles, services and operates unmanned air, ground and sea vehicles and targets for training military forces and the defence industry and is based in Medicine Hat, AB, Canada. SAMCO is a certified aviation maintenance facility, located at Maastricht-Aachen Airport, the Netherlands, specializing in base maintenance and the repair, maintenance and modification of fixed wing aircraft.

The potential sale of the remaining non-core business held for sale, CHC Composites Inc. ("Composites"), to any potential acquirer will be contingent on the acceptance of certain terms and conditions by the Government of Newfoundland and Labrador.

Fleet

The Company's fleet at April 30, 2005 was comprised of the following aircraft by segment:

AIRCRAFT TYPE	EUROPEAN FLYING	INTERNATIONAL FLYING	SCHREINER	TOTAL	OWNED	LEASED
HEAVY						
Eurocopter Super Puma MkII	16	2	–	18	1	17
Eurocopter Super Puma	21	9	–	30	19	11
Sikorsky S-61N	11	12	3	26	23	3
Sikorsky S-92 series	2	–	–	2	–	2
	50	23	3	76	43	33
MEDIUM						
Sikorsky S-76	7	42	10	59	49	10
Bell 412	–	12	–	12	9	3
Bell 212	–	12	–	12	8	4
Eurocopter 365 Series	11	4	16	31	22	9
Other	1	–	–	1	1	–
	19	70	26	115	89	26
LIGHT						
Bell 206	–	6	–	6	6	–
Eurocopter AS350/355	–	2	–	2	2	–
Other	–	–	2	2	2	–
	–	8	2	10	10	–
Total Helicopters	69	101	31	201	142	59
Fixed-wing	–	4	10	14	10	4
Total Aircraft	69	105	41	215	152	63

During fiscal 2005, the Company completed five sale-leaseback transactions, four of which were aircraft purchased in fiscal 2005. The Company also entered into operating leases for four new additional aircraft, returned four aircraft to the lessors and purchased seven aircraft from a lessor. As a result of the foregoing transactions, the number of leased aircraft in the Company's fleet decreased by two during fiscal 2005, from 65 leased aircraft as at April 30, 2004 to 63 leased aircraft as at April 30, 2005. The Company also purchased eleven new aircraft, disposed of five aircraft and wrote-off one aircraft due to the total loss resulting from an accident during the period. As a result of these purchases, disposals and the aforementioned leasing transactions, the number of owned aircraft in the Company's fleet increased from 141 as at April 30, 2004 to 152 as at April 30, 2005.

Based on independent appraisals, the estimated fair market value of the Company's owned aircraft fleet was $628.9 million as at April 30, 2005, exceeding its book value by approximately $53.2 million. See page 27, "Competitive Strengths – Retention of Asset Value". The appraisal surplus has declined by $49.1 million during fiscal 2005; from $102.3 million at April 30, 2004 to $53.2 million at April 30, 2005. This decline was attributable primarily to the impact of foreign exchange rate fluctuations on the translation of the aircrafts' appraised values.

LEASE OBLIGATIONS

The Company has entered into aircraft operating leases with 18 lessors in respect of 63 aircraft included in the Company's fleet at April 30, 2005. At inception, the Company's aircraft leases had terms not exceeding 8.5 years. At April 30, 2005, these leases had expiry dates ranging from 2006 to 2013. The total minimum lease payments under these aircraft operating leases totalled $243.7 million at April 30, 2005. The Company has options to purchase the aircraft at fair market value or agreed amounts that do not constitute bargain purchase options, but has no commitment to do so. With respect to such leased aircraft, substantially all of the costs of major inspections of airframes and the costs to perform inspections, major repairs and overhauls of major components are at the Company's expense. The Company may either perform this work internally through Heli-One or have the work performed by an external repair and overhaul service provider. There is no commitment to incur these costs unless the aircraft is flown. The Company has also given guarantees to certain lessors in connection with these aircraft leases. See page 53, "Off-Balance Sheet Arrangements".

In addition to payment under aircraft operating leases, the Company has minimum lease payments of $36.8 million for the same periods related to operating lease commitments for buildings, land and other equipment.

For additional details see page 54, "Contractual Obligations" and also Notes 28 and 30 to the Company's fiscal 2005 audited consolidated financial statements.

COMMITMENTS TO ACQUIRE NEW AIRCRAFT

As at April 30, 2005, the Company had ordered and made deposits for a number of aircraft. At April 30, 2005, the Company had committed to purchase eight heavy and 17 medium aircraft. Total capital committed to these purchases is approximately $279.2 million (U.S. $222.2 million). These aircraft are expected to be delivered in fiscal 2006 and will be deployed in the Company's European and International operations.

Where possible, the Company intends to finance these aircraft through operating leases.

Results of Operations

FOREIGN EXCHANGE

The Company is a global operator and its financial results are therefore impacted by fluctuations in foreign exchange rates, particularly those with respect to European currencies and U.S. dollars. The favourable impact of foreign exchange on revenue during fiscal 2005 was $0.1 million. The unfavourable impact on segment EBITDA was $1.2 million during fiscal 2005. Since financing charges, income tax expense, capital expenditures and debt repayments are also primarily in European currencies and U.S. dollars, the net impact of foreign exchange on net earnings and cash flow is not as significant. The Company's overall approach to managing foreign currency exposures includes identifying and quantifying its currency exposures, utilizing natural hedges were possible and putting in place financial instruments, when considered appropriate, to manage the remaining exposures. In managing this risk, the Company may use financial instruments including forwards, swaps, and other derivative instruments. Company policy specifically prohibits the use of derivatives for speculative purposes. See page 50, "Liquidity and Capital Resources – Financing Activities", page 52, "Financial Instruments" and page 56, "Risks and Uncertainties – Foreign Currency".

SEGMENTS

This MD&A provides certain financial and related information about the Company's operating segments and also about their products and services, the geographic areas in which they operate and their major customers. The Company's objective is to provide information about the different types of business activities in which it engages and the different economic environments in which it operates in order to help users of the Company's consolidated financial statements (i) better understand its performance, (ii) better assess its prospects for future net cash flows and (iii) make more informed judgments about the Company as a whole. In its efforts to achieve this objective, the Company provides information about segment revenues, segment EBITDA and operating income because these financial measures are used by its key decision makers in making operating decisions and assessing performance. For additional information about the Company's segment revenues and segment EBITDA, including a reconciliation of these measures to its consolidated financial statements, see Note 27 to the Company's fiscal 2005 audited consolidated financial statements.

The Company identifies five reporting segments in its financial statements. The primary factor considered in identifying segments is geographic coverage, which also impacts the nature of the Company's operations, the type of contracts it enters and the type of aircraft it utilizes. The Company's five reporting segments are:

- The European flying segment includes primarily helicopter services to the oil and gas industry in the U.K., Norwegian and Danish sectors of the North Sea. In addition, the European flying segment includes helicopter search and rescue service operations in Ireland and Norway.

- The International flying segment includes primarily helicopter services for offshore oil and gas, search and rescue and emergency medical customers in Asia, Africa, Australia, South America, the east coast of Canada and other locations around the world.

- Schreiner includes helicopter and fixed-wing flying services primarily to the offshore oil and gas industry in the Netherlands, Africa and Asia and includes other ancillary businesses including aircraft parts sales.

- The Repair and overhaul segment includes helicopter repair and overhaul facilities located in Norway, Canada and the U.K., which provide services to the Company's helicopter fleet and third-party customers located in Europe, Asia, and North America and the survival suit and safety equipment production business.

- The Corporate and other segment includes corporate head office and other activities.

In fiscal 2006, as a result of the restructuring project, the Company will report results of operations under four segments: Global operations, European operations, Heli-One and Corporate and other.

REVENUE

Total revenue for fiscal 2005 was $903.3 million, an increase of $183.3 million or 25% from revenue of $720.0 million for fiscal 2004. The following are the primary reasons for the change in revenue.

(i) Excluding the impact of foreign exchange, there was a $122.3 million increase in revenue in the Schreiner flying segment. This was due to a full year of revenue in 2005 compared to 2004, which only included revenue from the date of acquisition of February 16, 2004.

(ii) An increase, excluding the impact of foreign exchange, in revenue in the Company's International flying segment of $48.0 million due to new and expanded contracts and to higher flying activity on existing contracts.

(iii) An increase, excluding the impact of foreign exchange, in revenue in the Company's Repair and overhaul segment of $19.3 million. This increase was due primarily to revenue earned in newly acquired businesses of $19.7 million.

By industry sector, the distribution of the year-over-year change in revenue is set forth in the table below:

REVENUE SUMMARY BY INDUSTRY SECTOR

| | FISCAL YEAR ENDED APRIL 30 | | | | | | CHANGE ATTRIBUTABLE TO | |
| | (PERCENTAGE OF TOTAL REVENUE) | | | (MILLIONS OF CDN DOLLARS) | | | | |
INDUSTRY SECTOR	2005	2004	CHANGE	2005	2004	CHANGE	SCHREINER ACQUISITION	OTHER FACTORS (i)
Oil and Gas Production	56.3%	61.1%	(4.8%)	$ 508.3	$ 439.9	$ 68.4	$ 63.0	$ 5.4
Oil and Gas Exploration	10.7%	12.3%	(1.6%)	96.3	88.6	7.7	(0.1)	7.8
Repair and Overhaul	12.4%	9.3%	3.1%	112.2	67.1	45.1	38.2	6.9
EMS/SAR	11.9%	8.6%	3.3%	107.0	62.0	45.0	0.9	44.1
Other	5.2%	5.9%	(0.7%)	47.4	42.8	4.6	10.0	(5.4)
Passenger Transportation	2.7%	1.8%	0.9%	24.7	12.6	12.1	10.1	2.0
Training	0.8%	1.0%	(0.2%)	7.4	7.0	0.4	—	0.4
Total	100.0%	100.0%	(0.0%)	$ 903.3	$ 720.0	$ 183.3	$ 122.1	$ 61.2

(i) The $5.4 million increase in revenue in the oil and gas production sector was due primarily to growth in the Company's International flying segment offset partially by unfavourable foreign exchange and a decrease in the European flying segment. The $7.8 million increase in the oil and gas exploration sector was due primarily to growth in the International and European flying segments. The $6.9 million increase in repair and overhaul revenue was due primarily to revenue from growth in the business and revenue from newly acquired businesses. The $44.1 million increase in EMS/SAR revenue was primarily due to growth in the European flying segment including favourable foreign exchange.

The table below provides a summary of segment revenue by quarter for fiscal 2005 and 2004:

REVENUE SUMMARY BY QUARTER

PERIOD (MILLIONS OF CANADIAN DOLLARS)	EUROPEAN FLYING	INTERNATIONAL FLYING	SCHREINER	TOTAL FLYING SEGMENTS	REPAIR AND OVERHAUL	TOTAL
FISCAL 2005						
Q1	$ 115.6	$ 55.5	$ 41.5	$ 212.6	$ 12.9	$ 225.5
Q2	110.1	57.1	39.4	206.6	18.7	225.3
Q3	108.1	59.4	37.3	204.8	21.3	226.1
Q4	104.1	61.5	36.4	202.0	24.4	226.4
	$ 437.9	$ 233.5	$ 154.6	$ 826.0	$ 77.3	$ 903.3
FISCAL 2004						
Q1	$ 112.1	$ 43.6	$ —	$ 155.7	$ 13.3	$ 169.0
Q2	111.5	46.7	—	158.2	14.4	172.6
Q3	104.7	49.0	—	153.7	15.3	169.0
Q4	109.4	52.5	32.4	194.3	15.1	209.4
	$ 437.7	$ 191.8	$ 32.4	$ 661.9	$ 58.1	$ 720.0

The Company derives its flying revenue from two types of contracts. Approximately 51% of the Company's fiscal 2005 flying revenue (fiscal 2004 – 56%) was derived from hourly charges (including hourly charges on contracts that also have fixed charges), and the remainder was generated by fixed monthly charges. Because of the significant fixed charge component of the Company's flying revenue mix, an increase or decrease in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenues, they remain a good measure of the level of activity and fleet utilization. The following two tables provide, respectively, a quarterly summary of the Company's flying hours and a summary of its flying revenue hourly vs. fixed mix for fiscal 2005 and 2004, in each case by segment.

FLYING HOURS

	FLYING HOURS				NUMBER OF AIRCRAFT AT PERIOD END			
PERIOD	EUROPEAN FLYING	INTERNATIONAL FLYING	SCHREINER	TOTAL	EUROPEAN FLYING	INTERNATIONAL FLYING	SCHREINER	TOTAL
FISCAL 2005								
Q1	21,215	12,466	7,268	40,949	71	96	38	205
Q2	20,491	12,419	7,482	40,392	69	99	39	207
Q3	19,712	12,988	7,297	39,997	68	106	40	214
Q4	19,086	13,259	6,616	38,961	69	105	41	215
	80,504	51,132	28,663	160,299				
FISCAL 2004								
Q1	22,351	11,057	—	33,408	72	90	—	162
Q2	21,951	11,926	—	33,877	70	94	—	164
Q3	19,806	12,066	—	31,872	72	95	—	167
Q4	19,939	12,216	5,701	37,856	71	97	38	206
	84,047	47,265	5,701	137,013				

FLYING REVENUE MIX – HOURLY VS. FIXED

	HOURLY		FIXED		TOTAL	
SEGMENT (MILLIONS OF CANADIAN DOLLARS)	FISCAL 2005	FISCAL 2004	FISCAL 2005	FISCAL 2004	FISCAL 2005	FISCAL 2004
European flying	$ 260.5	$ 272.5	$ 151.0	$ 138.3	$ 411.5	$ 410.8
International flying	73.8	61.2	147.7	119.0	221.5	180.2
Schreiner	40.1	7.6	66.6	9.2	106.7	16.8
	$ 374.4	$ 341.3	$ 365.3	$ 266.5	$ 739.7	$ 607.8

The Company utilizes primarily heavy aircraft in its European flying segment and medium aircraft in its International flying segment and in Schreiner. As illustrated in the table below, the overall mix of revenue by aircraft type remained relatively consistent from fiscal 2004 to fiscal 2005, except for fixed wing revenue which has increased due to the acquisition of Schreiner.

FLYING REVENUE MIX – AIRCRAFT TYPE

	FISCAL 2005					FISCAL 2004				
SEGMENT (MILLIONS OF CANADIAN DOLLARS)	HEAVY	MEDIUM	LIGHT	FIXED WING	TOTAL	HEAVY	MEDIUM	LIGHT	FIXED WING	TOTAL
European flying	$ 321.2	$ 90.3	$ —	$ —	$ 411.5	$ 330.6	$ 80.2	$ —	$ —	$ 410.8
International flying	66.2	146.3	3.5	5.5	221.5	50.9	119.2	4.4	5.7	180.2
Schreiner	12.0	63.6	1.4	29.7	106.7	1.9	9.0	0.5	5.4	16.8
Total Flying Revenue	$ 399.4	$ 300.2	$ 4.9	$ 35.2	$ 739.7	$ 383.4	$ 208.4	$ 4.9	$ 11.1	$ 607.8
Total %	54.0%	40.6%	0.7%	4.7%	100.0%	63.1%	34.3%	0.8%	1.8%	100.0%

The Company regularly compares its activity levels against available industry data. Aberdeen Airport Ltd. reports monthly helicopter passenger traffic for all helicopter operations in Aberdeen, Scotland, which is the Company's largest base (accounting for approximately 32% of total European flying revenue) as measured by the number of aircraft and revenue. The following table provides a quarterly summary of all helicopter passenger traffic at Aberdeen Airport for fiscal 2005 and 2004.

ABERDEEN AIRPORT – HELICOPTER PASSENGERS

	FISCAL 2005	FISCAL 2004	% CHANGE (2005 VS 2004)
Q1	102,228	101,757	0.5%
Q2	104,715	95,227	10.0%
Q3	95,896	87,588	9.5%
Q4	101,132	89,975	12.4%
Total	403,971	374,547	7.9%

Source: Aberdeen Airport Ltd.

The data in the above table shows a year-over-year increase in activity in Aberdeen. While activity levels in Aberdeen increased 7.9% in fiscal 2005 versus fiscal 2004, the Company's flying hours in Europe overall declined by 4.2% over the same period. This decline relates primarily to the redeployment of aircraft to support growth in the international markets and reduced activity from expired contracts that have been partially offset by revenue from new entrants to the North Sea.

DIRECT COSTS

Direct costs for fiscal 2005 increased by $126.2 million, to $702.2 million, from $576.0 million for fiscal 2004. This $126.2 million increase was driven partially by (i) the acquisition of Schreiner which had direct costs of $119.5 million compared to $29.2 million for fiscal 2004. The remaining increase in direct costs reflects an increase in variable costs incurred in relation to revenue growth, primarily in the Company's International flying and Repair and overhaul segments.

GENERAL AND ADMINISTRATION COSTS

General and administration costs for fiscal 2005 increased by $7.2 million to $25.8 million from $18.6 million for fiscal 2004. This increase is due primarily to increases in variable compensation costs and a build up of the Financial Services Department in Vancouver, Canada in anticipation of delivering services to the Company's operating divisions in the new fiscal year.

AMORTIZATION

Amortization expense increased $5.3 million, from $25.2 million in fiscal 2004 to $30.5 million in fiscal 2005. Of this $5.3 million increase, $4.4 million was attributable to the acquisition of Schreiner. The remaining increase in amortization was due largely to assets employed in the newly acquired businesses within the Repair and overhaul segment and aircraft additions in fiscal 2005. See page 32, "Fleet" for additional information regarding aircraft additions.

RESTRUCTURING

During the year the Company completed a thorough examination of its operations and organizational structure with a view to strengthening and standardizing the Company's operations, lowering overhead costs and securing its leadership position well into the future. As a result, the Company has relocated its head office to Vancouver, Canada and is consolidating all its current operations into three new operating divisions, Global operations, European operations and Heli-One.

During fiscal 2005 the Company expensed costs of $17.6 million (after tax, $11.8 million) in connection with the restructuring activities. Restructuring costs were comprised of severance, termination, relocation, planning, consulting and benefit adjustments. Additional costs are expected to be expensed in fiscal 2006 as the restructuring activities continue relating to terminations, severance, consulting and other costs. It is anticipated that the majority of remaining costs will be expensed in the first half of fiscal 2006.

During fiscal 2004 the Company incurred restructuring costs of $9.2 million (after tax, $6.4 million) in connection with the consolidation of its European operations and other related activities. Restructuring costs were comprised of termination benefits, professional fees, travel costs and other incremental costs directly associated with the restructuring activities. As at April 30, 2004 the consolidation of the European operations was completed with no material additional costs to be incurred.

GAIN ON DISPOSAL OF ASSETS

During fiscal 2005 the Company disposed of property and equipment, primarily aircraft (see page 32, "Fleet" and page 51, "Liquidity and Capital Resources – Investing Activities"), and received net proceeds of $90.9 million, resulting in a net recognized gain of $4.1 million and a deferred gain of $4.5 million. The latter related primarily to the five sale-leaseback transactions during the year. The net recognized gain of $4.1 million was comprised primarily of gains on the disposal of four aircraft during the year and a gain from insurance proceeds received for the total loss of a Bell 212 aircraft operating in Australia.

During fiscal 2005, the Company received insurance proceeds of $1.7 million for the total loss of a Bell 212 aircraft on June 2, 2004. The book value of the aircraft was $0.8 million, resulting in a gain of $0.9 million. The aircraft was being flown for a medical evacuation and crashed while manoeuvring in heavy rain during approach. Any incurred or outstanding liabilities relating to this incident are covered by our insurance providers.

OPERATING INCOME

Operating income increased by $37.0 million from $94.3 million in fiscal 2004 to $131.3 million in fiscal 2005. This increase was primarily due to the inclusion of Schreiner for a full year ($22.5 million) and growth in the International flying segment ($14.7 million).

DEBT SETTLEMENT

During fiscal 2005 the Company expensed $2.0 million (after tax, $1.3 million) of debt settlement costs in connection with a senior credit facility revision and redemption of its remaining 11¾% senior subordinated notes and the remaining 8% subordinated debentures.

During fiscal 2004 the Company incurred $19.7 million (after tax, $12.6 million) of debt settlement costs in connection with the retirement, in April 2004, of (i) €87.3 million ($140.6 million) (60% of original principal amount) of its 11¾% senior subordinated notes, (ii) £32.7 million ($78.7 million) and €25 million ($40.3 million) of its senior credit facilities and (iii) NOK123.5 million ($24.3 million) of its 7% term loan.

FINANCING CHARGES

Financing charges consist primarily of (i) interest on debt, (ii) amortization of deferred financing costs, (iii) foreign exchange gains and losses on operating activities, working capital revaluation, debt repayment and debt revaluation and (iv) realized foreign exchange gains and losses on forward foreign currency contracts that have not been designated as hedging instruments. Financing charges for the fiscal year ended April 30, 2005 totalled $37.1 million versus $29.0 million in fiscal 2004. The $8.1 million increase in financing charges this year was driven primarily by a $2.3 million increase in interest on debt obligations and a $4.9 million net increase in realized foreign exchange losses from the prior year.

(MILLIONS OF CANADIAN DOLLARS)	2005	2004
Interest on debt obligations	$ 32.9	$ 30.6
Amortization of deferred financing costs	3.2	3.6
Foreign exchange (gain) loss from operating activities and working capital revaluation	(3.1)	5.5
Foreign exchange loss (gain) on debt repayment	0.6	(1.8)
Foreign exchange loss on revaluation of long-term debt	1.3	—
Foreign exchange gain on foreign currency agreement	—	(9.8)
Interest revenue	(0.5)	(1.3)
Other interest and banking expenses	2.7	2.2
Total	$ 37.1	$ 29.0

The average rate on the Company's variable-rate senior credit facilities during fiscal 2005 was 4.0% compared to 4.4% in fiscal 2004. In fiscal 2005 a greater proportion of the Company's average borrowings on the senior credit facilities was tied to the euro LIBOR rate (2005 – 2.1%) compared to 2004 when a greater proportion of the Company's borrowings were tied to the GBP LIBOR rate (2004 – 4.25%). Despite this lower effective interest rate on the senior credit facility borrowings, interest on long-term debt increased by $2.3 million due to higher average borrowings primarily for capital expenditures in fiscal 2005 compared to fiscal 2004.

EQUITY IN EARNINGS OF ASSOCIATED COMPANIES

Equity in earnings of associated companies increased by $1.6 million, from $3.9 million in fiscal 2004 to $5.5 million in fiscal 2005. Of this increase, $3.1 million was due to the full year inclusion of Schreiner's 38% equity ownership in Inaer offset by reduced equity earnings by CHL in which the Company holds a 41.75% interest.

INCOME TAXES

The Company had an income tax provision of $23.8 million in fiscal 2005 compared to a recovery of $16.6 million in fiscal 2004. This (provision) recovery was comprised of the following:

(MILLIONS OF CANADIAN DOLLARS)	2005		2004
Earnings from continuing operations before income taxes	$ 97.4	$	49.6
Combined Canadian federal and provincial statutory income tax rate	35%		37%
Income tax provision calculated at statutory rate	(34.1)		(18.4)
(Increase) decrease in income tax (provision) recovery resulting from:			
Reversal of tax liability	—		21.0
Rate differences in various jurisdictions	16.2		15.5
Effect of change in tax legislation	(4.2)		—
Non-deductible items	(3.2)		(2.4)
Large corporations tax	(0.5)		(0.2)
Other foreign taxes paid	(1.7)		(1.6)
Non-taxable portion of capital gains	1.2		2.5
Non-taxable equity income	1.3		—
Other	1.3		0.2
Income tax (provision) recovery	$ (23.8)	$	16.6

During fiscal 2005, legislation was substantially enacted in the Netherlands to reduce the corporate income tax rate from 34.5% to 30.0%. As a result, the Company adjusted the value of its future income tax assets related to losses carried forward and other temporary differences in the Netherlands by $4.2 million.

During fiscal 2004, the Company recorded a $21.0 million future income tax recovery, a significant portion of which is attributable to the reversal of a previously recorded tax liability as a result of the disposition of certain of the Company's European fleet. The remainder of the recovery relates to the reversal of a previously recorded tax liability, which is no longer considered necessary as a result of the completion of tax authority audits in various jurisdictions.

The Company is subject to taxation in many jurisdictions throughout the world. The effective tax rate and tax liability are affected by a number of factors, such as the amount of taxable income in particular jurisdictions, the tax rates in such jurisdictions, tax treaties between jurisdictions, the extent to which funds are transferred between jurisdictions and income is repatriated, and changes in law. Generally, the tax liability for each legal entity is determined on either (i) a non-consolidated basis or (ii) a consolidated basis with other entities incorporated in the same jurisdiction, in either case, without regard to the taxable losses of non-consolidated affiliate entities. As a result, the Company may pay income taxes in certain jurisdictions even though on an overall basis a net loss for the period may be incurred.

The Company has accumulated approximately $91.9 million in non-capital tax losses of which $34.8 million is available to reduce future Canadian income taxes otherwise payable, $51.4 million is available to reduce future Dutch income taxes otherwise payable and the remainder is available to reduce future income taxes otherwise payable in other foreign jurisdictions. If unused, these losses will expire as follows:

(MILLIONS OF CANADIAN DOLLARS)	
2006	$ 0.5
2007	5.0
2008	0.2
2009	3.0
2014	15.7
2015	10.4
Indefinitely	57.1
	$ 91.9

NET EARNINGS FROM CONTINUING OPERATIONS

Net earnings from continuing operations for fiscal 2005 was $73.6 million ($1.61 per share, diluted), an increase of $7.3 million from $66.3 million ($1.47 per share, diluted) in fiscal 2004. This increase was the result of increased operating income of $37.0 million primarily due to the inclusion of Schreiner for a full year ($22.5 million) and growth in the International flying segment ($14.7 million), lower debt settlement costs of $17.7 million, a $1.6 million increase in equity in earnings of associated companies, offset by an $8.1 million increase in financing charges and a $40.5 million increase in the provision for income taxes. See page 40, "Results of Operations – Income Taxes".

NET LOSS FROM DISCONTINUED OPERATIONS

Net loss from discontinued operations for fiscal 2005 was $11.0 million ($(0.24) per share, diluted), up $8.4 million from a loss of $2.6 million for fiscal 2004 ($(0.06) per share, diluted). This was primarily the result of an evaluation of the fair value of the assets and liabilities of Composites, a business currently held for sale and reported under discontinued operations. The assets and liabilities of this business were measured at the lower of their carrying amounts and their estimated fair value less costs to sell. As a result, a fair value adjustment of $14.3 million was recorded in the current fiscal year. This fair value adjustment and operating losses from discontinued operations were partially offset by an $8.6 million net gain on the disposal of two non-core companies of Schreiner in the current year.

NET EARNINGS

Net earnings declined by $1.1 million to $62.6 million ($1.37 per share, diluted, $1.49 per share, basic) in fiscal 2005, down from $63.7 million ($1.41 per share, diluted, $1.54 per share, basic) in fiscal 2004. This reflects a $7.3 million increase in net earnings from continuing operations and an $8.4 million decrease in net earnings from discontinued operations.

FOURTH QUARTER 2005

Revenue for the fourth quarter of fiscal 2005 was $226.4 million, an increase of $17.0 million or 8% from the same period last year. This increase was primarily due to a 61% increase in the Company's Repair and overhaul segment and a 17% increase in the International flying segment.

Operating income for the fourth quarter of fiscal 2005 was $29.5 million, an increase of $8.3 million or 39% from the same period last year primarily due to increases in the Company's International flying segment where segment EBITDA increased 74% and increases in the Schreiner segment.

Net earnings from continuing operations declined by $8.8 million to $17.0 million in the fourth quarter of fiscal 2005. This was primarily the result of $8.3 million higher operating income and lower debt settlement charges of $10.0 million offset by a higher tax provision of $25.2 million. The fourth quarter of fiscal 2004 included a $21.0 million future income tax recovery relating primarily to the reversal of a previously recorded tax liability as a result of the disposition of certain of the Company's European fleet. See page 40, "Results of Operations – Income Taxes".

Net earnings for the fourth quarter of fiscal 2005 was $18.8 million, a decrease of $6.6 million or 26% from the same period last year. This decrease was primarily due to the decrease of $8.8 million in net earnings from continuing operations offset by a $2.2 million increase in net earnings from discontinued operations.

QUARTERLY INFORMATION

The table below provides a summary of the Company's revenue, net earnings from continuing operations, net earnings, total assets, total long-term financial liabilities, cash dividends per share, net earnings per share from continuing operations and net earnings per share for each quarter in fiscal 2005, 2004 and 2003.

(MILLIONS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)	REVENUE	NET EARNINGS FROM CONTINUING OPERATIONS	NET EARNINGS	TOTAL ASSETS	TOTAL LONG-TERM FINANCIAL LIABILITIES	CASH DIVIDENDS PER SHARE DECLARED	NET EARNINGS PER SHARE FROM CONTINUING OPERATIONS BASIC	DILUTED	NET EARNINGS PER SHARE BASIC	DILUTED
FISCAL 2005										
Q1	$ 225.5	$ 23.3	$ 22.3	$1,520.7	$ 824.0	$ —	$ 0.56	$ 0.51	$ 0.53	$ 0.49
Q2	225.3	16.0	(1.3)	1,534.2	846.7	0.30	0.38	0.35	(0.03)	(0.03)
Q3	226.1	17.3	22.8	1,644.7	915.0	—	0.41	0.38	0.55	0.50
Q4	226.4	17.0	18.8	1,743.2	942.0	—	0.40	0.37	0.44	0.41
Total	$ 903.3	$ 73.6	$ 62.6			$ 0.30	$ 1.75	$ 1.61	$ 1.49	$ 1.37
FISCAL 2004										
Q1	$ 169.0	$ 14.5	$ 13.8	$1,110.2	$ 567.0	$ —	$ 0.36	$ 0.33	$ 0.33	$ 0.31
Q2	172.6	16.0	15.5	1,114.4	555.9	—	0.38	0.35	0.37	0.34
Q3	169.0	10.0	9.0	1,162.0	572.7	0.25	0.24	0.22	0.23	0.20
Q4	209.4	25.8	25.4	1,534.9	814.3	—	0.62	0.57	0.61	0.56
Total	$ 720.0	$ 66.3	$ 63.7			$ 0.25	$ 1.60	$ 1.47	$ 1.54	$ 1.41
FISCAL 2003										
Q1	$ 173.8	$ 10.3	$ 8.8	$1,148.9	$ 615.6	$ —	$ 0.25	$ 0.23	$ 0.22	$ 0.20
Q2	188.4	20.6	18.5	1,180.6	613.8	0.10	0.50	0.45	0.45	0.41
Q3	177.5	16.8	15.5	1,204.5	624.4	—	0.40	0.37	0.37	0.35
Q4	172.2	32.1	22.7	1,145.6	570.2	—	0.77	0.71	0.54	0.50
Total	$ 711.9	$ 79.8	$ 65.5			$ 0.10	$ 1.92	$ 1.76	$ 1.58	$ 1.46

There is some impact of seasonality in the quarterly results in the foregoing table. The seasonal variations are due primarily to variations in the activity levels of the Company's oil and gas industry customers' exploration and development activities.

Foreign exchange has had significant impact on quarterly revenue levels on a year-over-year basis. Quarterly revenues for fiscal 2005, in comparison to quarterly revenues for fiscal 2004, have been impacted by foreign exchange in the following amounts: Q1 – $6.0 million, Q2 – $1.3 million, Q3 – $(3.4) million and Q4 – $(3.8) million for a total favourable foreign exchange impact of $0.1 million.

Quarterly revenue net earnings from continuing operations and net earnings in the table above were impacted by the following items that affect their comparability:

(i)   In Q2 of fiscal 2005, the Company incurred a tax asset adjustment of $4.2 million relating to a tax rate change in the Netherlands.

(ii) In Q2 of fiscal 2005, the Company recorded a fair value adjustment for Composites of $14.3 million.

(iii) In Q3 of fiscal 2005, the Company incurred net-of-tax gain on the sale of SAMCO and Schreiner Canada of $7.5 million included in discontinued operations. The remaining $1.1 million net-of-tax gain on the sale of SAMCO and Schreiner Canada was incurred in Q4 of fiscal 2005.

For additional information on the foregoing quarterly items, see page 40, "Results of Operations – Income Taxes", and page 41, "Results of Operations – Net Loss from Discontinued Operations".

Review by Segment

SEGMENT REVENUE FROM EXTERNAL CUSTOMERS – VARIANCE ANALYSIS

(THOUSANDS OF CANADIAN DOLLARS)	EUROPE	INT'L	SCHREINER(ii)	R&O	CORPORATE & OTHER (iii)	TOTAL
Year ended April 30, 2004	$ 437,631	$ 191,773	$ 32,490	$ 58,119	$ —	$ 720,013
Foreign exchange impact	6,693	(6,223)	(202)	(148)	—	120
Revenue increase (decrease)	(6,412)	47,966	122,325	19,332	—	183,211
Year ended April 30, 2005	$ 437,912	$ 233,516	$ 154,613	$ 77,303	$ —	$ 903,344
Total revenue increase (decrease)	$ 281	$ 41,743	$ 122,123	$ 19,184	N/A	$ 183,331
% increase (decrease)	0.1%	21.8%	N/A	33.0%	N/A	25.5%
% increase (decrease) excluding FX	(1.5%)	25.0%	N/A	33.3%	N/A	25.4%

SEGMENT EBITDA VARIANCE ANALYSIS

(THOUSANDS OF CANADIAN DOLLARS)	EUROPE	INT'L	SCHREINER(ii)	R&O	CORPORATE & OTHER (iii)	TOTAL
Year ended April 30, 2004	$ 72,104	$ 28,285	$ 3,325	$ 41,228	$ (19,533)	$ 125,409
Foreign exchange impact	3,991	(3,517)	(777)	(915)	—	(1,218)
Segment EBITDA increase (decrease)	(2,038)	21,190	32,544	1,532	(2,045)	51,183
Year ended April 30, 2005	$ 74,057	$ 45,958	$ 35,092	$ 41,845	$ (21,578)	$ 175,374
Segment EBITDA margin (i)						
– Last year	16.5%	14.7%	10.2%	21.3%	N/A	17.4%
– This year	16.9%	19.7%	22.7%	18.7%	N/A	19.4%
Total Segment EBITDA increase (decrease)	$ 1,953	$ 17,673	$ 31,767	$ 617	$ (2,045)	$ 49,965
% increase (decrease)	2.7%	62.5%	N/A	1.5%	(10.5%)	39.8%
% increase (decrease) excluding FX	(2.8%)	74.9%	N/A	3.7%	(10.5%)	40.8%

(i)   Segment EBITDA as a percent of revenue from external customers except for the R&O segment, which is a percent of total revenue.

(ii) Results for Schreiner for the comparative period are for the period from February 16, 2004 to April 30, 2004.

(iii) Corporate and other includes Inter-segment eliminations.

**Revenue by
Industry – Europe**



2% TRAINING
1% TRANSPORTATION
3% OTHER
13% EMS/SAR
12% OIL AND GAS EXPLORATION
69% OIL AND GAS PRODUCTION

**Revenue by
Location – Europe**



42% U.K
40% NORWAY
16% OTHER EUROPE
2% OTHER

EUROPEAN FLYING SEGMENT

The European flying segment consists primarily of operations in the UK, Ireland, Norway and Denmark, mainly serving the helicopter transportation requirements of the offshore oil and gas industry in the North Sea.

Revenue for fiscal 2005 was $437.9 million, an increase of $0.3 million from revenue of $437.6 million earned in fiscal 2004. This $0.3 million increase was attributable to (i) favourable foreign exchange of $6.7 million, essentially offset by (ii) a $6.4 million decrease in flying revenue. The flying revenue decrease of $6.4 million was related to the redeployment of aircraft to support growth in international markets and reduced activity from expired contracts, offset partially by revenue from new entrants to the North Sea.

Segment EBITDA for fiscal 2005 was $74.1 million, up $2.0 million from segment EBITDA of $72.1 million in fiscal 2004. This increase was due primarily to (i) favourable foreign exchange of $4.0 million and (ii) increased margins on contracts replacing the low margin bp contract that expired in July 2004, offset by (iii) $0.9 million of direct costs incurred in the fourth quarter of the current fiscal year as a result of the delay in deployment of new aircraft as described below, and (iv) increased short-term lease payments to a third party helicopter operator and other costs totalling $1.8 million incurred during a dispute with pilots in Denmark that was settled in the third quarter of the current fiscal year.

Segment EBITDA margin improved from 16.5% in fiscal 2004 to 16.9% in fiscal 2005. Excluding the impact of foreign exchange, the segment EBITDA margin in fiscal 2005 was 16.0%. The primary factor causing the margin to decline from 16.5% to 16.0% was the above noted $0.9 million of costs related to the delay in deployment of new aircraft and the $1.8 million related to the Danish pilot strike. Excluding both the impact of foreign exchange and the increase in expenses as noted, the segment EBITDA margin in fiscal 2005 was 16.6%, up modestly from fiscal 2004.

Operating income for fiscal 2005 was $62.0 million, up $7.1 million from operating income of $54.9 million in fiscal 2004. This improvement was due primarily to (i) improved segment EBITDA, and (ii) reduced restructuring costs of $4.3 million from fiscal 2004. In 2004, the Company incurred restructuring costs to implement a new management structure in its European operations to provide an increased focus on the critical areas of the business.

The Company started a long-term contract in Norway that required the deployment of two new heavy aircraft at specific dates in the fourth quarter of fiscal 2005. This contract commitment was not met due to the late delivery of the aircraft by the manufacturer. The Company provided substitute aircraft to meet the customer's flying requirements. If the new aircraft had been deployed on the required dates the Company would have realized additional segment EBITDA of approximately $3.0 million in the current fiscal year. Direct costs incurred as a result of this delay included salary, overtime and related costs totalling approximately $0.9 million. The customer believes it is entitled to compensation for the delay. The Company's interpretation of the contract is that no compensation is payable. Currently the customer and the Company are in discussions to resolve this issue and therefore the eventual outcome is presently unknown.

At April 30, 2005 there were 69 aircraft in this segment, consisting of 50 heavy and 19 medium aircraft. Included in the heavy aircraft were 37 Super Pumas including 16 Super Puma MkIIs and 2 Sikorsky S-92 aircraft.

At April 30, 2005 there were 913 employees in the segment (April 30, 2004 – 937), including 344 pilots, 275 engineers and 294 administrative and support personnel.

In fiscal 2005, 72.5% of revenue in this segment was derived primarily from long-term contracts. The major customers in this segment remained largely unchanged from fiscal 2004 and during fiscal 2005 included bp, ExxonMobil, TotalFinaElf, Maersk, Statoil, Norsk Hydro, ConocoPhillips, Talisman, Kerr-McGee and the Irish Coast Guard.

During and subsequent to fiscal 2005 the Company was awarded the following new contracts and contract renewals:

- New North Sea contract with Marathon Oil U.K. Ltd. (five-year contract) valued at approximately $10.0 million per year.
- Commencing September 1, 2006, a new five-year contract, plus two two-year options, with Nexen Petroleum U.K. Limited for the provision of helicopter services in support of Nexen's U.K. Central and Northern North Sea operations.
- New two-year contract, plus three one-year options, by the Peak Group.
- Contract renewals by PGS Production AS, Kerr-McGee and ConocoPhillips Norway for the provision of heavy helicopter transportation services in the Norwegian North Sea. These contracts have contract periods ranging from one to five years. Including option periods, the total potential contract periods range from three to five years. Combined annual revenue from these contracts is expected to be approximately $32.0 million. The Company was also awarded an expanded Search and Rescue contract by the Irish Coast guard with a value of approximately $6.5 million per annum.

The following contracts were not renewed:

- In March 2005 a contract with Talisman Energy (U.K.) Limited in the North Sea expired and was not renewed by the customer. This contract generated revenue of approximately $22.0 million per year.
- Subsequent to the year end, ConocoPhillips Norway extended an existing crew-change contract to September 1, 2006, but announced it will not renew the contract beyond this date. Bp/Talisman extended a related crew-change contract to December 31, 2005, but announced it will not renew the contract beyond this date. These two contracts are currently valued at a total of $46.0 million per annum.

**Revenue
by Industry –
International**



- **1%** TRANSPORTATION
- **7%** OTHER
- **17%** OIL AND GAS EXPLORATION
- **21%** EMS/SAR
- **54%** OIL AND GAS PRODUCTION

**Revenue
by Location –
International**



- **4%** CANADA
- **7%** OTHER
- **19%** AFRICA
- **26%** AUSTRALIA
- **44%** ASIA

INTERNATIONAL FLYING SEGMENT

The International flying segment consists of operations in Australia, Africa, Asia and offshore work in eastern Canada and in other locations around the world, serving offshore oil and gas, EMS/SAR and other industries.

Revenue for fiscal 2005 was $233.5 million, an increase of $41.7 million from revenue of $191.8 million in fiscal 2004. The increase included revenue growth of $48.0 million, partially offset by an unfavourable foreign exchange impact of $6.2 million. The $48.0 million revenue increase was driven by increased flying activity , primarily for oil and gas customers from new contract awards and increased flying activity on existing contracts. Total flying hours increased from 47,265 in fiscal 2004 to 51,132 in fiscal 2005, representing growth of 3,867 hours or 8.2%. Increased flying hours were derived from increased flying from new and expanded contracts in Malaysia, India, Venezuela and other countries. Revenue also increased due to new dry lease contracts in Brazil and Venezuela.

Segment EBITDA for fiscal 2005 was $46.0 million, up by $17.7 million from segment EBITDA of $28.3 million in fiscal 2004. This increase included an unfavourable foreign exchange impact of $3.5 million. The segment EBITDA improvement of $21.2 million was primarily related to (i) increased revenue from new contracts and renewed contracts at higher margins, and the (ii) addition of high margin dry lease contracts in Brazil and Venezuela in the current year.

The segment EBITDA margin for the International flying segment rose from 14.7% in fiscal 2004 to 19.7% in fiscal 2005. Absent the impact of foreign exchange, the margin in fiscal 2005 was 21.2%. The increase from 14.7% last year to 21.2% this year was due primarily to the items noted above.

Operating income for fiscal 2005 was $38.6 million, up $14.7 million from operating income of $23.9 million in fiscal 2004. This increase was due primarily to improved segment EBITDA.

At April 30, 2005, there were 105 aircraft in this segment, consisting of 23 heavy, 70 medium and 8 light helicopters and 4 fixed-wing aircraft. This increase of 8 aircraft since the start of the fiscal year is related to increased activity in the International flying segment in fiscal 2005. The fleet deployed in this segment consists primarily of medium aircraft such as the Sikorsky S-76, but also includes a number of heavy aircraft, including the Eurocopter Super Puma and the Sikorsky S-61N.

At April 30, 2005, there were 796 employees in the segment (April 30, 2004 – 807), including 264 pilots, 223 engineers and 309 administrative and support personnel.

Approximately 78.3% of revenues in the segment were derived from long-term contracts. The major customers in this segment included ExxonMobil, Unocal, Chevron, bp, Shell, TotalFinaElf, Premier, Phillips, Soekor, Sonair, DeBeers, the Royal Australian Air Force, Victoria Police, the United Nations, Talisman, Newfield, Petrobras, Encana and United Helicharters.

During fiscal 2005 the Company was awarded a new contract in West Africa for the provision of one Super Puma MkII aircraft for an initial period of 18 months commencing June 2004. Anticipated revenue over the term of the contract is approximately $11.0 million.

**Revenue
by Industry –
Schreiner**



- **1%** EMS/SAR
- **10%** TRANSPORTATION
- **10%** OTHER
- **30%** REPAIR & OVERHAUL
- **49%** OIL AND GAS PRODUCTION

**Revenue
by Location –
Schreiner**



- **1%** CANADA
- **1%** ASIA
- **4%** OTHER
- **44%** EUROPE
- **50%** AFRICA

SCHREINER SEGMENT

Schreiner is the largest helicopter operator in the Dutch sector of the North Sea, operating in the Netherlands, providing support to the oil and gas industry and emergency medical services. Schreiner also supports oil and gas operations in Africa in addition to operating an aircraft parts business. The Company acquired Schreiner on February 16, 2004. Therefore the results of Schreiner are included in the Company's statement of earnings and financial position subsequent to that date.

During fiscal 2005, the Company disposed of two non-core Schreiner businesses; Schreiner Canada and SAMCO. The results of Schreiner Canada and SAMCO are not included in the Schreiner business segment but are included in discontinued operations.

Revenue for fiscal 2005 was $154.6 million while segment EBITDA earned for fiscal 2005 was $35.1 million. The $154.6 million in revenue was comprised of (i) $106.7 million in flying revenue of which $75.3 million related to oil and gas and other customers, (ii) $47.1 million of repair and overhaul revenue, and (iii) $0.8 million in other revenue.

Schreiner's segment EBITDA margin increased from 10.2% in fiscal 2004 to 22.7% in fiscal 2005. This increase was the result of improved operating margins from reduced support costs and other operational efficiencies implemented since Schreiner was acquired.

Operating income for fiscal 2005 was $24.5 million, which included restructuring costs of $5.6 million, largely consisting of severance, termination, consulting and other costs relating to the restructuring project currently in progress.

At April 30, 2005 there were 501 employees in the segment (2004 – 699) including 148 pilots, 105 engineers and 248 administrative and support personnel. The decline is due to the sale of SAMCO and Schreiner Canada as well as the current restructuring initiative.

During and subsequent to fiscal 2005 the Company was awarded the following new contracts and contract renewals:

- New two-year contract (plus one option year) valued at approximately $6.5 million per annum by GNPOC for the provision of aircraft in Northeast Africa.

- Five year contract renewal for the provision of offshore transportation services to oil and gas fields in the Dutch sector of the North Sea to a consortium of Total E&P Nederland, Wintershall Noordzee and Petro-Canada Netherlands. This contract is valued at approximately $25.0 million per annum and has two one-year renewal options



External Revenue by Customer – Repair and overhaul

- **14%** ASIA & OTHER
- **14%** CANADA
- **22%** U.K.
- **27%** OTHER EUROPE
- **23%** NORWAY, DENMARK, SWEDEN



External Revenue by Type – Repair and overhaul

- **5%** PART SALES AND OTHER
- **6%** DYNAMIC COMPONENTS
- **17%** SAFETY SUIT & SURVIVAL EQUIPMENT
- **18%** ENGINE
- **18%** BASE MAINTENANCE
- **36%** POWER BY THE HOUR

REPAIR AND OVERHAUL SEGMENT

The Repair and overhaul segment, which will become an important component of Heli-One in the new fiscal year, includes helicopter repair and overhaul facilities in Norway, Canada, Australia and the U.K., providing helicopter repair and overhaul services for the Company's fleet and for an external customer base in Europe, Asia and North America and includes the survival suit and safety equipment production business.

During the year, the Company's Repair and overhaul segment acquired three new businesses to compliment its existing helicopter support services. The August 2004 acquisition of Multifabs, an Aberdeen-based company specializing in the production of cold water survival suits for military forces, emergency services and offshore transportation companies around the world enhances the Company's ability to deliver the most comprehensive, cost effective offshore services package to its customers in the oil and gas and emergency search and rescue sectors. Multifabs complements the existing third-party marine, military and aviation safety business of this segment. In the current year the Company also acquired a majority position in ATSL, an aircraft engine repair and overhaul company servicing General Electric CT 58/T58 and Pratt and Whitney, PT6T turboshaft engines, and the assets and capabilities of Coulson, a British Columbia, Canada based helicopter component and turbine maintenance repair and overhaul provider. ATSL and Coulson are important elements of the Company's strategic expansion of its global repair and overhaul capabilities.

Third party repair and overhaul revenue for fiscal 2005 was $77.3 million, of which approximately 31.6% was derived from long term contracts, compared to $58.1 million in fiscal 2004. This $19.2 million increase in third party revenue was due to growth in the business and revenue from newly acquired businesses partially offset by an unfavourable foreign exchange impact of $0.1 million. Other offsetting variances included (i) a decrease in revenue from base maintenance of $5.4 million, (ii) a $2.3 million increase in revenue from "power-by-the-hour" ("PBTH") customers, and (iii) an increase in major component overhaul revenue of $2.7 million.

Segment EBITDA for the repair and overhaul segment for fiscal 2005 was $41.8 million, up $0.6 million from segment EBITDA of $41.2 million in fiscal 2004. This was the combined result of (i) increased revenue as noted above; (ii) reduced overhaul costs resulting from insourcing services previously provided by third parties; offset by (iii) increased parts costs as low cost inventory acquired on the acquisition of Helicopter Service Group is now largely depleted; (iv) increased repair and subcontract costs for parts used to support the power-by-the-hour fleet; (v) the decision not to increase prices to internal customers in the current fiscal year; and (vi) an unfavourable foreign exchange impact of $0.9 million.

The foregoing are also the cause of the decrease in Heli-One's segment EBITDA margin from 21.3% last year to 18.7% this year. Excluding the impact of foreign exchange, Heli-One's fiscal 2005 segment EBITDA margin was 19.2%.

Operating income for fiscal 2005 was $33.9 million, down $5.8 million from operating income of $39.7 million in fiscal 2004. This decrease was due primarily to a $3.9 million increase in amortization relating to assets employed in the newly acquired businesses and an increase of $2.5 million in restructuring costs from those incurred in fiscal 2004. Restructuring costs largely consisted of severance, termination, consulting and other costs relating to the restructuring project currently in progress.

At April 30, 2005 there were 684 employees in the segment (2004 – 482), including 280 engineers and 404 support and administrative personnel. The increase in employees relates to the acquisition of Multifabs, ATSL and the start-up of the Heli-One business, offset by reductions relating to the restructuring initiatives.

CORPORATE AND OTHER SEGMENT

Corporate segment EBITDA (including Inter-segment eliminations) of $(21.6) million in fiscal 2005 decreased $2.1 million from the same period last year. The primary reasons for the decrease were higher general and administration costs of $7.2 million due primarily to increases in variable compensation costs and the build up of the Financial Services Department in Vancouver, Canada in anticipation of delivering services to the Company's operating divisions in the new fiscal year. These increases were substantially offset by variances in inter-segment eliminations.

Liquidity and Capital Resources

OPERATING ACTIVITIES

The Company generated $131.6 million of operating cash flow (before changes in non-cash working capital) in fiscal 2005, an increase of $8.0 million from the $123.6 million generated for fiscal 2004. This increase is due primarily to (i) a $7.3 million increase in net earnings from continuing operations, (ii) $43.2 million increase to current and long-term income tax assets and liabilities partially offset by (iii) lower debt settlement costs of $17.7 million, (iv) increased net pension plan funding of $9.8 million, (v) a $7.7 million decrease in deferred revenue, and (vi) increased amortization of $5.5 million of Schreiner contract credits. The Company generated $6.6 million in cash from working capital during fiscal 2005, primarily through $55.1 million from accounts payable management partially offset by increases in accounts receivable of $36.5 million and inventory of $14.0 million resulting from newly acquired and existing businesses and other factors. As a result, net operating cash flow for the year ended April 30, 2005 was $138.2 million, an increase of $47.6 million or 53%, from fiscal 2004.

The Company believes that it will be able to generate sufficient cash flow to meet its current and future working capital, capital expenditure and debt obligations. As at April 30, 2005 the Company had unused borrowing capacity under its credit facilities of $232.7 million and cash and cash equivalents of $51.4 million, for a total of $284.1 million. The Company does not expect any material changes to its future working capital requirements other than possible changes caused by major acquisitions should any such acquisitions occur. The Company's growth strategy includes the pursuit of various acquisition targets. It is expected that acquisitions would be largely debt financed. The Company does not expect to use sale-leaseback transactions from the sale of long-term owned aircraft as a source of liquidity. Sale-leaseback transactions are used by the Company as a cost effective way to finance new aircraft. Aircraft are often acquired over an extended period through deposits and then sold and leased back shortly after acquisition.

There are no material, legal or practical restrictions on the ability of the Company to obtain cash from its subsidiaries. There are no material trends and no expected material fluctuations in the Company's liquidity position. The Company is not aware of any balance sheet conditions, income items or cash flow items that could have a material impact on its liquidity. There are also currently no liquidity problems associated with the Company's financial instruments. However, changes in the Company's stock price affect the fair market value of an equity forward price agreement that the Company uses to hedge its stock appreciation rights. As well, changes in foreign exchange rates affect the fair market value of currency swaps into which the Company has entered in connection with hedging its net investment in its self-sustaining foreign operations. It is possible that such changes in the fair market value of these financial instruments could be material. See page 52, "Financial Instruments".

FINANCING ACTIVITIES

Financing activities generated cash of $123.1 million for fiscal 2005, compared to $101.8 million generated for fiscal 2004. Total debt increased by $113.1 million in the year from $514.0 million to $627.1 million. The $113.1 million increase was comprised of (i) an increase in debt of $160.0 million offset by favourable foreign exchange of $46.9 million. The increase in debt was due primarily to property and equipment additions and acquisitions of new businesses in fiscal 2005. During the year the Company agreed to the terms of revised senior credit facilities to replace the existing facilities that were due to mature in July 2005. The new senior facilities consist of a revolving facility of U.S. $175.0 million, a revolving facility of £6.8 million and a non-revolving facility of €66.1 million and a non-revolving facility of £7.6 million. The terms of the revised senior credit facilities provide for increased flexibility in both financial and non-financial covenants, extension of the maturity dates for periods of three to five years, lower interest rates and increased borrowing limits.

In March 2005 the Company issued $188.5 million (U.S. $150.0 million) of 7⅜% senior subordinated notes. Partial proceeds were used to repay CAD $162.4 million of its senior credit facilities.

The current portion of long-term debt decreased by $11.2 million, from $38.0 million at April 30, 2004 to $26.8 million at April 30, 2005. The $11.2 million decrease in the current portion of long-term debt was attributable to the redemption of the Company's remaining $11.5 million of 11¾% senior subordinated notes and $10.4 million remaining 8% subordinated debentures, offset by an increase in the current portion of debt obligation on the Company's senior credit facilities and other term loans. See Note 15 to the Company's fiscal 2005 audited consolidated financial statements.

Debt issue costs in fiscal 2005, incurred primarily in connection with the aforementioned U.S. $150.0 million debt issuance and the revised senior credit facilities totalled $5.6 million and have been recorded as deferred financing costs. Also in connection with the debt issuance, the Company paid cash debt settlement costs of $1.8 million to pay down existing debt.

To minimize the impact of foreign exchange on its cash flows, the Company has denominated its debt in various currencies to more closely match net operating cash flows with debt service obligations. See page 52, "Financial Instruments". At April 30, 2005 the Company's total net debt was denominated in the following currencies:

CURRENCY		DEBT IN FUNCTIONAL CURRENCY (MILLIONS)	CANADIAN EQUIVALENT (MILLIONS)
U.K. pound sterling	£	9.2	$ 22.1
Euro	€	59.7	97.0
Canadian dollar	$	5.2	5.2
U.S. dollar	U.S. $	400.0	502.8
Cash (various currencies)			(51.4)
Total net debt			$ 575.7

The terms of certain of the Company's debt agreements and helicopter lease agreements impose operating and financial limitations on the Company. Such agreements limit, among other things, the Company's ability to incur additional indebtedness, create liens, make capital expenditures, sell or sublease assets, engage in mergers or acquisitions and make dividend and other payments. The Company's ability to comply with any of the foregoing limitations and with loan repayment provisions will depend on future performance. This will be subject to prevailing economic conditions and other factors, some of which may be beyond the Company's control. Throughout fiscal 2005 the Company was, and continues to be, in compliance with all covenants, all requirements for the payment of interest and principal and all other conditions imposed by its debt and lease agreements.

During fiscal 2005 the Company declared an annual dividend of $0.30 payable quarterly on each Class A subordinate voting share and Class B multiple voting share (approximately $12.8 million). Of this, dividends totalling $6.4 million were paid by April 30, 2005. During fiscal 2004, the Company declared an annual dividend of $10.5 million or $0.25 per share, $5.3 million of which was paid in fiscal 2004 with the remaining $5.2 million paid in fiscal 2005. There have been no defaults or arrears in dividend payments.

Cash generated by Class A subordinate voting share issues under the employee share purchase plan and the employee stock option plan and share conversions, generating net proceeds of $0.9 million during fiscal 2005.

At April 30, 2005, long-term debt (including current portion) totalled $627.1 million and shareholders' equity totalled $506.0 million. At April 30, 2004 long-term debt (including current portion) totalled $514.0 million and shareholders' equity totalled $461.7 million. The long-term debt to equity ratio was 1.2:1 at April 30, 2005, compared to 1.1:1 at April 30, 2004.

INVESTING ACTIVITIES

Cash used for investing activities was $268.0 million in fiscal 2005 compared to $186.2 million in fiscal 2004. Property and equipment additions of $197.6 million were comprised of (i) $149.0 million for the purchase of 21 helicopters, including four that were subsequently leased through sale-leaseback transactions, (ii) $21.6 million for aircraft modifications, (iii) $6.0 million for major spares, (iv) $10.4 million in connection with the construction of buildings and hangars; and (v) $10.6 million for ground equipment, vehicles, a simulator and office furniture and fixtures. The aforementioned aircraft expenditures of $149.0 million are the net amount of aircraft purchases of $172.9 million less the application of deposits on these aircraft of $23.9 million. The Company paid aircraft deposits during the year of $53.0 million toward future aircraft purchases to end fiscal 2005 with an aircraft deposit balance of $43.0 million.

Capital expenditures during fiscal 2005 for helicopter major components totalled $63.3 million and $15.5 million for helicopter major inspections. These expenditures were financed from proceeds received on capital asset dispositions and from operating cash flow. Proceeds from disposals during fiscal 2005 totalled $90.9 million. These proceeds were composed of (i) $89.0 million received in connection with five aircraft sale-leaseback transactions and the disposal of four additional aircraft, (ii) $1.7 million received on an insurance claim for a Bell 212 helicopter and (iii) $0.2 million received from miscellaneous dispositions.

During fiscal 2005, the Company acquired Multifabs, ATSL and Coulson for a net cash expenditure of $18.0 million. These acquisitions were financed through existing operating facilities. See Note 7 to the Company's fiscal 2005 audited consolidated financial statements.

The Company had no other material capital expenditure commitments at April 30, 2005 other than commitments to take delivery of aircraft as discussed previously in the MD&A. See page 33, "Fleet – Commitments to Acquire New Aircraft". See also Note 28 to the Company's fiscal 2005 audited consolidated financial statements. Aircraft and other assets required to accommodate future growth will be purchased with funding from operations and/or additional debt, or will be leased under operating lease arrangements.

Financial Instruments

PRIMARY FINANCIAL INSTRUMENTS

The carrying values of the primary financial instruments for the Company, with the exception of the Company's senior subordinated notes and subordinated debentures, substantially approximate fair value due to the short-term maturity and/or other terms of those instruments.

The fair value of the senior subordinated notes and subordinated debentures is based on quoted market prices. The fair value of these debt instruments, including the current portion, is as follows (in millions of Canadian dollars):

APRIL 30, (MILLIONS OF CANADIAN DOLLARS)	2005		2004	
	FAIR VALUE	CARRYING VALUE	FAIR VALUE	CARRYING VALUE
Senior subordinated notes (7⅜%)	$ 490.8	$ 502.8	$ 344.8	$ 342.7
Senior subordinated notes (11.75%)	—	—	12.5	11.5
Subordinated debentures	—	—	10.5	10.4

DERIVATIVE FINANCIAL INSTRUMENTS USED FOR RISK MANAGEMENT

The Company regularly enters into forward foreign exchange contracts, equity forward pricing agreements and other derivative instruments to hedge the Company's exposure to expected future cash flows from foreign operations, anticipated transactions in currencies other than the Canadian dollar and stock price volatility. The Company does not enter into derivative transactions for speculative or trading purposes.

The Company has designated its U.S.$400.0 million 7⅜% senior subordinated notes and related forward foreign currency contracts as effective hedges of the Company's net investments in certain self-sustaining operations in Canada, the U.K., the Netherlands, and Norway. The Company has also designated other pound sterling and euro denominated debt as hedges of its net investments in its self-sustaining operations in the U.K., the Netherlands, and Canada respectively. As a result of these effective hedging relationships, revaluation gains and losses on the debt, net investments and currency swaps are offset in the cumulative translation adjustment account in the equity section of the balance sheet in accordance with Canadian GAAP.

The Company has also entered into forward foreign exchange contracts to reduce its exposure to currency fluctuations on anticipated foreign currency revenues and expenses for certain of its operations. These relationships also qualified as effective hedges under Canadian GAAP.

In addition, the Company has hedged its obligations under its Stock Appreciation Rights and Performance Units ("SARs") using an equity forward price agreement to reduce volatility in cash flow and earnings due to possible future increases in the Company's share price. The Company accrues the liability and related expense associated with its SARs plans based on a calculation relating the market value of the Company's Class A subordinate voting shares on the TSX to the reference price of the SARs. At April 30, 2005 the amount recorded in current liabilities related to SARs was $10.4 million (April 30, 2004 – $5.3 million).

The nature, maturity, notional amount and fair market value of the Company's derivatives used in risk management activities as at April 30, 2005 are as follows:

HEDGING ITEM	MATURITY	NOTIONAL AMOUNT	FAIR MARKET VALUE (MILLIONS OF CANADIAN DOLLARS)
Forward foreign exchange contracts			
Sell pound sterling; buy U.S. dollar	April 2006	£ 55.0 million	$ (12.4)
Sell euro; buy U.S. dollar	April 2006	€ 25.0 million	(3.6)
Sell Norwegian kroner; buy U.S. dollar	April 2006	NOK 855.9 million	(1.0)
Sell U.S. dollar; buy Canadian dollar	April 2006	USD 70.2 million	5.0
Sell pound sterling; buy euro	April 2006	£ 40.7 million	(2.5)
Equity forward price agreement	July 2007	1,170,000 units	(0.2)
			$ (14.7)

Unit amounts have been restated to reflect the April 2005 2-for-1 stock split

OTHER FINANCIAL INSTRUMENTS

The Company has a 12% unsecured, subordinated convertible note due to an affiliate of the Company's controlling shareholder. The total amount outstanding at April 30, 2005 was $4.6 million. Refer to item (b) of "Related Party Transactions" on page 58 for additional details on this convertible debt.

CREDIT RISK ON FINANCIAL INSTRUMENTS

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the instrument. The Company limits its credit risk by dealing only with counterparties that possess investment grade credit ratings.

INTEREST RATE RISK

The Company has used interest rate swap agreements in the past in order to achieve an appropriate mix of fixed and variable interest rate debt. The Company's current exposure to interest rates is such that fixed and variable rates are appropriately balanced at April 30, 2005 and 2004 without the use of interest rate derivative instruments.

Off-Balance Sheet Arrangements

In addition to the derivatives noted above, the Company has entered into guarantees and leasing arrangements that can broadly be considered as off-balance sheet arrangements.

The Company has given guarantees to certain lessors in respect of operating leases that provide for cross-acceleration rights in the event of the Company defaulting on certain of its credit facilities. The Company has also provided limited guarantees to third parties, including guarantees in the form of junior loans, loans receivable and deferred payments, in connection with a portion of the aircraft value at the termination of aircraft operating leases. The Company entered into these guarantees to facilitate the related leasing arrangements which form part of its fleet management strategy. The Company's exposure under these guarantees with respect to aircraft values is approximately $40.1 million. The resale market for the aircraft for which the Company has provided guarantees remains strong, and as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees. For additional information regarding these guarantees, see Note 30 to the Company's fiscal 2005 audited consolidated financial statements.

At April 30, 2005 the Company operated 19 aircraft under operating leases with seven entities that are considered variable interest entities ("VIEs") under Canadian and U.S. GAAP. These leases have terms and conditions similar to those of the Company's other aircraft operating leases over periods ranging from 2006 to 2012. The Company has entered into these leasing arrangements with VIEs because such arrangements represent an attractive form of leasing under the Company's overall fleet management strategy. In particular, under these leasing arrangements the Company has been able to mitigate certain risks associated with helicopter market values. For example, the lessors in these arrangements bear the majority of downside risk with respect to any decline in the market values of the leased helicopters below their estimated residual value at the end of the lease terms. The Company has completed an analysis of the accounting guidance with respect to VIEs (Canada – Accounting Guideline 15, U.S. – FASB Interpretations No. 46 and 46-R) and has concluded that it is not required to consolidate any of the VIEs with which it has aircraft leasing arrangements. Based on independent appraisals, the estimated fair market value of the 19 aircraft leased from VIEs was $169.6 million at April 30, 2005. The Company has provided junior loans and loans receivable in connection with operating leases with the VIEs, and has also entered into remarketing agreements for the aircraft under lease. The Company's maximum exposure to loss related to such junior loans and loans receivable as a result of its involvement with VIEs is $13.0 million. For additional information, see Note 29 to the Company's fiscal 2005 audited consolidated financial statements.

Contractual Obligations

The following table contains a summary of the Company's obligations and commitments to make future payments under contracts, including debt, lease and purchase agreements at April 30, 2005. Additional information is contained in Notes 15 and 28 to the Company's fiscal 2005 audited consolidated financial statements.

PAYMENTS DUE BY PERIOD

CONTRACTUAL OBLIGATIONS (MILLIONS OF CANADIAN DOLLARS)	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	MORE THAN 5 YEARS
Long-term debt	$ 124.4	$ 26.8	$ 57.7	$ 37.9	$ 2.0
Senior subordinated notes (7⅜%)	502.8	–	–	–	502.8
Operating lease (aircraft)	243.7	54.9	84.2	67.8	36.8
Operating lease (other)	36.8	5.4	7.9	7.3	16.2
New aircraft commitments	279.2	279.2	–	–	–
Total contractual obligations	$ 1,186.9	$ 366.3	$ 149.8	$ 113.0	$ 557.8

Defined Benefit Pension Plans

Approximately one-third of the Company's active employees are covered by defined benefit pension plans. The plan in the U.K. is closed to new members. At April 30, 2005, the Company had net unfunded deficits of $75.7 million relating to defined benefit pension plans that are required to be funded, compared to $67.0 million at April 30, 2004, an increase of $8.7 million. Of the $75.7 million unfunded deficits at April 30, 2005, $68.6 million, $nil and $7.1 million were related to plans in the U.K., Norway and the Netherlands, respectively. In addition, at April 30, 2005, the Company had a deficit of $46.5 million related to plans that do not require funding, compared to a deficit of $36.6 million for those plans at April 30, 2004.

The unfunded deficit relating to funded plans increased during fiscal 2005 primarily due to increases in estimated benefit obligations resulting from reductions in the discount rates used and changes in expected long-term retirement assets.

Pension expense for fiscal 2005 was $23.2 million, compared to $27.1 million for fiscal 2004. This $3.9 million decrease in pension expense was comprised of (i) a decrease of $4.4 million in the Company's European flying segment, (ii) a decrease of $0.4 million in the Repair and overhaul segment and (iii) an increase of $0.9 million in the Corporate and other segment. The primary reasons for the $3.9 million decrease in pension expense from fiscal 2004 to fiscal 2005 were a $1.8 million decrease in the amortization of net actuarial and experience losses and a $2.1 million decrease due primarily to assumption changes.

During the year ended April 30, 2005 the plan in the Netherlands was amended from a final pay arrangement to an average pay arrangement resulting in a reduction in the accrued benefit obligation of $11.5 million. Also during the year, the plan in Canada was amended by adding additional employees to the plan resulting in an increase of $2.6 million to both unrecognized prior service costs and the benefit obligations.

In addition, the sale of SAMCO, as well as terminations as part of the restructuring initiatives, resulted in a curtailment of the Netherlands pension plan. A curtailment gain of $2.8 million from the sale of SAMCO was recorded in the results of discontinued operations and a curtailment gain of $2.9 million related to the Company's restructuring activities has been recorded in restructuring costs. The curtailment gain for both events reflects a reduction in both the benefit obligations and unrecognized past service costs.

At April 30, 2005, the Company undertook a complete review of the performance of the pension plans during fiscal 2005 and the appropriate assumptions. This review, with the assistance of the Company's actuaries, resulted in an estimate of pension expense for fiscal 2006 of $27.8 million. The estimated increase of $4.6 million from fiscal 2005 relates to a $2.5 million increase in the amortization of net actuarial and experience losses and an increase of $2.1 million due to changes in the weighted average discount rate, rate of compensation increase and long-term expected rate of return on plan assets.

The following chart reflects the sensitivities associated with a change in certain actuarial assumptions:

		(MILLIONS OF CANADIAN DOLLARS)	
ACTUARIAL ASSUMPTION	CHANGE IN ASSUMPTION	IMPACT ON PROJECTED BENEFIT OBLIGATION	IMPACT ON PENSION EXPENSE
Discount rate	1%	$ 86.1	$ 5.6
Rate of compensation increase	1%	40.1	5.0
Rate of return on plan assets	1%	–	3.5

While the asset mix varies in each plan, overall the asset mix was 37% equities, 42% fixed income and 21% money market as at April 30, 2005.

Share Data

The Company's share capital was comprised of the following:

	NUMBER OF SHARES (THOUSANDS)		CONSIDERATION (THOUSANDS OF CDN DOLLARS)	
APRIL 30,	**2005**	2004	**2005**	2004
Class A subordinate voting shares	**36,833**	36,756	**$ 222,727**	$ 221,532
Class B multiple voting shares	**5,866**	5,877	**18,431**	18,719
Ordinary shares	**22,000**	22,000	**33,000**	33,000
Ordinary share loan	**–**	–	**(33,000)**	(33,000)
Class A employee share purchase loan			**(1,689)**	(1,823)
			$ 239,469	$ 238,428
Contributed surplus			**$ 3,291**	$ 3,291

Class A Shares that would be issued upon conversion of the following:

APRIL 30, (AMOUNTS IN THOUSANDS)	**2005**	2004
Class B Shares	**5,866**	5,877
Stock options	**2,815**	2,850
Convertible debt	**1,379**	1,379

At a special meeting of shareholders on March 28, 2005, the shareholders approved the subdivision of the Company's issued and unissued Class A subordinate voting shares, Class B multiple voting shares and ordinary shares all on a two for one basis. The Class A subordinate voting shares and Class B multiple voting shares listed on the TSX commenced trading on a post-split basis on April 12, 2005. Class A subordinate voting shares listed on the New York Stock Exchange began trading on a post-split basis on April 19, 2005.

During the year ended April 30, 2004 the Company adopted without restatement of comparative figures the Canadian Emerging Issues Committee Abstract 132, Share Purchase Financing ("EIC-132"). Under EIC-132, share purchase loans receivable are to be deducted from shareholders' equity if such loans are not in accordance with current arm's length market terms and conditions including interest rate, terms of interest payments and principal repayments and adequacy of security. The Company's Class A subordinate voting employee share purchase loans are non-interest bearing, full recourse loans and have as collateral a pledge of the related shares purchased with a fair market value of $19.1 million as at April 30, 2005. As a result, the employee share purchase loans, of $1.7 million at April 30, 2005 (2004 – $1.8 million), are deducted from shareholders' equity. Payments equal to 5% of the original loan principal are required on each loan anniversary date with the balance payable on the tenth anniversary. Upon termination of employment, the loans are required to be repaid within 60 days.

The Class A subordinate voting shares carry the right to one vote per share and the Class B multiple voting shares carry the right to 10 votes per share. Each single Class B multiple voting share may be converted into a single Class A subordinate voting share at the option of the shareholder. In all other respects the Class A subordinate voting shares rank equally and ratably with the Class B multiple voting shares.

The Company has issued 22,000,000 ordinary shares to a company owned by its majority shareholder for subscriptions of $33.0 million. Concurrently, to fund the subscriptions for the ordinary shares, the Company made a non-interest bearing loan to the purchaser, payable on demand and the Company has a lien on the ordinary shares issued. The ordinary shares entitle the holder thereof to (i) one vote for every 10 ordinary shares held; (ii) dividends equivalent on a per share basis to any dividend paid on the Company's Class A subordinate voting shares and Class B multiple voting shares, subject to prior minority shareholder approval; and (iii) receive a share of the residual of the Company, on a liquidation or winding-up, equal, on a share for share basis, to the amount received by a holder of a Class A subordinate voting share or a Class B multiple voting share. The ordinary shares are redeemable at the option of the Company at the subscription price thereof in certain circumstances (Note 25 to the Company's fiscal 2005 audited consolidated financial statements).

During the first two months of fiscal 2006 the Company issued 2,413 Class A subordinate voting shares for total consideration of approximately $53,000.

Seasonality

See page 37, "Results of Operations – Aberdeen Airport – Helicopter Passengers" and page 42, "Results of Operations – Quarterly Information" for discussion on the impacts of seasonality.

Risks and Uncertainties

FOREIGN CURRENCY

The Company prepares consolidated financial statements in Canadian dollars, as described in Note 2 to the Company's fiscal 2005 audited consolidated financial statements. However, a significant portion of revenue and operating expenses are denominated in the reporting currencies of the Company's principal foreign operating subsidiaries which consist primarily of pound sterling, Norwegian kroner, U.S. dollars, Australian dollars, South African rand and euros. In addition, certain revenue and operating expenses are transacted in currencies other than the reporting currencies of these subsidiaries. The foreign exchange impact on revenue and segment EBITDA, is comprised of (i) foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars ("translation impact"); and (ii) foreign exchange on the translation of foreign denominated transactions into the reporting currencies of the subsidiaries ("transaction impact").

The total favourable foreign exchange impact on revenue for fiscal 2005 was $0.1 million. This consisted of a favourable translation impact of $8.5 million and an $8.4 million unfavourable transaction impact.

The total unfavourable foreign exchange impact on segment EBITDA for fiscal 2005 was $1.2 million. This consisted of a favourable translation impact of $0.2 million and an unfavourable transaction impact of $1.4 million. Since financing charges, amortization, income tax expense, capital expenditures and debt repayments are also primarily in foreign currencies, the net impact of foreign exchange on net earnings and cash flow is generally not as significant as it is on segment EBITDA.

The Company's overall approach to managing foreign currency exposures includes identifying and quantifying its exposures and putting in place the necessary financial instruments to manage the exposure. The Company operates under a corporate policy that restricts it from using any financial instrument for speculative or trading purposes. The policy provides that the Company may participate in derivative transactions only with Schedule I Canadian chartered banks or other financial institutions with an "A" credit rating.

The Company has developed a risk management plan to mitigate potential risks with respect to foreign currencies. The strategy is to match cash inflows and outflows by currency, thereby minimizing net currency exposures to the extent possible. This is accomplished by ensuring that customer contracts, major expenditures and debt are denominated in the appropriate currencies.

To mitigate the impact that weakening European currencies could have on operating cash flows, the Company has denominated, either directly or via currency swaps, a significant portion of its long-term debt in pound sterling, euros and Norwegian kroner. See page 50, "Liquidity and Capital Resources – Financing Activities".

TRADE CREDIT RISK

Trade receivables consist primarily of amounts due from multinational companies operating in the oil and gas industry. Credit risk on these receivables is reduced by the large and diversified customer base. Included in accounts receivable is an allowance for doubtful accounts of $7.5 million (2004 – $9.1 million).

INDUSTRY EXPOSURE

During fiscal 2005, the Company derived 67% ($604.6 million) of its revenues from the provision of helicopter transportation services to customers in the offshore oil and gas industry. The Company believes the future demand for these helicopter services and its competitive position will enable it to continue to be a major provider of helicopter transportation services to the oil and gas industry. However, a change in the demand for offshore oil and gas or the entry of significant new competitors could have a material impact on the Company's revenues from its customers in the offshore oil and gas industry. Approximately 84% of the Company's revenues from customers in the oil and gas industry are derived from the more stable oil and gas production activities, which tend to be less affected by short-term fluctuations in oil and gas prices.

INFLATION

Although the Company believes that inflation has not had any material affect on its operating results, the Company's business may be affected by inflation in the future.

CONTRACT LOSS

The potential cancellation or non-renewal of contracts is a risk for the Company. During fiscal 2005, a contract with Talisman Energy (U.K.), in respect of the North Sea was not renewed and subsequently expired in March 2005. That contract generated revenue of approximately $22.0 million per annum. In addition, ConocoPhillips Norway and bp/Talisman announced that after a short extension, they would not be renewing contracts that expire on September 1, 2006 and December 31, 2005, respectively. These contracts generate approximately $46.0 million per annum. However, the Company has identified several potential markets for the redeployment of these aircraft and is confident demand for its aircraft will continue to grow in the North Sea and in offshore markets around the world. The Company has been successful in securing a number of new contracts and contract renewals subsequent to year-end.

AVIATION LICENSES

Companies wishing to hold a license to operate helicopters in Europe must be owned and controlled by a citizen of a country of the European Union. The Company's ability to hold aviation licenses in Europe is contingent on its controlling shareholder, Mr. Craig L. Dobbin, who is a citizen of both Canada and the Republic of Ireland, a European Union member country, owning and controlling the Company. During fiscal 2002, Mr. Dobbin's five adult children were granted Irish citizenship, thereby providing a succession alternative to ensure the Company's long-term eligibility to operate in Europe.

REINSURANCE

The Company operates, through a wholly owned subsidiary, a reinsurance business that it uses to place insurance coverages that are not available in the market or, if they are available, their cost is prohibitive or excessive. The Company's reinsurance subsidiary covers the following risks:

(i) Loss of license insurance for the Company's pilots in Europe, Africa and Australia.

(ii) Death and disability insurance for employees of the Company's Norwegian operations.

(iii) Valuation rate protection for the pension plan for employees of the Company's Norwegian operations.

The Company has not been exposed to any significant losses in connection with its reinsurance business.

Related Party Transactions

(a) In the course of its regular business activities, the Company enters into routine transactions with related companies subject to significant influence and companies affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the years ended April 30 are summarized as follows:

(THOUSANDS OF CANADIAN DOLLARS)		2005		2004
Revenues (i)	$	43,518	$	10,745
Direct costs		1,298		1,972
Capital asset additions		8,160		2,962
Net amounts receivable and payable in respect of such revenues, expenses and additions		15,044		10,808

(i) Revenue increases relate to revenues from a company owned by Schreiner which is subject to significant influence. Therefore, the fiscal 2004 amount only includes revenues from the February 16, 2004 acquisition of Schreiner.

(b) During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Company's senior credit facilities and its senior subordinated notes (Note 15 to the Company's fiscal 2005 audited consolidated financial statements). The loan is convertible into Class A subordinate voting shares at $3.63 per share. The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $0.7 million (2004 – $0.7 million), including amortization of the above noted discount, was recorded on the loan during the fiscal year ended April 30, 2005.

Subsequent Events

On July 26, 2005, the Company signed a Letter of Intent for the sale of its 38% shareholdings in Inaer, which operates light and medium aircraft primarily in the Spanish helicopter market. The transaction is subject to several conditions including satisfactory due diligence and regulatory approval, and is expected to close in October 2005. Proceeds are estimated at $45.0 million. The investment in Inaer is held at $20.8 million at April 30, 2005. Professional fees and other direct costs associated with realizing this potential sale are not yet determinable and will reduce any gain on sale arising from this transaction.

Application of Critical Accounting Policies – Accounting Estimates

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. By their nature these estimates are subject to measurement uncertainty. The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period the change occurs. The following are significant areas in which management makes significant accounting estimates:

(a) RECOVERABILITY OF PRE-OPERATING EXPENSES
The ability to defer pre-operating expenses is dependent on the future recoverability of the amounts from cash flows generated by the related commercial operations. If operations perform below anticipated recoverable levels, the portion of pre-operating expenses that cannot be recovered is expensed immediately when known. At April 30, 2005, $6.5 million (2004 – $3.3 million) in unamortized pre-operating expenses related to new contract awards and the development of new businesses, which are expected to be recoverable from the related future cash flows of such contract awards, are included in other assets on the balance sheet.

(b) FLYING ASSET AMORTIZATION
Flying assets are comprised of airframes and components amortized on a straight-line basis over their estimated useful lives. Effective May 1, 2004, based on the Company's review of its amortization policy with respect to aircraft airframe, the percentage of costs attributable to certain airframes has been decreased from 30% to 25 – 30% and the estimated useful life of such airframes has been increased from 15 years to 25 years. The effect of these accounting estimate changes has been accounted for prospectively in fiscal 2005, resulting in a decrease in amortization for the year ended April 30, 2005 of $3.8 million.

The helicopter airframes and components are inspected, repaired and overhauled at pre-specified intervals. Such costs are capitalized to flying assets. Helicopter airframe major inspection costs are amortized to amortization expense while component major inspections and repair and overhaul costs are amortized to direct costs. This requires the Company to estimate the period of expected future benefit for each type of component and inspection. Such estimates are based on mandated inspection and overhaul intervals and on previous experience and could vary materially from actual experience resulting in over- or under-amortization of capitalized costs.

(c) CARRYING VALUE OF FLYING ASSETS
Based on independent appraisals, the appraised value of the Company's flying assets exceeded the carrying value by $53.2 million and $102.3 million as at April 30, 2005 and 2004, respectively (both amounts unaudited). The recoverability of the book value of these assets is, in part, dependent on the estimates used in determining the expected period of future benefits over which to amortize flying assets. In addition, such recoverability is dependent on market conditions including demand for certain types of aircraft and changes in technology arising from the introduction of newer, more efficient aircraft.

(d) DEFINED BENEFIT EMPLOYEE PENSION PLANS
The Company maintains both funded and unfunded defined benefit employee pension plans in the U.K., Norway, Canada and the Netherlands for approximately one-third of its active employees and certain former employees. Several statistical and judgmental factors, which attempt to anticipate future events, are used in measuring the Company's obligations under the plans and the related periodic pension expense. These factors include assumptions about the rate at which the pension obligation is discounted, the expected long-term rate of return on plan assets and the rate of future compensation increases. In addition, the Company's actuaries use other assumptions such as withdrawal and mortality rates. The estimates and assumptions used may differ materially from actual results due to changing market and economic conditions, changing withdrawal rates, and changing overall life spans of participants. These differences may have a material impact on the amount of pension expense recorded and on the carrying value of prepaid pension costs and accrued pension obligations. The Company reviews annually the assumptions used in measuring the pension plan obligations to determine their appropriateness based on actual experience and current and anticipated market conditions.

(e) UTILIZATION OF INCOME TAX LOSSES
The Company has accumulated $91.9 million and $37.4 million in non-capital and capital tax losses, respectively, as at April 30, 2005. As detailed in Note 24 to the Company's fiscal 2005 audited consolidated financial statements, some of the non-capital losses expire between fiscal 2006 and 2015 and some carry forward indefinitely, while the capital losses carry forward indefinitely. The Company has determined that it is more likely than not that the benefit of all of these losses will be realized in the future and, accordingly, has recorded future tax assets of $35.0 million related to these losses. This determination was based on assumptions regarding the reversal of existing future tax liabilities and future earnings levels in the subsidiaries with accumulated losses, and on an ability to implement routine tax planning measures. If, in the future, it is determined that it is more likely than not that all or part of the future tax assets will not be realized, a charge will be made to earnings in the period when such determination is made.

(f) AIRCRAFT OPERATING LEASES

Upon entering into a new aircraft leasing arrangement, the Company evaluates whether substantially all of the benefits and risks of ownership related to the aircraft have been transferred to the lessor in order to determine if the lease is classified and recorded as capital or operating. Currently, all of the Company's aircraft leases are classified and recorded as operating leases. One of the criteria in determining whether the benefits and risks have been transferred is whether the present value of the minimum lease payments is less than 90% of the fair value of the leased aircraft at the inception of the lease. In making this determination the Company includes in its minimum lease payments minimum rentals over the lease term (excluding any renewal options) and any guarantee by the Company of the residual value of the leased aircraft including junior loans, deferred payments, advance rentals, and asset value guarantees.

The second criteria that is evaluated is whether there is a bargain purchase option at the end of the lease compared to the estimated fair market value of the aircraft at that time. At the time of entering into a new aircraft leasing arrangement the Company obtains an independent appraisal from a helicopter valuation company of the estimated fair value of the aircraft at the beginning and end of the lease term. These appraisals involve the use of estimates on current and future condition of, and demand for, the particular aircraft type. Different valuation companies may calculate different appraisal values for the same aircraft based on different assumptions used. The third criteria that is evaluated is whether the lease term is greater than or equal to 75% of the economic life of the leased aircraft. The use of different estimates of fair market value and the economic life of the aircraft could result in different lease classification. The appraised value of the Company's fleet of leased aircraft as at April 30, 2005 was approximately $569.3 million and $584.0 million at April 30, 2004 (both amounts unaudited).

Certain of the Company's operating leases have junior loans, deferred payments and loans receivable due from the lessors. Under these lease agreements, when the aircraft are sold by the lessors at the end of the lease terms, if the proceeds received are greater than the unamortized amount under the lease of the aircraft at that time, these amounts may be fully recoverable, otherwise the loans and deferred payments would not be recoverable. As at April 30, 2005 no allowance has been recorded on the loans and deferred payments as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease sufficient to recover these amounts.

(g) CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Under AcG-15, the Company is required to assess the variability of outcomes under each entity that is considered a VIE to determine whether the Company is the primary beneficiary of the VIE and would thus be required to consolidate the VIE. In performing this assessment, the Company is required to make a number of estimates including the range of possible asset values at the end of the lease term. In addition to developing a range of possible outcomes, the Company is required to assign a probability to each potential outcome. These estimates can significantly impact whether a particular VIE is required to be consolidated by the Company.

New Accounting Standards

Effective May 1, 2004, the Company prospectively adopted Canadian Accounting Guideline 13 ("AcG-13") with respect to hedging relationships as it relates to the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting.

The Company also adopted at May 1, 2004, the Canadian Emerging Issues Committee Abstract 128 ("EIC-128"). Under EIC-128, if a derivative financial instrument is not part of a qualifying hedging relationship, the Company is required to record such instrument on the balance sheet at fair value, with changes in fair value recognized in current earnings. The Company did not apply AcG-13 or EIC-128 retroactively.

During the Company's 2005 fiscal year, the CICA issued new accounting standards relating to the recognition and measurement of financial instruments, hedges, and comprehensive income. These accounting standards are substantially harmonized with U.S. GAAP and will be effective for the Company's 2008 fiscal year. The Company is currently assessing the impact of these new recommendations on its financial statements.

Principal Differences Between Canadian GAAP and U.S. GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. Under U.S. GAAP, net earnings for the years ended April 30, 2005 and 2004 were $55.1 million and $45.8 million, respectively, compared to net earnings of $62.6 million and $63.7 million, respectively, under Canadian GAAP. These differences result primarily from the differing accounting treatments for net investment hedges and related debt revaluation, as well as pre-operating expenses. A description of the significant differences applicable to the Company and a reconciliation of Canadian GAAP to U.S. GAAP are set out in Note 34 to the Company's fiscal 2005 audited consolidated financial statements.

Summary Financial Data – U.S. Dollars

Certain summary financial data from the Company's fiscal 2005 audited consolidated financial statements, as detailed below, has been translated into U.S. dollars. This translation is included solely as supplemental information for the convenience of the reader. The data has been translated as the exchange rate at April 30, 2005 of $1.2569 = U.S.$1.00.

FINANCIAL HIGHLIGHTS

YEAR ENDED APRIL 30, (MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)		2005		2004
Revenue	$	718.7	$	572.8
Operating income		104.5		75.1
Net earnings from continuing operations		58.5		52.7
Net loss from discontinued operations		(8.8)		(2.0)
Net earnings		49.7		50.7
Cash flow from operations		110.0		72.1
PER SHARE INFORMATION				
Basic				
Net earnings from continuing operations	$	1.39	$	1.27
Net loss from discontinued operations		(0.20)		(0.05)
Net earnings		1.19		1.22
Diluted				
Net earnings from continuing operations	$	1.28	$	1.17
Net loss from discontinued operations		(0.19)		(0.05)
Net earnings		1.09		1.12

Disclosure Controls and Procedures

The Company's management is responsible for establishing and maintaining the Company's disclosure controls and procedures to ensure that information used internally and disclosed externally is complete and reliable. The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures and have concluded that they are adequate and effective as of the end of the fiscal year ended April 30, 2005.

Additional Information

Addition information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

Management's Responsibility for Financial Reporting

Management is responsible for the integrity and objectivity of the financial information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The financial information presented elsewhere in this report is consistent with that shown in the accompanying consolidated financial statements.

Management is also responsible for developing and maintaining the necessary systems of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded and the financial records form a reliable base for the preparation of accurate and timely financial information.

The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee of the Board of Directors, which consists solely of non-management directors, reviews the consolidated financial statements and recommends them to the Board for approval. The shareholders' auditors have full and unrestricted access to the Board of Directors and the Audit Committee and meet periodically with them to discuss audit, financial reporting and related matters.

Sylvain Allard, MBA
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Jo Mark Zurel, CA
SENIOR VICE-PRESIDENT
AND CHIEF FINANCIAL OFFICER

Audit Committee Report

To the Shareholders of CHC Helicopter Corporation

The Audit Committee oversees the financial reporting process on behalf of the Board of Directors. In order to carry out this responsibility, the Committee, composed of Directors all of whom are independent of management, meets quarterly to review the Company's financial statements and recommends their approval to the Board of Directors. The Audit Committee also reviews, on a continuing basis, any reports prepared by the Company's external auditors relating to its accounting policies and procedures, as well as its internal controls. Financial information prepared for securities commissions and such regulatory bodies is also examined by the Audit Committee before filing. The Committee meets independently with management and the external auditors to review the involvement of each in the financial reporting process. These meetings are designed to facilitate any private communication with the Committee desired by each party. The Audit Committee recommends the appointment of the Company's external auditors, who are elected annually by the Company's shareholders.

Jack Mintz
CHAIRMAN OF THE AUDIT COMMITTEE

Auditors' Report

To the Shareholders of CHC Helicopter Corporation

We have audited the consolidated balance sheets of CHC Helicopter Corporation as at April 30, 2005 and 2004 and the consolidated statements of earnings, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Chartered Accountants
ST. JOHN'S, CANADA
JUNE 3, 2005
(EXCEPT FOR NOTE 35 WHICH IS AS AT JULY 26, 2005)

Consolidated Balance Sheets

AS AT APRIL 30 (THOUSANDS OF CANADIAN DOLLARS) INCORPORATED UNDER THE LAWS OF CANADA	2005	2004 [1]
ASSETS (Note 15)		
Current assets		
Cash and cash equivalents (Notes 4(d) and 9)	$ 51,391	$ 61,079
Receivables	216,810	185,076
Future income tax assets (Note 24)	23,802	12,816
Inventory (Note 4(a))	216,513	203,365
Prepaid expenses	7,991	11,245
Assets of discontinued operations (Note 8)	12,657	28,937
	529,164	502,518
Property and equipment, net (Notes 4(a) and 10)	851,210	734,405
Investments (Note 11)	58,806	48,242
Intangible assets (Notes 7 and 12)	6,499	—
Goodwill (Note 7)	8,861	—
Other assets (Notes 4(d) and 13)	235,016	178,893
Future income tax assets (Note 24)	50,184	44,312
Assets of discontinued operations (Note 8)	3,495	26,513
	1,743,235	1,534,883
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Payables and accruals	$ 212,965	$ 169,329
Deferred revenue and redelivery obligations (Note 4(b))	22,574	13,939
Dividends payable	6,404	5,194
Income taxes payable	23,628	6,328
Future income tax liabilities (Note 24)	705	2,212
Current portion of debt obligations (Note 15(f))	26,812	38,046
Liabilities of discontinued operations (Note 8)	2,153	23,856
	295,241	258,904
Long-term debt (Note 15(a))	97,543	133,305
Senior subordinated notes (Note 15(b))	502,760	342,675
Other liabilities (Notes 4(b) and 18)	142,507	153,219
Future income tax liabilities (Note 24)	195,692	179,188
Liabilities of discontinued operations (Note 8)	3,493	5,880
Shareholders' equity	505,999	461,712
	1,743,235	1,534,883

[1] Note 4

Commitments, guarantees and contingent liabilities (Notes 15, 28, 30 and 31)

On behalf of the Board:

DIRECTOR   DIRECTOR

See accompanying notes

Consolidated Statements of Earnings

YEAR ENDED APRIL 30 (THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)	2005	2004 [1]
Revenue	$ 903,344	$ 720,013
Direct costs	(702,167)	(575,971)
General and administration costs	(25,803)	(18,633)
Amortization	(30,533)	(25,188)
Restructuring costs (Note 16)	(17,612)	(9,181)
Gain on disposals of assets	4,105	3,307
Operating income	131,334	94,347
Debt settlement costs (Note 17)	(1,994)	(19,716)
Financing charges (Note 15(e))	(37,120)	(28,954)
Earnings from continuing operations before income taxes and undernoted items	92,220	45,677
Non-controlling interest	(288)	—
Equity in earnings of associated companies	5,481	3,925
Income tax (provision) recovery (Note 24)	(23,835)	16,648
Net earnings from continuing operations	73,578	66,250
Net loss from discontinued operations (Note 8)	(11,019)	(2,574)
Net earnings	$ 62,559	$ 63,676
EARNINGS PER SHARE (Note 25)		
Basic		
Net earnings from continuing operations	$ 1.75	$ 1.60
Net loss from discontinued operations	(0.26)	(0.06)
Net earnings	1.49	1.54
Diluted		
Net earnings from continuing operations	$ 1.61	$ 1.47
Net loss from discontinued operations	(0.24)	(0.06)
Net earnings	1.37	1.41

[1] Note 4

See accompanying notes

Consolidated Statements of Shareholders' Equity

YEAR ENDED APRIL 30 (THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)	2005	2004 [2]
Retained earnings, beginning of year	229,866	176,676
Net earnings	62,559	63,676
Dividends	(12,805)	(10,486)
Retained earnings, end of year	279,620	229,866
Capital stock (Note 19)	239,469	238,428
Contributed surplus (Note 19)	3,291	3,291
Foreign currency translation adjustment (Note 22)	(16,381)	(9,873)
Total shareholders' equity	$ 505,999	$ 461,712
Dividends per participating voting share [1]	$ 0.30	$ 0.25

[1] Adjusted for April 2005 2-for-1 stock split
[2] Note 4
See accompanying notes

Consolidated Statements of Cash Flows

YEAR ENDED APRIL 30 (THOUSANDS OF CANADIAN DOLLARS)	2005	2004 [1]
OPERATING ACTIVITIES		
Net earnings from continuing operations	$ 73,578	$ 66,250
Non-operating items and items not involving cash:		
Amortization	30,533	25,188
Amortization of major components recorded as direct costs (Note 4(b))	63,333	56,861
Gain on disposals of assets	(4,105)	(3,307)
Equity in earnings of associated companies	(5,481)	(3,925)
Future income taxes (Note 21)	15,263	(27,947)
Non-cash financing charges	1,794	4,087
Debt settlement costs	1,994	19,716
Defined benefit pension plans	(13,280)	(3,462)
Deferred revenue	(6,618)	1,096
Advance aircraft rental payments	(7,513)	(12,598)
Amortization of deferred gains	(7,685)	(4,440)
Schreiner contract credits	(6,418)	(965)
Pre-operating expenses	(3,515)	1,473
Other	(260)	5,598
	131,620	123,625
Change in non-cash working capital (Note 26)	6,580	(33,018)
Cash flow from operations	138,200	90,607
FINANCING ACTIVITIES		
Long-term debt proceeds	384,684	496,862
Long-term debt repayments	(243,582)	(342,001)
Debt settlement	(1,765)	(37,883)
Deferred financing costs	(5,598)	(13,200)
Dividends paid	(11,596)	(5,291)
Capital stock issued	907	3,289
	123,050	101,776
INVESTING ACTIVITIES		
Additions to property and equipment	(197,596)	(116,881)
Helicopter major inspections	(15,539)	(9,237)
Helicopter components	(63,254)	(59,027)
Proceeds from disposal	90,940	126,898
Aircraft deposits	(52,983)	(23,574)
Long-term receivables repaid (advanced)	995	(1,147)
Restricted cash	(5,323)	(9,826)
Investment in subsidiaries, net of cash acquired (Note 7)	(17,984)	(97,540)
Other	(7,302)	4,166
	(268,046)	(186,168)
Effect of exchange rate changes on cash and cash equivalents	(3,821)	1,747
Cash (used in) provided by continuing operations	(10,617)	7,962
Cash provided by (used in) discontinued operations	929	(4,987)
Change in cash and cash equivalents during the year	(9,688)	2,975
Cash and cash equivalents, beginning of year	61,079	58,104
Cash and cash equivalents, end of year	$ 51,391	$ 61,079

[1] Note 4
See accompanying notes

Notes to the
Consolidated
Financial Statements
APRIL 30, 2005 AND 2004
ALL AMOUNTS IN CANADIAN DOLLARS,
UNLESS OTHERWISE NOTED.

01

Description of the Business

CHC Helicopter Corporation ("CHC") is a leading provider of helicopter transportation services to the global oil and gas industry. CHC currently operates in over 30 countries, with major operating units in Europe (Norway, the Netherlands and the United Kingdom), South Africa, Australia and Canada. CHC principally provides helicopter transportation services to the oil and gas industry for production and exploration activities as well as emergency medical and search and rescue services. The Company also provides repair and overhaul and other helicopter support services including aircraft leasing, parts sales and distribution and inventory management.

02

Summary of Significant Accounting Policies

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of CHC and its direct and indirect controlled subsidiaries (collectively, the "Company"). All inter-company transactions and balances have been eliminated upon consolidation. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and are in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") except as described in Note 34.

FOREIGN CURRENCY TRANSLATION

Balance sheet and income statement transactions denominated in other than the functional currency of the operating divisions are translated into the divisions' functional currency at the rate of exchange at the beginning of the month in which the transaction occurred except for material transactions which are translated at the spot foreign exchange rate. At each balance sheet date foreign currency denominated monetary assets and liabilities are revalued at the foreign exchange rate in effect at such date.

The Company's foreign subsidiaries are financially and operationally self-sustaining. Accordingly, the current rate method is used for the translation of their financial statements to Canadian dollars upon consolidation. Under this method, the assets and liabilities of these subsidiaries are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rate in effect during the period. Exchange gains or losses arising from the current rate method of translation are deferred in a separate component of shareholders' equity. Such gains or losses are included in the determination of net earnings when there is a reduction in the net investment in the foreign subsidiary as a result of a dilution or sale of part or all of the Company's interest in the foreign subsidiary or as a result of capital transactions including dividend distributions and capital restructuring.

The Company has certain foreign currency denominated long-term debt that have been designated as an effective hedge of certain of its self-sustaining foreign subsidiaries. Upon translation of such debt into Canadian dollars, any gains or losses are also deferred in a separate component of shareholders' equity to be recognized in net earnings when there is a reduction in the net investment in the subsidiaries.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand, with banks and investments in money market instruments with original maturities of less than 90 days that are readily convertible to known amounts of cash and that are subject to an insignificant risk of a material change in value.

INVENTORY

Inventory, consisting primarily of aircraft parts held for the completion of repair and overhaul work for external customers, is valued at the lower of average cost and replacement cost less an allowance for obsolescence which considers the lives of the related aircraft fleet and other factors. The cost of overhauled inventory includes the cost of raw materials, direct labour and related overhead.

PROPERTY AND EQUIPMENT

Property and equipment includes flying assets, facilities and equipment that are amortized over their estimated useful lives under the following methods:

(a) FLYING ASSETS

(i) Airframes represent approximately 25% to 30% of the value of an aircraft and are amortized on a straight-line basis to amortization expense over their estimated useful life of 25 years. At pre-determined intervals, as specified by the original manufacturer and aviation regulatory authorities, airframes require major inspections. The cost of these major inspections for both owned and leased aircraft is capitalized and amortized to amortization expense over their expected period of future benefit based on flight hours.

(ii) Components comprise approximately 70% to 75% of the value of an aircraft and consist of major components (i.e. engine, rotor heads, gearboxes and blades) and non-major components. The major components are required to be inspected and overhauled at intervals as specified by the original equipment manufacturer and aviation regulatory authorities. Costs incurred to perform these inspections and overhauls for owned aircraft are capitalized and amortized to operating expense to their residual value over their expected period of future benefit based on flight hours. Non-major repair and maintenance costs are expensed as incurred.

(b) FACILITIES AND EQUIPMENT

Facilities are composed of hangars, heliports and other buildings housing base operations and administrative support. Equipment includes training, repair and overhaul, manufacturing and base equipment and vehicles. Such facilities and equipment are amortized on a declining balance basis at 5% and 20%, respectively. Leasehold improvements associated with leased facilities and equipment are capitalized and amortized on a straight-line basis over the respective lease term.

INVESTMENTS

Long-term investments through which the Company exerts significant influence over the investee are accounted for by the equity method. Under this method, the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Company's pro-rata share of post acquisition earnings of the investee. All other long-term investments are carried at cost and income on these investments is recognized only to the extent of dividends received. When there has been a decline in the value of an investment that is other than temporary, the investment is written down to estimated net realizable value.

INTANGIBLE ASSETS

The Company amortizes its intangible assets on a straight-line basis over their estimated useful lives ranging from 4 to 10 years. Intangible assets are reviewed for valuation on an annual basis. When events and circumstances indicate that carrying amounts may not be recoverable, a writedown to fair value is charged to income in the period that such a determination is made.

GOODWILL

Goodwill represents the excess of the cost of investments in subsidiaries over the fair value of the net identifiable assets acquired. The Company reviews the goodwill of all its reporting units on at least an annual basis to ensure its fair value is in excess of its carrying value. Any impairment in the value of goodwill is charged to income in the period such impairment is determined.

DEFERRED FINANCING COSTS

Costs incurred in connection with securing debt financing have been deferred and are amortized over the terms of the related debt.

PRE-OPERATING EXPENSES

The Company defers expenses net of incremental revenues related to the operations of new businesses and customer contracts in the period prior to the new business or contract being capable of consistently providing its intended product and/or service. Deferral occurs where the expenses are related directly to placing the new business or new contract into commercial service, are incremental in nature and are considered by the Company to be recoverable from the future operations and conditions of the new business or contract. Deferral ceases at the earlier of the achievement of a specified commercial activity level, the passage of a specified period of time or at the start of the new contract. Amortization of the deferred expenses related to the operations of new businesses is based on their expected period of benefit, not exceeding five years. Amortization of deferred expenses related to new contracts is amortized over the contract term. The Company periodically evaluates the recoverability of the deferred expenses from future cash flows from operations to determine whether any writedown of such deferred expenses to net recoverable amounts is required.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company recognizes an impairment loss on long-lived assets when their carrying value exceeds the total expected undiscounted cash flows from their use or disposition. The Company's long-lived assets are tested for impairment when an event or change in circumstances indicates that their carrying value may not be recoverable.

DEFERRED REVENUE AND REDELIVERY OBLIGATIONS

The Company defers the portion of the power-by-the-hour charges to third party customers that relates to work to be performed in future periods and recognizes the revenue in earnings when the work is performed.

Redelivery obligations arise under the terms of the Company's lease agreements, which specify that an aircraft must be returned with its major components in substantially the same condition as at the inception of the lease. The Company provides for this obligation based on flight hours.

GOVERNMENT ASSISTANCE

Government assistance relating to the acquisition of facilities and equipment is deferred and amortized over the life of the assets to which it relates. Government assistance relating to operations is recorded as income in the same period as the related expense.

REVENUE RECOGNITION

Revenue from helicopter operations is recognized based on the terms of customer contracts that generally provide for revenue on the basis of hours flown at contract rates or fixed monthly charges or a combination of both.

Training revenue is recognized based on the terms of customer contracts that generally provide for revenue on the basis of training hours provided.

Revenue from engine and component repair and overhaul and composites manufacturing operations is recognized on the percentage of completion basis and is measured on the basis of the sales value of the actual costs incurred and work performed. Customers are usually invoiced in advance for repair and overhaul services performed under power-by-the-hour" ("PBH") contracts. Typically, a portion of this revenue is recognized on a monthly basis to reflect ongoing services provided, with the balance recognized when the major repair and overhaul activities are completed. Any loss on repair and overhaul and composites manufacturing contracts is recognized in earnings immediately when known.

PENSION COSTS AND OBLIGATIONS

The Company has defined contribution and defined benefit pension plans covering substantially all of its employees. In valuing accrued obligations for its defined benefit plans, because future salary levels affect the amount of employee future benefits, the Company uses the projected benefit method prorated on service and best estimate assumptions. Pension plan assets are carried at fair values. For purposes of calculating the expected return on assets, the Company uses the fair value of the plan assets. The excess of unrecognized net actuarial gains and losses over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service life of the plan participants. Prior service costs, plan amendments and transition amounts are amortized on a straight-line basis over the expected average remaining service life of the plan participants.

INCOME TAXES

The Company uses the liability method of accounting for income taxes. Under the liability method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using tax rates substantially enacted at the balance sheet date. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change becomes substantially enacted.

EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of common shares outstanding for the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of common shares and dilutive common share equivalents.

STOCK-BASED COMPENSATION PLANS

Effective May 1, 2003, for new stock option compensation awards, the Company expenses stock option costs using the fair value method resulting in the recording of compensation expense based upon grade vesting of share options. During fiscal 2005 and 2004, the Company disclosed supplemental pro-forma net earnings and earnings per share information as if the fair value method of accounting was used for share options issued during fiscal 2003 (Note 20).

The Company uses the fair value method to account for specified stock-based compensation awards issued under the Company's Stock Appreciation Rights Plan and Performance Units Plan ("SARs") (Note 14). Compensation expense related to SARs is recognized, based on grade vesting, as the amount by which the quoted market value of the Company's Class A subordinate voting shares on the Toronto Stock Exchange ("TSX") exceeds the value as specified under the SARs plans.

FINANCIAL INSTRUMENTS

The Company periodically enters into derivative financial instruments such as foreign forward exchange contracts and equity forward price agreements to manage foreign exchange risks and stock price volatility. The Company does not enter into derivative instruments for trading or speculative purposes. To qualify for hedge accounting the financial instrument should be identified as a hedge of the item to which it relates and there should be reasonable assurance that it is and will continue to be an effective hedge. The Company's policy is to formally assess and document, both at the hedge's inception and on a quarterly basis, whether the hedging relationships have been highly effective over the period and if there have been any changes in the credit risk of the counterparty. Gains and losses on financial instruments designated as hedges of self-sustaining foreign operations are recorded in the foreign currency translation adjustment in shareholders' equity. Gains and losses on financial instruments designated as cash flow or fair value hedges are recognized in earnings in the same period as the underlying transactions. Changes in the fair value of financial instruments not designated in hedge relationships are recognized in earnings immediately. Payments and receipts under the equity forward price agreement associated with the hedged units granted but unvested under the Company's SARs plans are recognized as a deferred gain (loss) to be recorded as an offset to the related expense as the units grade vest.

Gains or losses associated with financial instruments that have been terminated or cease to be effective prior to maturity are deferred and recognized in earnings in the period in which the underlying hedged item is recognized. In the event a designated hedged item is sold, extinguished or matures prior to termination of the related financial instrument, gains or losses on such instrument are recognized in earnings in the current period.

03

Changes in Accounting Policies

HEDGING RELATIONSHIPS

Effective May 1, 2004, the Company prospectively adopted Canadian Accounting Guideline 13 ("AcG-13") with respect to hedging relationships as it relates to the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting.

The Company also adopted at May 1, 2004, the Canadian Emerging Issues Committee Abstract 128 ("EIC-128"). Under EIC-128, if a derivative financial instrument is not part of a qualifying hedging relationship, the Company is required to record such instrument on the balance sheet at fair value, with changes in fair value recognized in current earnings. The Company did not apply AcG-13 or EIC-128 retroactively.

04

Comparative Figures

Certain comparative figures have been reclassified to conform to the current year's presentation. The most significant changes include:

(a) The reclassification of $52.4 million of inventory at April 30, 2004 to property and equipment. This reclassification relates to certain inventory items on hand in the Company's repair and overhaul segment that are intended to be used and capitalized with respect to future internal major component overhaul work;

(b) The reclassification in the consolidated statement of cash flows for the year ended April 30, 2004 of $56.9 million for the non-cash impact of the amortization of major components and redelivery obligation costs recorded as operating expense from helicopter components in investing activities to items not involving cash in operating activities. As well, deferred revenue and redelivery obligations now includes the reclassification of the current portion of redelivery obligations on leased aircraft. The long term portion of these obligations is included in other liabilities;

(c) The comparative consolidated balance sheet, statements of earnings and cash flows have been reclassified to reflect the results of discontinued operations consistent with the current year's presentation (Note 8); and

(d) The reclassification of $6.0 million of cash at April 30, 2004 to other assets. This reclassification relates to certain cash that is subject to restrictions that prevent its use for current operating purposes.

05

Accounting Estimates and Measurement Uncertainty

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. By their nature these estimates are subject to measurement uncertainty. The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period the change occurs. The following are significant areas in which management makes significant accounting estimates:

(a) RECOVERABILITY OF PRE-OPERATING EXPENSES

The ability to defer pre-operating expenses is dependent on the future recoverability of the amounts from cash flows generated by the related commercial operations. If operations perform below anticipated recoverable levels, the portion of pre-operating expenses that cannot be recovered is expensed immediately when known. At April 30, 2005, $6.5 million (2004 – $3.3 million) in unamortized pre-operating expenses related to new contract awards, which are expected to be recoverable from the related future cash flows of such contracts and the development of new businesses, are included in other assets on the balance sheet.

(b) FLYING ASSET AMORTIZATION

Flying assets are comprised of airframes and components amortized on a straight-line basis over their estimated useful lives. Effective May 1, 2004, based on the Company's review of its amortization policy with respect to aircraft airframes, the percentage of costs attributable to certain airframes has been decreased from 30% to 25-30% and the estimated useful life of such airframes has been increased from 15 years to 25 years. The effect of these accounting estimate changes has been accounted for prospectively in fiscal 2005, resulting in a decrease in amortization for the year ended April 30, 2005 of $3.8 million.

The helicopter airframes and components are inspected, repaired and overhauled at pre-specified intervals. Such costs are capitalized to flying assets. Helicopter airframe major inspection costs are amortized to amortization expense while component major inspections and repair and overhaul costs are amortized to direct costs. This requires the Company to estimate the period of expected future benefit for each type of component and inspection. Such estimates are based on mandated inspection and overhaul intervals and on previous experience and could vary materially from actual experience resulting in over- or under-amortization of capitalized costs.

(c) CARRYING VALUE OF FLYING ASSETS

Based on independent appraisals, the appraised value of the Company's flying assets exceeded the carrying value by $53.2 million and $102.3 million as at April 30, 2005 and 2004, respectively (both amounts unaudited). The recoverability of the book value of these assets is, in part, dependent on the estimates used in determining the expected period of future benefits over which to amortize flying assets. In addition, such recoverability is dependent on market conditions including demand for certain types of aircraft and changes in technology arising from the introduction of newer, more efficient aircraft.

(d) DEFINED BENEFIT EMPLOYEE PENSION PLANS

The Company maintains both funded and unfunded defined benefit employee pension plans in the U.K., Norway, Canada and the Netherlands for approximately one-third of its active employees and certain former employees. Several statistical and judgmental factors, which attempt to anticipate future events, are used in measuring the Company's obligations under the plans and the related periodic pension expense. These factors include assumptions about the rate at which the pension obligation is discounted, the expected long-term rate of return on plan assets and the rate of future compensation increases. In addition, the Company's actuaries use other assumptions such as withdrawal and mortality rates. The estimates and assumptions used may differ materially from actual results due to changing market and economic conditions, changing withdrawal rates, and changing overall life spans of participants. These differences may have a material impact on the amount of pension expense recorded and on the carrying value of prepaid pension costs and accrued pension obligations. The Company reviews annually the assumptions used in measuring the pension plan obligations to determine their appropriateness based on actual experience and current and anticipated market conditions.

(e) UTILIZATION OF INCOME TAX LOSSES

The Company has accumulated $91.9 million and $37.4 million in non-capital and capital tax losses, respectively, as at April 30, 2005. As detailed in Note 24, some of the non-capital losses expire between fiscal 2006 and 2015 and some carry forward indefinitely, while the capital losses carry forward indefinitely. The Company has determined that it is more likely than not that the benefit of all of these losses will be realized in the future and, accordingly, has recorded future tax assets of $35.0 million related to these losses. This determination was based on assumptions regarding the reversal of existing future tax liabilities and future earnings levels in the subsidiaries with accumulated losses, and on an ability to implement routine tax planning measures. If, in the future, it is determined that it is more likely than not that all or part of the future tax assets will not be realized, a charge will be made to earnings in the period when such determination is made.

(f) AIRCRAFT OPERATING LEASES

Upon entering into a new aircraft leasing arrangement, the Company evaluates whether substantially all of the benefits and risks of ownership related to the aircraft have been transferred to the lessor in order to determine if the lease is classified and recorded as capital or operating. Currently, all of the Company's aircraft leases are classified and recorded as operating leases. One of the criteria in determining whether the benefits and risks have been transferred is whether the present value of the minimum lease payments is less than 90% of the fair value of the leased aircraft at the inception of the lease. In determining whether the present value at the beginning of the lease term of the minimum lease payments is less than 90% of the fair value of the leased aircraft, the Company includes in its minimum lease payments minimum rentals over the lease term (excluding any renewal options) and any guarantee by the Company of the residual value of the leased aircraft including junior loans, deferred payments, advance rentals, and asset value guarantees (Note 30).

The second criteria evaluated is whether there is a bargain purchase option at the end of the lease compared to the estimated fair market value of the aircraft at that time. At the time of entering into a new aircraft leasing arrangement the Company obtains an independent appraisal from a helicopter valuation company of the estimated fair value of the aircraft at the beginning and end of the lease term. These appraisals involve the use of estimates on current and future condition of, and demand for, the particular aircraft type. Different valuation companies may calculate different appraisal values for the same aircraft based on different assumptions used. The third criteria evaluated is whether the lease term is greater than or equal to 75% of the economic life of the leased aircraft. The use of different estimates of fair market value and the economic life of the aircraft could result in different lease classification. The appraised value of the Company's fleet of leased aircraft as at April 30, 2005 was approximately $569.3 million and $584.0 million at April 30, 2004 (both amounts unaudited).

Certain of the Company's operating leases have junior loans, deferred payments and loans receivable due from the lessors. Under these lease agreements, when the aircraft are sold by the lessors at the end of the lease terms, if the proceeds received are greater than the unamortized amount under the lease of the aircraft at that time, these amounts may be fully recoverable, otherwise the loans and deferred payments would not be recoverable. As at April 30, 2005 no allowance has been recorded on the loans and deferred payments as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease sufficient to recover these amounts.

(g) CONSOLIDATION OF VARIABLE INTEREST ENTITIES ("VIEs")

Under AcG-15, the Company is required to assess the variability of outcomes under each entity that is considered a VIE to determine whether the Company is the primary beneficiary of the VIE and would thus be required to consolidate the VIE. In performing this assessment, the Company is required to make a number of estimates including a range of possible asset values at the end of the lease term. In addition to developing a range of possible outcomes, the Company is required to assign a probability to each potential outcome. These estimates can significantly impact whether a particular VIE is required to be consolidated by the Company.

06

Functional Currency

Effective the fourth quarter of fiscal 2004 the Company determined that the U.S. dollar is the functional currency of its Vancouver, Canada-based international business unit based on the preponderance of transactions in that currency. This determination was based on an analysis of various cash flow indicators, sales price and sales market indicators, expense indicators, financing indicators and inter-company transaction indicators. The transition from the Canadian dollar to the U.S. dollar as the functional currency had a negligible impact on fiscal 2004 financial results.

07

Acquisitions

On August 17, 2004, the Company acquired 100% of the shares of Multifabs Survival Ltd. ("Multifabs"), an Aberdeen based company specializing in the production of cold water survival suits for military forces, emergency services and offshore oil and gas companies around the world. On September 23, 2004 the Company acquired 60% of the shares of Aero Turbine Support Ltd. ("ATSL"), an aircraft engine repair and overhaul company servicing General Electric CT58/T58 and Pratt & Whitney Canada PT6T turboshaft engines. On January 13, 2005 the Company also acquired the assets and capabilities of Coulson Aero Technologies Ltd. ("Coulson"), a British Columbia based helicopter component and turbine engine maintenance repair and overhaul ("MRO") provider. The total purchase price to acquire these companies, assets, capabilities and associated contracts was $21.3 million, including the assumption of debt. These acquisitions were financed through existing operating facilities.

These acquisitions were accounted for using the purchase method with results of operations included in the consolidated financial statements from the acquisition dates. Under the purchase method of accounting, the total purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair market values as of the date of completion of the acquisitions as follows:

(THOUSANDS OF CANADIAN DOLLARS)	ATSL & COULSON	MULTIFABS	TOTAL
Cash	$ 860	$ 4	$ 864
Other current assets	1,780	4,730	6,510
Intangible assets (i)	1,040	6,092	7,132
Goodwill (ii)	1,079	7,782	8,861
Property and equipment	2,612	1,810	4,422
Current liabilities	(1,083)	(2,108)	(3,191)
Long-term debt	–	(2,498)	(2,498)
Other liabilities	–	(670)	(670)
Non-controlling interest	(240)	–	(240)
Future income tax liabilities	(337)	(2,005)	(2,342)
	$ 5,711	$ 13,137	$ 18,848

(i) Of the $7.1 million of acquired intangible assets, $3.9 million was assigned to customer contracts and relationships, $2.3 million for patents and registered designs and $0.9 million to other intangibles. The intangible assets will be amortized on a straight-line basis over their estimated useful lives ranging from 4–10 years.

(ii) Goodwill of $8.9 million is not expected to be deductible for tax purposes and is related to businesses included in the Repair and overhaul segment.

On February 16, 2004 the Company acquired 100% of the shares of Schreiner Aviation Group ("Schreiner"). Schreiner provides aviation services primarily to the offshore oil and gas industry in Europe and Africa. The total purchase price of €87.1 million or $143.9 million (inclusive of debt of €25.2 million or $41.5 million) was financed through an amendment of the Company's senior credit facilities. This included acquisition costs of $1.7 million.

On March 5, 2004 the Company acquired 100% of the shares of Whirly Bird Services Limited ("Whirlybird") in the U.K. The total purchase price of £2.1 million or $5.2 million was financed with cash. Whirlybird is a global supplier of survival suits and related helicopter passenger survival equipment operating out of the U.K.

These acquisitions were accounted for using the purchase method, with results of operations included in the consolidated financial statements from the acquisition dates. The purchase price was allocated based on the fair value of the net identifiable assets acquired as follows:

(THOUSANDS OF CANADIAN DOLLARS)	SCHREINER AVIATION GROUP	WHIRLY BIRD SERVICES LIMITED	TOTAL
Cash	$ 9,656	$ 394	$ 10,050
Other current assets	64,894	5,789	70,683
Intangible assets	4,913	—	4,913
Property and equipment	111,495	1,688	113,183
Investments	23,090	12	23,102
Future income tax assets	34,319	—	34,319
Current liabilities	(61,486)	(956)	(62,442)
Unfavourable contract credits	(22,026)	—	(22,026)
Long-term debt	(44,432)	(816)	(45,248)
Other liabilities	(17,273)	—	(17,273)
Non-controlling interest	(752)	—	(752)
Future income tax liabilities	—	(919)	(919)
	$ 102,398	$ 5,192	$ 107,590

08 Discontinued Operations

During the year the Company sold two non-core components of the Schreiner business segment legally operating as Schreiner Canada Ltd. ("Schreiner Canada") and Schreiner Aircraft Maintenance B.V. ("SAMCO") and realized a net gain on sale of $8.6 million.

The potential sale of the remaining business held for sale, CHC Composites Inc. ("Composites"), to any potential acquirer will be contingent on the acceptance of certain terms and conditions by the Government of Newfoundland and Labrador. The sale of Composites has not yet been consummated and therefore the disposal has not been reflected in these statements nor have the long-term assets and liabilities of this business been reclassified as current at April 30, 2005. The assets and liabilities of this business were measured using discounted future cash flows at the lower of their carrying amounts and their estimated fair value less costs to sell. As a result, a fair value adjustment of $14.3 million was recorded in the current fiscal year and allocated to property and equipment ($11.4 million) and other long-term assets ($2.9 million) of this business. This fair value estimate is subject to adjustment as the sale of this remaining business is consummated or as assumptions used in the valuation change.

The fair value adjustment on Composites and the gain on sale of Schreiner Canada and SAMCO have been recorded in results from discontinued operations along with operating results from these discontinued businesses. Operating results from discontinued businesses include imputed interest on debt assumed by the buyer or required to be repaid as a result of the disposal transactions.

The following tables present the consolidated balance sheets and consolidated statements of earnings of the discontinued operations included in the consolidated financial statements:

AS AT APRIL 30, (THOUSANDS OF CANADIAN DOLLARS)	2005	2004
Assets		
Receivables	$ 5,455	$ 10,138
Future income tax assets	—	6,139
Inventory	6,804	11,782
Prepaid expenses	398	878
	12,657	28,937
Property and equipment, net	3,495	18,789
Intangible assets	—	4,678
Future income tax assets	—	3,046
Total assets of discontinued operations	16,152	55,450
LIABILITIES		
Payables and accruals	2,153	23,856
Other liabilities	3,493	4,172
Future income tax liabilities	—	1,708
Total liabilities of discontinued operations	5,646	29,736
Net assets of discontinued operations	$ 10,506	$ 25,714

YEAR ENDED APRIL 30, (THOUSANDS OF CANADIAN DOLLARS)	2005	2004
Revenue	$ 21,641	$ 13,637
Operating loss	$ (19,083)	$ (3,377)
Net loss from discontinued operations (i)	$ (11,019)	$ (2,574)

(i) Includes a net gain on disposal of $8.6 million and a fair value adjustment of $14.3 million for the current fiscal year.

09 Cash and Cash Equivalents

At April 30, 2005 cash includes funds restricted for current taxes withheld and payable and other current obligations totalling $6.8 million (2004 – $7.8 million).

10 Property and Equipment

The capital cost and related accumulated amortization of the Company's flying assets, facilities and equipment are as follows:

(THOUSANDS OF CANADIAN DOLLARS)	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
2005			
Flying Assets	$ 833,433	$ 93,535	$ 739,898
Facilities	103,065	42,264	60,801
Equipment	113,767	63,256	50,511
	$ 1,050,265	$ 199,055	$ 851,210
2004			
Flying Assets	$ 782,167	$ 137,827	$ 644,340
Facilities	90,463	31,599	58,864
Equipment	74,489	43,288	31,201
	$ 947,119	$ 212,714	$ 734,405

Flying assets includes $53.2 million as at April 30, 2005 (2004 – $52.4 million) related to certain inventory items intended to be used and capitalized with respect to future internal major component overhaul work.

Facilities cost of $103.1 million, as at April 30, 2005, includes $3.4 million related to the capitalization of a building for the corporate head office under construction in Vancouver, Canada.

Operating expenses include the amortization of major component repair and overhaul costs of $63.3 million (2004 – $56.9 million) while related actual expenditures for such costs during the year were $63.3 million (2004 – $59.0 million). Amortization of remaining property and equipment, which has been recorded as amortization expense, totalled $30.1 million in fiscal 2005 (2004 – $22.1 million).

11 Investments

(THOUSANDS OF CANADIAN DOLLARS)	2005	2004
Long-term investments, at equity		
Canadian Helicopters Limited (2005 – 41.75%, 2004 – 42.75%)	$ 11,611	$ 9,262
Inversiones Aereas S.L. ("Inaer") (2005 – 38%, 2004 – 38%)	20,776	19,100
Luchthaven Den Helder C.V. (2005 – 50%, 2004 – 50%)	4,140	3,834
Long-term investments, at cost		
Canadian Helicopters Limited, preferred shares	15,000	15,000
Other	7,279	1,046
	$ 58,806	$ 48,242

12 Intangible Assets

(THOUSANDS OF CANADIAN DOLLARS)	2005	2004
Customer contracts and relationships, less accumulated amortization of $0.3 million (2004 – $nil)	$ 3,666	$ —
Patents and registered designs, less accumulated amortization of $0.2 million (2004 – $nil)	2,071	—
Other, less accumulated amortization of $0.1 million (2004 – $nil)	762	—
	$ 6,499	$ —

The intangible assets were acquired as part of the acquisitions of ATSL, Coulson and Multifabs (Note 7). Current year amortization expense is equal to the accumulated amortization.

13 Other Assets

(THOUSANDS OF CANADIAN DOLLARS)	2005	2004
Prepaid pension costs (i)	$ 104,816	$ 90,153
Advance rentals (ii)	23,168	17,983
Aircraft operating lease junior loans (iii)	15,052	16,015
Deferred financing costs, less accumulated amortization of $2.9 million (April 30, 2004 – $3.5 million) (iv)	8,261	13,072
Loans receivable (v)	11,990	7,736
Pre-operating expenses (vi)	6,530	3,254
Aircraft deposits (vii)	42,975	14,544
Norway public pension scheme prepayments	6,993	5,556
Restricted cash (viii)	15,083	9,813
Other	148	767
	$ 235,016	$ 178,893

(i) Prepaid pension costs represent accumulated contributions paid by the Company into its defined benefit employee pension plans in excess of the accumulated current and prior years' benefit pension expense (Note 32).

(ii) The advance rentals are up-front rental payments made on aircraft leased under operating leases. These rentals are being amortized over the related lease terms. Under the terms of certain of the lease agreements, if the lessor procures a buyer for the aircraft at the end of the lease term for proceeds greater than the estimated residual value of the aircraft at termination of the leases, the advance rental payments may be fully recovered by the Company. The Company currently believes that the aircraft will realize a value upon sale at the end of the lease terms sufficient to recover these advance rentals

(iii) The aircraft junior loans are loans with lessors for the financing of 13 aircraft under operating leases as at April 30, 2005. Such loans bear interest at 5.2% to 8.0% (2004 – 5.15% to 7.9%) with principal and accrued interest due at maturity. These loans mature between 2006 and 2009. As at April 30, 2005, no allowance has been recorded on these loans as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease terms sufficient to recover these loans.

(iv) Deferred financing costs (net of accumulated amortization) at April 30, 2005 include $12.8 million (2004 – $11.2 million) in legal, bank and other fees directly related to long-term financing activities net of $4.5 million of debt premium (2004 – $nil) related to the Company's U.S. dollar denominated senior subordinated notes. The 2004 amount also includes $1.9 million of debt discount related to the Company's euro denominated senior subordinated notes. These costs are being amortized to financing charges over the term of the related debt obligations with $3.0 million amortized in fiscal 2005 (2004 – $3.5 million). In addition, during the fiscal year ended April 30, 2005 $1.0 million in deferred financing costs were written off upon the settlement of certain debt obligations (2004 – $6.2 million) (Note 17).

(v) The loans receivable are loans with lessors for the financing of 19 aircraft under operating leases as at April 30, 2005. Such loans mature between 2010 and 2013 at the end of the lease terms. As at April 30, 2005, no allowance has been recorded on these loans as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease terms sufficient to recover these loans.

(vi) The pre-operating expense balance as of April 30, 2005 consists of costs incurred in the start-up phase of new contract awards and new businesses. These costs are being amortized on a straight-line basis over the lesser of five years or the terms of the related contracts from one to five years. The Company has determined that the pre-operating expenses are recoverable from future cash flows to be generated from the contracts and new businesses.

During the fiscal year ended April 30, 2005, the Company expensed $2.7 million (2004 – $1.6 million) related to the amortization of pre-operating expenses.

(vii) Aircraft deposits are paid to manufacturers to secure deliveries at future dates, as described in Note 28.

(viii) The restricted cash balance consists of cash that is subject to restrictions that prevent its use for current purposes, primarily cash that the Company's reinsurance subsidiary must retain to fund its required claims reserves, cash held by the bank for the SARs hedge and deposits held as security for guarantees and bid bonds.

14

Stock Appreciations Rights and Performance Units

At April 30, 2005 the Company had 209,334 (2004 – 144,000) stock appreciation rights vested and unexercised at reference prices ranging from $2.93 to $16.50 per unit. At the date of exercise, cash payments are made to the holders based on the difference between the market value of the Company's Class A subordinate voting shares on the TSX and the reference price. The Company also had an additional 586,666 units that had been granted but not vested at April 30, 2005 (2004 – 220,000) at reference prices ranging from $13.70 to $24.55. It is anticipated that these units will vest from fiscal 2006 to 2008. The units granted in fiscal 2005 under the stock appreciation rights plan vest equally over a three-year period with one-third vesting on each of the three subsequent anniversary dates. All 2004 figures related to stock appreciation rights have been restated to reflect the April 2005 stock split (Note 19).

Stock appreciation rights granted by the Company must be exercised within 10 years of the date of grant. The stock appreciation rights that vested in fiscal 2005 have expiry dates ranging from fiscal 2011 to 2015.

At April 30, 2005 the Company had 80,616 (2004 – 75,245) performance units vested and unexercised at reference prices ranging from $4.30 to $26.11 per unit. At the date of exercise, cash payments are made to the holders based on the difference between double the market value of the Company's Class A subordinate voting shares on the TSX and the reference price. The payments are made based on double the market value of the shares in order to compensate for the April 2005 stock split since all of the performance units outstanding at April 30, 2005 were issued prior to the stock split. The Company also had an additional 34,876 performance units that had been granted but not vested at April 30, 2005 (2004 – 173,046) at a reference price of $26.11. The performance units vest annually if the financial performance of certain of the Company's operating divisions meets or exceeds pre-determined financial benchmarks.

Performance units granted by the Company must be exercised within 10 years of the date of grant. The performance units that have vested at April 30, 2005 have expiry dates ranging from fiscal 2011 to 2015.

Compensation recovery with the inclusion of the associated hedging instrument in respect of SARs for the year ended April 30, 2005 was $2.9 million (2004 – $2.4 million). At April 30, 2005 the Company's current liability with respect to SARs was $10.4 million (2004 – $5.3 million).

15

Debt Obligations

(a) LONG-TERM DEBT

INTEREST RATES (THOUSANDS OF CANADIAN DOLLARS)	PRINCIPAL REPAYMENT TERMS	MATURITY DATES	**2005**	2004
SENIOR CREDIT FACILITIES				
Non-revolving credit facilities				
GBP LIBOR + 1.125% (2004 – 1.125%)	Quarterly and at maturity	December 2009	**$ 16,420**	$ 20,122
Euro LIBOR + 1.125% (2004 – 1.125%)	Quarterly and at maturity	December 2009	**96,617**	112,626
Revolving credit facility				
CAD B.A. + 1.125% (2004 – 1.125%)	At maturity	December 2007	**—**	6,925
OTHER TERM LOANS				
12% unsecured, subordinated, convertible note *(Note 33)*	At maturity	January 2008	**4,551**	4,426
5.75%	At maturity	January 2008	**1,121**	1,056
U.K. Base rate + 1.75%	Monthly	June 2007	**1,916**	—
U.K. Base rate + 2%	Monthly	October 2010	**719**	1,032
Non-interest bearing	Monthly	December 2010	**719**	950
Non-interest bearing	At maturity	December 2010	**1,905**	1,928
Non-interest bearing	Semi-annually	April 2009	**387**	399
Total long-term debt			**124,355**	149,464
Less: current portion			**(26,812)**	(16,159)
			$ 97,543	$ 133,305

The applicable variable interest rates were: 30-day GBP LIBOR – 4.87% (2004 – 4.25%), 30-day Euro LIBOR – 2.10% (2004 – 2.06%), 30-day CAD B.A. – 2.56% (2004 – 2.07%) and 30-day U.K. base rate 4.75% (2004 – 6%).

The terms of certain of the Company's debt agreements and helicopter lease agreements impose operating and financial limitations on the Company. Such agreements limit the extent to which the Company may, among other things, incur additional indebtedness, create liens, make capital expenditures, sell or sublease assets, engage in mergers or acquisitions and make dividend and other payments. During the years ended April 30, 2005 and 2004 the Company was in compliance with all material covenants and other conditions imposed by its debt and helicopter lease agreements.

During the year the Company agreed to the terms of revised senior credit facilities to replace the existing facilities that were due to mature in July 2005. The new senior facilities consist of a revolving facility of U.S. $175.0 million, a revolving facility of £6.8 million, a non-revolving facility of €66.1 million and a non-revolving facility of £7.6 million. The terms of the revised senior credit facilities provide for increased flexibility in both financial and non-financial covenants, extension of the maturity dates for periods of three to five years, lower interest rates and increased borrowing limits.

In March 2005, with partial proceeds from the Company's U.S. $150.0 million ($188.5 million) 7⅜% senior subordinated notes due 2014, the Company repaid $162.4 million of its senior credit facilities.

In February 2004 the Company acquired Schreiner through an amendment of the Company's senior credit facilities resulting in the issuance of €93.6 million or $154.7 million of non-revolving debt under such senior credit facilities.

In April 2004, with partial proceeds from the Company's U.S. $250.0 million ($342.7 million) 7⅜% senior subordinated notes due in 2014, the Company repaid £32.7 million ($78.7 million) and €25.0 million ($40.3 million) of its senior credit facilities as well as NOK 123.5 million ($24.3 million) of its 7% term loan.

COLLATERAL

As collateral for the senior credit facilities, the Company has provided a $750.0 million debenture, providing a fixed charge over all material freehold and leasehold real property and all aircraft, a floating charge over all other property and a general assignment of book debts. As collateral for the U.K. term loans, the Company has provided specific charges on owned and leasehold property with a net book value of $1.3 million as at April 30, 2005 (2004 – $1.4 million).

(b) SENIOR SUBORDINATED NOTES

The U.S. $400.0 million (2004 – U.S.$250.0 million) ($502.8 million at April 30, 2005; $342.7 million at April 30, 2004) senior subordinated notes bear interest at $7\frac{3}{8}\%$ per annum ("the $7\frac{3}{8}\%$ notes"), payable semi-annually on May 1 and November 1, and are due May 1, 2014.

The $7\frac{3}{8}\%$ notes are unsecured senior subordinated obligations and are subordinated to all of the Company's existing and future senior indebtedness, including borrowings under the Company's senior credit facility. The notes will rank equally with the Company's existing and future senior subordinated indebtedness and rank senior to all of the Company's existing and future subordinated indebtedness. Each of the Company's subsidiaries which guarantees borrowings under the Company's senior credit facility jointly and severally guarantee the $7\frac{3}{8}\%$ notes on an unsecured senior subordinated basis. The Company's subsidiaries incorporated in Norway and Denmark do not guarantee the notes or the senior credit facilities. Each subsidiary guarantee is an unsecured senior subordinated obligation of, and will rank equally with, all of the existing and future senior subordinated obligations of such guarantor. The $7\frac{3}{8}\%$ notes and the subsidiary guarantees are subordinated to all existing and future secured indebtedness of the Company and the subsidiary guarantors to the extent of the value of the assets securing such indebtedness.

The Company may redeem all or a part of the $7\frac{3}{8}\%$ notes on or prior to May 1, 2009 by paying 100% of the principal amount of the notes plus a make-whole premium. Thereafter, the Company may redeem in whole or in part the $7\frac{3}{8}\%$ notes at any time at a redemption price ranging from 100% to 103.688% of the principal amount of the senior subordinated notes being redeemed. In addition, at any time before May 1, 2007, the Company may redeem up to 35% of the aggregate principal amount of the $7\frac{3}{8}\%$ notes with the net proceeds of equity offerings at 107.375% of the principal amount of the notes, plus accrued interest, if at least 65% of the originally issued aggregate principal amount of the notes remains outstanding. The Company may also redeem all of the notes at 100% of their principal amount plus accrued interest if at any time the Company becomes obligated to pay withholding taxes on interest payments on the $7\frac{3}{8}\%$ notes as a result of a change in law. Upon the occurrence of certain change of control events, the Company will be required to make an offer to repurchase all of the notes.

In May and July 2004 the Company redeemed €1.0 million or approximately $1.8 million and €5.9 million or approximately $9.7 million, respectively, of its remaining $11\frac{3}{4}\%$ senior subordinated notes. In April 2004 with partial proceeds from the Company's $7\frac{3}{8}\%$ note issue, €87.3 million ($140.6 million) representing 60% of the original principal amount of its $11\frac{3}{4}\%$ notes was redeemed.

(c) SUBORDINATED DEBENTURES

In June 2004 the Company redeemed the remaining $10.4 million of its 8% subordinated debentures.

(d) FOREIGN CURRENCY

Total debt obligations denominated in foreign currencies and the Canadian dollar equivalent are as follows:

(THOUSANDS)	2005 DEBT IN ORIGINAL CURRENCY	2005 CANADIAN EQUIVALENT	2004 DEBT IN ORIGINAL CURRENCY	2004 CANADIAN EQUIVALENT
Euro	€ 59,739	$ 97,004	€ 75,825	$ 124,497
Pound sterling	£ 9,189	22,081	£ 9,927	24,137
U.S. dollar	USD 400,000	502,760	USD 250,000	342,675
		$ 621,845		$ 491,309

(e) FINANCING CHARGES

(THOUSANDS OF CANADIAN DOLLARS)	2005	2004
Interest on debt obligations	$ 32,945	$ 30,636
Amortization of deferred financing costs	3,176	3,538
Foreign exchange (gain) loss from operating activities and working capital revaluations	(3,085)	5,522
Foreign exchange loss (gain) on debt repayment	586	(1,799)
Foreign exchange loss (gain) on revaluation of long-term debt	1,299	(5)
Foreign exchange gain on settlement of foreign currency agreement	—	(9,781)
Interest income	(464)	(1,364)
Other interest and banking expenses	2,663	2,207
	$ 37,120	$ 28,954

(f) CURRENT PORTION OF DEBT OBLIGATIONS

(THOUSANDS OF CANADIAN DOLLARS)	2005	2004
The current portion of debt obligations is as follows:		
Long-term debt	$ 26,812	$ 16,159
Senior subordinated notes	—	11,472
Subordinated debentures	—	10,415
	$ 26,812	$ 38,046

(g) REPAYMENT REQUIREMENTS

Principal repayment requirements related to the total debt obligations over the next five years are as follows:

(THOUSANDS OF CANADIAN DOLLARS)	
2006	$ 26,812
2007	26,613
2008	31,118
2009	25,206
2010	12,652

16 Restructuring Costs

During the year the Company completed a thorough examination of its operations and organizational structure with a view to strengthening and standardizing the Company's operations, lowering overhead costs and securing its leadership position well into the future. As a result, the Company has relocated its head office to Vancouver, Canada and is consolidating all its current operations into three new operating divisions, Global operations, European operations and Heli-One.

During the year ended April 30, 2005 the Company expensed costs of $17.6 million in connection with restructuring activities. These restructuring costs related to general organization planning, relocation of the Company's head office to Vancouver, Canada and additional restructuring activities. Restructuring costs were comprised of severance, termination, relocation, planning, consulting and benefit adjustments. Of the $17.6 million incurred to date, $9.1 million relates to severance and termination costs, including a pension curtailment gain of $2.9 million.

Additional costs are expected to be expensed in relation to these restructuring initiatives with the majority of future costs relating to termination, severance, consulting and other costs. The timing and final amount of these additional costs are dependent on a number of factors that are not yet known or determinable.

During the year ended April 30, 2004 the Company incurred restructuring costs of $9.2 million in connection with the consolidation of its European operations and other related activities. Restructuring costs were comprised of termination benefits, professional fees, travel costs and other incremental costs directly associated with the restructuring activities. Of this $9.2 million restructuring costs, $6.7 million was termination benefits paid to terminated employees.

The following table provides a reconciliation of the Company's restructuring cost accrual for the years ended April 30:

(THOUSANDS OF CANADIAN DOLLARS)	2005	2004
Restructuring accrual, beginning of year	$ 1,833	$ —
Restructuring cost expensed during the year	17,612	9,181
Restructuring cost paid during the year	(11,767)	(7,348)
Restructuring accrual, end of year	$ 7,678	$ 1,833

17 Debt Settlement Costs

During the year ended April 30, 2005 the Company expensed $2.0 million of debt settlement costs in connection with a senior credit facility revision and the redemption of its remaining 11¾% senior subordinated notes and the remaining 8% subordinated debentures (Notes 15(b) and 15(c)).

During the year ended April 30, 2004 the Company expensed $19.7 million of debt settlement costs in connection with the retirement, in April 2004, of $140.6 million (€87.3 million) of its 11¾% notes (Note 15(b)) and $143.3 million in senior credit facilities and term loans (Note 15(a)). The debt settlement costs expensed in the current and prior fiscal years were comprised of premiums, professional fees, write-off of deferred financing costs and other incremental costs directly associated with debt settlement activities.

18 Other Liabilities

(THOUSANDS OF CANADIAN DOLLARS)	2005	2004
Deferred revenue and redelivery obligations (i)	$ 25,931	$ 25,804
Deferred government assistance (ii)	—	210
Accrued pension obligation (iii)	35,504	38,315
Deferred gains on sale–leasebacks of aircraft (iv)	53,690	57,887
Deferred gain on SARs hedge (v)	1,783	—
Insurance claims accrual (vi)	10,864	9,337
Unfavourable contract credits (vii)	14,207	20,926
Non-controlling interest (viii)	528	740
	$ 142,507	$ 153,219

(i) Deferred revenue at April 30, 2005 includes $8.0 million (2004 – $12.4 million) of billings to customers for repair and overhaul services to be performed in future periods under power-by-the-hour contracts. A significant number of the Company's repair and overhaul contracts require customers to pay for services on an hourly flying basis. A portion of this power-by-the-hour revenue is recognized on a monthly basis to reflect ongoing services being provided, with the current balance deferred and included in deferred revenue and redelivery obligations and the long-term balance deferred in other liabilities to be recognized in earnings when the services are performed. Redelivery obligations are obligations that arise under the terms of the Company's operating lease agreements, which specify that an aircraft must be returned with major components in substantially the same condition as at the inception of the lease. At April 30, 2005 the Company had provided $17.9 million (2004 – $13.4 million) in respect of the long-term portion of these obligations, the current portion is included in deferred revenue and redelivery obligations.

(ii) The Government of the Netherlands provided Schreiner with financial assistance for the development of avionics for a new helicopter program. The assistance is not repayable and has been offset against operating costs on completion of the development phase of this program. At April 30, 2005 government assistance of $nil million (2004 – $0.2 million) relating to development costs was deferred in other liabilities.

(iii) The Company has entered into unfunded supplementary retirement pension plan agreements in Canada with certain of its executives. The accrued benefit obligation included in other liabilities related to this plan at April 30, 2005 was $20.4 million (2004 – $16.1 million). The Company also has an unfunded early retirement pension plan in Norway. The accrued pension obligation related to this unfunded plan and related amounts included in other liabilities at April 30, 2005 was $5.3 million (2004 – $4.8 million). Included in the accrued pension obligation at April 30, 2005 was $9.8 million (2004 – $17.4 million) related to funded defined benefit pension plans in the Netherlands that had a funding deficit upon acquisition on February 16, 2004 (Note 32).

(iv) The deferred gains arising from certain aircraft sale-leaseback and lease-out lease-in transactions are being amortized over the lease terms. The Company has disposed of aircraft at amounts greater than book value resulting in deferred gains of $4.5 million for the year. Deferred gain amortization of $7.1 million (2004 – $5.0 million) was recorded as a reduction of operating lease expense during the year. On certain leases a portion of the proceeds are deferred as part of the sale-leaseback transaction agreement and have been netted against the deferred gains for the purpose of calculating the amount of the gain to be amortized. Under these lease agreements, if the aircraft are sold by the lessors at the termination of the leases for proceeds greater than the unamortized amount under the lease for such aircraft, the deferred payments may be fully payable to the Company and recorded as a gain at that time.

(v) The deferred gain on the SARs hedge is related to the Company's hedge of the unvested units. The gain will be recognized as these units grade vest.

(vi) The insurance claims accrual relates solely to the Company's reinsurance subsidiary, CHC Reinsurance S.A. The amount represents reinsurance premiums received but unearned, accruals for losses that have been reported but not yet paid and accruals for losses that have been incurred but not yet reported. The reinsurance subsidiary reinsures death and disability benefits and loss of license insurance for the Company's Norwegian helicopter and repair and overhaul operations and for certain other external parties.

(vii) As part of the acquisition of Schreiner, the Company valued the long-term contracts of Schreiner and recorded unfavourable contract credits for those contracts for which the return is below market. The unfavourable contract credits are being amortized over the term of the contract, for a maximum of five years, on a declining balance basis. During the year amortization of these unfavourable contract credits of $6.7 million (2004 – $0.9 million) was recorded as a reduction of operating expenses.

(viii) As at April 30, 2005 there was a non-controlling shareholder interest of 40% in ATSL. The 20% non-controlling interest of Schreiner Components B.V. at April 30, 2004 was purchased by the Company in May, 2004.

19

Capital Stock and Contributed Surplus

CAPITAL STOCK

AUTHORIZED:

Unlimited number of each of the following:

First preferred shares, issuable in series

Second preferred shares, issuable in series

Class A subordinate voting shares, no par value

Class B multiple voting shares, no par value

Ordinary shares, no par value

ISSUED:

	NUMBER OF SHARES (THOUSANDS)		CONSIDERATION (THOUSANDS OF CDN DOLLARS)	
	2005	2004	**2005**	2004
Class A subordinate voting shares	**36,833**	36,756	$ **222,727**	$ 221,532
Class B multiple voting shares	**5,866**	5,877	**18,431**	18,719
Ordinary shares	**22,000**	22,000	**33,000**	33,000
Ordinary share loan	**—**	—	**(33,000)**	(33,000)
Class A subordinate voting employee share purchase loans			**(1,689)**	(1,823)
			$ **239,469**	$ 238,428
Contributed surplus			$ **3,291**	$ 3,291

Class A subordinate voting shares that would be issued upon conversion of the following:

(AMOUNTS IN THOUSANDS)	**2005**	2004
Class B multiple voting shares	**5,866**	5,877
Share options (Note 20)	**2,815**	2,850
Convertible debt (Notes 15 and 33)	**1,379**	1,379

CAPITAL STOCK TRANSACTIONS

NUMBER OF SHARES (AMOUNTS IN THOUSANDS)	CLASS A SUBORDINATE VOTING SHARES	CLASS B MULTIPLE VOTING SHARES	ORDINARY SHARES
Balance, April 30, 2003	35,836	5,907	22,000
Shares issued to employees for cash			
Share option plan	874	—	—
Share purchase plan	16	—	—
Share conversions	30	(30)	—
Balance, April 30, 2004	36,756	5,877	22,000
Share issued to employees for cash			
Share option plan	55	—	—
Share purchase plan	11	—	—
Share conversions	11	(11)	—
Balance, April 30, 2005	36,833	5,866	22,000

STATED VALUE (THOUSANDS OF CANADIAN DOLLARS)	CLASS A SUBORDINATE VOTING SHARES	CLASS B MULTIPLE VOTING SHARES	CONTRIBUTED SURPLUS
Balance, April 30, 2003	$ 218,147	$ 18,815	$ 3,291
Shares issued to employees for cash			
Share option plan	3,083	—	—
Share purchase plan	206	—	—
Share conversions	96	(96)	—
Balance, April 30, 2004	221,532	18,719	3,291
Shares issued to employees for cash			
Share option plan	668	—	—
Share purchase plan	239	—	—
Share conversions	288	(288)	—
Balance, April 30, 2005	$ 222,727	$ 18,431	$ 3,291

At a special meeting of shareholders on March 28, 2005, the shareholders approved the subdivision of the Company's issued and unissued Class A subordinate voting shares, Class B multiple voting shares and ordinary shares all on a two for one basis. The Class A subordinate voting shares and Class B multiple voting shares listed on the TSX commenced trading on a post-split basis on April 12, 2005. Class A subordinate voting shares listed on the New York Stock Exchange began trading on a post-split basis on April 19, 2005. All balances have been restated to reflect the stock split.

During the year ended April 30, 2004 the Company adopted without restatement of comparative figures the Canadian Emerging Issues Committee Abstract 132, Share Purchase Financing ("EIC-132"). Under EIC-132, share purchase loans receivable are to be deducted from shareholders' equity if such loans are not in accordance with current arm's length market terms and conditions including interest rate, terms of interest payments and principal repayments and adequacy of security. The Company's Class A subordinate voting employee share purchase loans are non-interest bearing, full recourse loans and have as collateral a pledge of the related shares purchased with a fair market value of $19.1 million as at April 30, 2005. As a result, the employee share purchase loans of $1.7 million on April 30, 2005 (2004 – $1.8 million) are deducted from shareholders' equity. Payments equal to 5% of the original loan principal are required on each loan anniversary date with the balance payable on the tenth anniversary. Upon termination of employment, the loans are required to be repaid within 60 days.

The Class A subordinate voting shares carry the right to one vote per share and the Class B multiple voting shares carry the right to 10 votes per share. Each single Class B multiple voting share may be converted into a single Class A subordinate voting share at the option of the shareholder. In all other respects the Class A subordinate voting shares rank equally and ratably with the Class B multiple voting shares.

The Company has issued 22,000,000 ordinary shares to a company owned by its majority shareholder for subscriptions of $33.0 million. Concurrently, to fund the subscriptions for the ordinary shares, the Company made a non-interest bearing loan to the purchaser, payable on demand and the Company has a lien on the ordinary shares issued. The ordinary shares entitle the holder thereof to (i) one vote for every 10 ordinary shares held; (ii) dividends equivalent on a per share basis to any dividend paid on the Company's Class A subordinate voting shares and Class B multiple voting shares, subject to prior minority shareholder approval; and (iii) receive a share of the residual of the Company, on a liquidation or winding-up, equal, on a share for share basis, to the amount received by a holder of a Class A subordinate voting share or a Class B multiple voting share. The ordinary shares are redeemable at the option of the Company at the subscription price thereof in certain circumstances (Note 25).

Declaration of dividends is restricted by covenants contained in certain of the Company's debt agreements. The payment of dividends during fiscal 2005 at $0.30 (2004 – $0.25) per participating voting share totalling $12.8 million (2004 – $10.5 million) was in compliance with these covenants.

20
Share Option Plan

Effective May 1, 2003, the Company began expensing stock-option awards using the fair value method. This accounting change was applied prospectively in fiscal 2004 relating to stock options issued on or after May 1, 2003. There was no impact on the financial results for fiscal 2005 or fiscal 2004 as a result of adopting this accounting policy change as no new stock options have been granted since May 1, 2003.

The table below presents pro-forma net earnings, basic earnings per share and diluted earnings per share had the fair value method been used to account for share options. These pro-forma disclosures pertain to stock options granted in fiscal 2003 upon adoption of the new stock-based compensation standards on May 1, 2002. There was no impact on the pro-forma earnings for the year ended April 30, 2005 as all share options granted had vested as at April 2004.

[THOUSANDS OF CANADIAN DOLLARS]	2005	2004
NET EARNINGS		
As reported	$ 62,559	$ 63,676
Stock-based employee compensation expense determined under fair value based method	—	(477)
Pro-forma	$ 62,559	$ 63,199
Basic earnings per share		
As reported	$ 1.49	$ 1.54
Pro-forma	1.49	1.53
Diluted earnings per share		
As reported	$ 1.37	$ 1.41
Pro-forma	1.37	1.40

The Black-Scholes option pricing model was used to fair value the options using the following estimates and assumptions:

Expected life	5 years
Expected dividend yield	0.6%
Risk-free interest rate	5%
Stock volatility	40%

As at April 30, 2005 total outstanding options were 1,407,672 (2004 – 1,425,272). At April 30, 2005 all of the share options outstanding were exercisable (2004 – 1,266,850). The weighted average exercise price of the total outstanding options at April 30, 2005 was $14.25 compared to $14.40 at April 30, 2004. Each option is convertible into two Class A subordinate voting shares to reflect the April 2005 two-for-one stock split.

A summary of recent share option activities is as follows:

2005	NUMBER OF OPTIONS - EXERCISE PRICE RANGE $3.10 - $4.30	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS - EXERCISE PRICE RANGE $7.35 - $9.00	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS - EXERCISE PRICE RANGE $26.11 - $30.70	WEIGHTED AVERAGE EXERCISE PRICE	TOTAL NUMBER OF OPTIONS	TOTAL WEIGHTED AVERAGE EXERCISE PRICE
CLASS A SUBORDINATE VOTING SHARE OPTIONS								
Beginning of year	485	$ 4.28	470	$ 8.96	470	$ 30.27	1,425	$ 14.40
Exercised	—	—	—	—	(18)	26.11	(18)	26.11
End of year	485	$ 4.28	470	$ 8.96	452	$ 30.44	1,407	$ 14.25
Weighted average contractual life of options outstanding	3.5 years		2.4 years		7.0 years		4.3 years	

2004	NUMBER OF OPTIONS - EXERCISE PRICE RANGE $3.10 - $4.30	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS - EXERCISE PRICE RANGE $7.35 - $9.00	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS - EXERCISE PRICE RANGE $26.11 - $30.70	WEIGHTED AVERAGE EXERCISE PRICE	TOTAL NUMBER OF OPTIONS	TOTAL WEIGHTED AVERAGE EXERCISE PRICE
CLASS A SUBORDINATE VOTING SHARE OPTIONS								
Beginning of year	846	$ 4.15	490	$ 8.97	660	$ 29.93	1,996	$ 13.86
Forfeited	—	—	—	—	(39)	29.92	(39)	29.92
Expired	—	—	—	—	(95)	30.54	(95)	30.54
Exercised	(361)	3.97	(20)	9.00	(56)	26.11	(437)	7.06
End of year	485	$ 4.28	470	$ 8.96	470	$ 30.27	1,425	$ 14.40
Weighted average contractual life of options outstanding	4.5 years		3.4 years		8.0 years		5.3 years	

21
Supplemental Cash Flow Information

[THOUSANDS OF CANADIAN DOLLARS]	2005	2004
Cash interest paid	$ 24,252	$ 35,875
Cash taxes paid	$ 11,225	$ 8,486

The adjustment to net earnings related to future income taxes to arrive at cash flow on the statements of cash flows is calculated as the income tax (provision) recovery adjusted for cash taxes paid. Accordingly, it includes the impact of changes in current as well as long-term income tax assets and liabilities.

22 Foreign Currency

FOREIGN CURRENCY TRANSLATION ADJUSTMENT

(THOUSANDS OF CANADIAN DOLLARS)	2005	2004
Balance, beginning of year	$ (9,873)	$ (3,884)
Translation adjustment during year	(6,508)	(5,989)
Balance, end of year	$ (16,381)	$ (9,873)

The foreign currency translation adjustment represents the unrealized gain or loss on the Company's net investment in self-sustaining foreign operations net of the hedging effect. The change in the foreign currency translation adjustment during the year results primarily from fluctuations in the Canadian dollar against other foreign currencies and changes in the size of the Company's net investment in foreign operations.

As at April 30, 2005 the Company had designated its new U.S.$150.0 million ($188.5 million) 7 3/8% senior subordinated note issue as a hedge of the Company's net investments as follows (i) U.S.$40.0 million designated as a hedge of the net investment in the Company's self-sustaining operations in Canada whose functional currency is the U.S. dollar and (ii) an aggregate of U.S.$110.0 million converted to Norwegian kroner via forward foreign exchange agreements designated as hedges of the net investment in the Company's self-sustaining Norwegian operations. As at April 30, 2005 and 2004 the Company had also designated its U.S.$250.0 million ($314.2 million at April 30, 2005; $342.7 million at April 30, 2004) 7 3/8% senior subordinated note issue as a hedge of the Company's various net investments as follows: (i) U.S.$100.0 million designated as a hedge of the net investment in the Company's self-sustaining operations in Canada whose functional currency is the U.S. dollar, (ii) U.S.$93.5 million converted to pound sterling via a forward foreign exchange agreement designated as a hedge of the net investment in the Company's self-sustaining operations in the U.K., (iii) U.S.$29.7 million converted to euro via a forward foreign exchange agreement designated as a hedge of the net investment in the Company's self-sustaining operations in the Netherlands, and (iv) U.S.$26.8 million converted to Norwegian kroner via a forward foreign exchange agreement designated as a hedge of the net investment in the Company's self-sustaining operations in Norway. The Company had also designated its pound sterling and remaining outstanding euro denominated debt as hedges of its net investments in its self-sustaining operations in the U.K. and the Netherlands, respectively. During fiscal 2004, the Company de-designated its euro denominated debt as a hedge of its net investment in self-sustaining Norwegian operations since it was no longer an effective hedge. Included in the foreign currency translation adjustment in shareholders' equity at April 30, 2005 was a net foreign exchange gain of $19.4 million, net of taxes of $4.2 million (2004 – loss of $44.2 million, net of taxes of $8.3 million) related to the revaluation and repayment of the debt during the period of hedge effectiveness.

The Company reviews the effectiveness of these hedges quarterly by monitoring the relative changes in the amounts of the hedged items relative to the notional amounts of the hedging instruments.

YEAR-END EXCHANGE RATES

Balance sheet accounts denominated in foreign currencies and translated at year-end exchange rates have been translated to Canadian dollars at the following rates:

	2005	2004
U.S. dollar	$ 1.26	$ 1.37
U.K. pound sterling	2.40	2.43
Norwegian kroner	0.20	0.20
South African rand	0.21	0.20
Australian dollar	0.98	0.99
Euro	1.62	1.64

Income statement accounts denominated in foreign currencies have been translated at the following year to date annual average exchange rates:

	2005	2004
U.S. dollar	$ 1.27	$ 1.34
U.K. pound sterling	2.35	2.30
Norwegian kroner	0.19	0.19
South African rand	0.20	0.19
Australian dollar	0.94	0.95
Euro	1.61	1.59

23 Financial Instruments

PRIMARY FINANCIAL INSTRUMENTS

The carrying values of the primary financial instruments of the Company, with the exception of the Company's senior subordinated notes and subordinated debentures, substantially approximate fair value due to the short-term maturity and/or other terms of those instruments.

The fair value of the senior subordinated notes and subordinated debentures is based on quoted market prices. The fair value of these debt instruments, including the current portion, is as follows:

	2005		2004	
APRIL 30, (THOUSANDS OF CANADIAN DOLLARS)	FAIR VALUE	CARRYING VALUE	FAIR VALUE	CARRYING VALUE
7 3/8% Senior subordinated notes	$ 490,819	$ 502,760	$ 344,817	$ 342,675
11 3/4% Senior subordinated notes	—	—	12,504	11,472
Subordinated debentures	—	—	10,540	10,415

DERIVATIVE FINANCIAL INSTRUMENTS USED FOR RISK MANAGEMENT

The Company regularly enters into forward foreign exchange contracts, equity forward pricing agreements and other derivative instruments to hedge the Company's exposure to expected future cash flows from foreign operations, anticipated transactions in currencies other than the Canadian dollar and stock price volatility. The Company does not enter into derivative transactions for speculative or trading purposes.

The nature, maturity, notional amount and fair market value of the Company's derivatives used in risk management activities as at April 30, 2005 are as follows:

HEDGING ITEM	MATURITY	NOTIONAL AMOUNT (THOUSANDS)		FAIR MARKET VALUE (THOUSANDS OF CANADIAN DOLLARS)
Forward foreign exchange contracts				
Sell pound sterling; buy US dollar	April 2006	£	55,000	$ (12,401)
Sell euro; buy US dollar	April 2006	€	25,000	(3,585)
Sell Norwegian kroner; buy US dollar	April 2006	NOK	855,877	(1,030)
Sell US dollar; buy Canadian dollar	April 2006	USD	70,171	5,024
Sell pound sterling; buy euro	April 2006	£	40,666	(2,459)
Equity forward price agreement	July 2007		1,170 units[1]	(188)
				$ (14,639)

[1] Unit amounts have been restated to reflect the April 2005 2-for-1 stock split.

During the year ended April 30, 2005, the Company continued its designation of its U.S.$400.0 million ($502.8 million) 7 ⅜% senior subordinated notes and related forward foreign currency contracts as effective hedges of the Company's net investments in certain self-sustaining operations in Canada, the U.K., the Netherlands, and Norway. The Company has also designated other pound sterling and euro denominated debt as hedges of its net investments in its self-sustaining operation in the U.K., the Netherlands, and Canada respectively. As a result of these effective hedging relationships, revaluation gains and losses on the debt, net investments and forward foreign exchange contracts are offset in the cumulative translation adjustment account in the equity section of the balance sheet in accordance with Canadian GAAP.

The Company has also entered into forward foreign exchange contracts to reduce its exposure to currency fluctuations on anticipated foreign currency revenues and expenses for certain of its operations. These relationships also qualified as effective hedges under Canadian GAAP.

In addition, the Company has hedged its obligations under the SARs plans using an equity forward price agreement to reduce volatility in cash flow and earnings due to possible future increases in the Company's share price. The Company accrues the liability and related expense associated with SARs based on the difference between the reference price and the hedged price. At April 30, 2005 the amount recorded in current liabilities related to SARs was $10.4 million (April 30, 2004 – $5.3 million).

CREDIT RISK ON FINANCIAL INSTRUMENTS
Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the instrument. The Company limits its credit risk by dealing only with counterparties that possess investment grade credit ratings.

INTEREST RATE RISK
The Company has used interest rate swap agreements in the past in order to achieve an appropriate mix of fixed and variable interest rate debt. The Company's current exposure to interest rates is such that fixed and variable rates are appropriately balanced at April 30, 2005 and 2004 without the use of interest rate derivative instruments.

TRADE CREDIT RISK
Trade receivables consist primarily of amounts due from multinational companies operating in the oil and gas industry. Credit risk on these receivables is reduced by the large and diversified customer base. Included in accounts receivable is an allowance for doubtful accounts of $7.5 million at April 30, 2005 (2004 – $9.1 million).



24

Income Taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The tax effects of temporary differences that give rise to significant portions of future income tax assets and future income tax liabilities are presented below:

(THOUSANDS OF CANADIAN DOLLARS)	2005	2004
FUTURE INCOME TAX (LIABILITIES) ASSETS		
Property and equipment	$ (120,396)	$ (165,291)
Long-term investments	(22,833)	(12,790)
Pension and other employee benefits	(19,338)	(13,055)
Deferred capital gains	(15,457)	(21,878)
Losses carried forward	34,976	64,573
Deferred costs	4,925	10,659
Long-term debt	(4,555)	1,289
Current accounts payable and receivable	17,312	9,706
Other	2,955	2,515
Net future income tax liabilities	$ (122,411)	$ (124,272)
Distributed as follows:		
Current future income tax assets	$ 23,802	$ 12,816
Current future income tax liabilities	(705)	(2,212)
Long-term future income tax assets	50,184	44,312
Long-term future income tax liabilities	(195,692)	(179,188)
	$ (122,411)	$ (124,272)

No valuation allowances have been provided on the future income tax assets as it has been determined that the full tax benefit of the assets could be realized from the reversal of existing temporary differences, projected future earnings from operations and various tax planning strategies.

The Company's income tax (provision) recovery is comprised as follows:

(THOUSANDS OF CANADIAN DOLLARS)	2005	2004
Current income tax provision		
Canada	$ (3,810)	$ (2,518)
Foreign	(24,671)	(7,858)
	(28,481)	(10,376)
Future income tax (provision) recovery		
Canada		
Recovery related to origination and reversal of temporary differences	7,165	12,501
Foreign		
(Provision) recovery related to origination and reversal of temporary differences	(2,519)	14,523
	4,646	27,024
Income tax (provision) recovery	$ (23,835)	$ 16,648

As the Company operates in several tax jurisdictions, its income is subject to various rates of taxation. The income tax (provision) recovery differs from the amount that would have resulted from applying the Canadian statutory income tax rates to earnings before taxes as follows:

(THOUSANDS OF CANADIAN DOLLARS)	2005	2004
Earnings from continuing operations before income taxes	$ 97,413	$ 49,602
Combined Canadian federal and provincial statutory income tax rate	35%	37%
Income tax provision calculated at statutory rate	(34,095)	(18,353)
(Increase) decrease in income tax (provision) recovery resulting from:		
Reversal of tax liability	–	21,000
Rate differences in various jurisdictions	16,158	15,451
Effect of change in tax legislation	(4,224)	–
Non-deductible items	(3,193)	(2,392)
Large corporations tax	(457)	(230)
Other foreign taxes paid	(1,745)	(1,567)
Non-taxable portion of capital gains	1,154	2,544
Non-taxable equity income	1,274	2
Other	1,293	193
Income tax (provision) recovery	$ (23,835)	$ 16,648

During fiscal 2005, legislation was substantially enacted in the Netherlands to reduce the corporate income tax rate from 34.5% to 30.0%. As a result, the Company adjusted the value of its future income tax assets related to losses carried forward and other temporary differences in the Netherlands by $4.2 million.

During fiscal 2004, the Company recorded a $21.0 million future income tax recovery, a significant portion of which is attributable to the reversal of a previously recorded tax liability as a result of the disposition of certain of the Company's European fleet. The remainder of the recovery relates to the reversal of a previously recorded tax liability which is no longer considered necessary as a result of the completion of tax authority audits in various jurisdictions.

TAX LOSSES

The Company has accumulated approximately $91.9 million in non-capital tax losses of which $34.8 million is available to reduce future Canadian income taxes otherwise payable, $51.4 million is available to reduce future Dutch income taxes otherwise payable and the remainder is available to reduce future income taxes otherwise payable in other foreign jurisdictions. If unused, these losses will expire as follows:

(THOUSANDS OF CANADIAN DOLLARS)	
2006	$ 462
2007	5,049
2008	152
2009	2,958
2014	15,686
2015	10,456
Indefinitely	57,144
	$ 91,907

The Company has also accumulated approximately $37.4 million in capital tax losses of which $35.4 million is available to reduce future capital gains realized in Canada and the remainder is available to reduce future capital gains realized in foreign jurisdictions.

The benefit anticipated from the utilization of these losses has been recorded as a future income tax asset.

25

Per Share Information

Net earnings have been calculated based on the sum of the weighted average number of Class A subordinate voting shares and Class B multiple voting shares outstanding of 42,673,079 for the fiscal year ended April 30, 2005 (2004 – 42,121,906). The prior year has been restated to reflect the April 2005 two-for-one stock split.

2005 (THOUSANDS OF CDN DOLLARS, EXCEPT PER SHARE AMOUNTS)	NET EARNINGS (LOSS) CONT. OPS.	DISC. OPS.	TOTAL	WEIGHTED AVERAGE NUMBER OF SHARES (THOUSANDS)	NET EARNINGS (LOSS) PER SHARE CONT. OPS.	DISC. OPS.	TOTAL
	$ 73,578	$ (11,019)	$ 62,559	42,673			
Shares as security for Class A subordinate voting employee share purchase loans (Note 19)	–	–	–	(736)			
BASIC	$ 73,578	$ (11,019)	$ 62,559	41,937	$ 1.75	$ (0.26)	$ 1.49
Effect of potential dilutive securities:							
Share options				1,975			
Convertible debt	386	–	386	1,379			
Shares as security for Class A subordinate voting employee share purchase loans (Note 19)				736			
DILUTED	$ 73,964	$ (11,019)	$ 62,945	46,027	$ 1.61	$ (0.24)	$ 1.37

2004 (THOUSANDS OF CDN DOLLARS, EXCEPT PER SHARE AMOUNTS)	NET EARNINGS (LOSS) CONT. OPS.	DISC. OPS.	TOTAL	WEIGHTED AVERAGE NUMBER OF SHARES (THOUSANDS)	NET EARNINGS (LOSS) PER SHARE CONT. OPS.	DISC. OPS.	TOTAL
	$ 66,250	$ (2,574)	$ 63,676	42,122			
Shares as security for Class A subordinate voting employee share purchase loans (Note 19)	–	–	–	(776)			
BASIC	$ 66,250	$ (2,574)	$ 63,676	41,346	$ 1.60	$ (0.06)	$ 1.54
Effect of potential dilutive securities:							
Share options				1,842			
Convertible debt	493	–	493	1,379			
Shares as security for Class A subordinate voting employee share purchase loans (Note 19)				776			
	$ 66,743	$ (2,574)	$ 64,169	45,343			
Add back share options anti-dilutive impact	–	–	–	24			
DILUTED	$ 66,743	$ (2,574)	$ 64,169	45,367	$ 1.47	$ (0.06)	$ 1.41

Per share amounts are calculated using the treasury stock method. Under this method, the proceeds from the exercise of options are assumed to be used to repurchase the Company's shares on the open market. The difference between the number of shares assumed purchased and the number of options assumed exercised is added to the actual number of shares outstanding to determine diluted shares outstanding for purposes of calculating diluted earnings per share. Therefore, the number of shares in the diluted earnings per share calculation will increase as the average share price increases. There were 22 million ordinary shares outstanding at April 30, 2005 and at April 30, 2004, all of which are owned by the Company's majority shareholder (Note 19). The payment of dividends on these ordinary shares requires minority shareholder approval. The shares also have no conversion rights in the hands of their holder. Therefore, these ordinary shares have not been included in the calculation of basic and diluted earnings per share.

26 Change in Non-Cash Working Capital

(THOUSANDS OF CANADIAN DOLLARS)

	2005	2004
Receivables	$ (36,499)	$ 27,240
Inventory	(14,019)	(23,744)
Prepaid expenses	2,004	(17,624)
Payables and accruals	55,094	(18,890)
	$ 6,580	$ (33,018)

27 Segment Information

The Company provides services across different geographic areas to many customers. Approximately 67% (2004 – 73%) of the Company's revenues in fiscal 2005 were derived from customers involved in oil and gas production and exploration. In the current fiscal year no single customer represented greater than 10% of revenue. In fiscal 2004, one of the Company's oil and gas customers represented $73.6 million from five contracts expiring from fiscal 2004 to 2010 of which $67.0 million was earned in the European flying segment, $6.1 million was earned in the International flying segment and $0.5 million was earned in the Schreiner segment.

The primary factors considered in identifying segments are geographic coverage, which also impacts the nature of the Company's operations, the type of contracts that are entered into, the type of aircraft that are utilized and segments used by management to evaluate the business. The Company includes five reporting segments in its financial statements: European flying, International flying, Schreiner, Repair and overhaul, and Corporate and other.

The European flying segment includes primarily helicopter services to the oil and gas industry in the U.K., Norwegian and Danish sectors of the North Sea. In addition, the European flying segment includes helicopter search and rescue service operations in Ireland and Norway.

The International flying segment includes primarily helicopter services for offshore oil and gas, search and rescue and emergency medical customers in Asia, Africa, Australia, South America, the east coast of Canada and other locations around the world.

Schreiner includes helicopter and fixed-wing flying services primarily to the offshore oil and gas industry in the Netherlands and Africa and includes other ancillary businesses including aircraft parts sales.

The Repair and overhaul segment includes helicopter repair and overhaul facilities located in Norway, Canada, Australia and the U.K., which provide services to the Company's helicopter fleet and third-party customers located in Europe, Asia, and North America and the survival suit and safety equipment production business.

The Corporate and other segment includes corporate head office and other activities.

The accounting policies of the segments and the basis of accounting for transactions between segments are the same as those described in the summary of significant accounting policies (Note 2).

YEAR ENDED APRIL 30, 2005 (THOUSANDS OF CANADIAN DOLLARS)	EUROPEAN FLYING	INTERNATIONAL FLYING	SCHREINER	REPAIR AND OVERHAUL	CORPORATE AND OTHER	INTER-SEGMENT ELIMINATIONS	CONSOLIDATED
Revenue from external customers	$ 437,912	$ 233,516	$ 154,613	$ 77,303	$ —	$ —	$ 903,344
Add: Inter-segment revenues	22,710	11,916	—	145,919	17,398	(197,943)	
Total revenue	460,622	245,432	154,613	223,222	17,398	(197,943)	903,344
Direct costs	386,565	199,474	119,521	181,377	13,525	(198,295)	702,167
General and administration	—	—	—	—	25,803	—	25,803
Segment EBITDA (i)	74,057	45,958	35,092	41,845	(21,930)	352	175,374
Amortization	(11,428)	(7,500)	(5,501)	(4,537)	(1,567)	—	(30,533)
Restructuring costs	(2,864)	(1,358	(5,646)	(3,307)	(4,437)		(17,612)
Gain (loss) on disposals of assets	2,212	1,493	510	(110)	—	—	4,105
Operating income (loss)	$ 61,977	$ 38,593	$ 24,455	$ 33,891	$ (27,934)	$ 352	131,334
Debt settlement costs							(1,994)
Financing charges							(37,120)
Earnings from continuing operations before income taxes and undernoted items							92,220
Non-controlling interest							(288)
Equity in earnings of associated companies							5,481
Income tax provision							(23,835)
Net earnings from continuing operations							73,578
Net loss from discontinued operations							(11,019)
Net earnings							$ 62,559
Segment assets – continuing operations	$ 489,788	$ 499,867	$ 243,523	$ 347,009[1]	$ 146,896		$ 1,727,083
Segment assets – discontinued operations	—	—	—	—	—		16,152
Total Assets							1,743,235
Segment capital asset expenditures	63,926	93,956	20,290	9,579	9,845		197,596
Segment helicopter major inspections	9,476	1,635	4,428	—	—		15,539
Segment helicopter components	33,527	23,220	5,493	—	1,014		63,254

[1] Includes goodwill of $8,861

YEAR ENDED APRIL 30, 2004 (ii) (THOUSANDS OF CANADIAN DOLLARS)	EUROPEAN FLYING	INTERNATIONAL FLYING	SCHREINER	REPAIR AND OVERHAUL	CORPORATE AND OTHER	INTER-SEGMENT ELIMINATIONS	CONSOLIDATED
Revenue from external customers	$ 437,631	$ 191,773	$ 32,490	$ 58,119	$ —	$ —	$ 720,013
Add: Inter-segment revenues	16,157	11,047	—	135,490	13,577	(176,271)	—
Total revenue	453,788	202,820	32,490	193,609	13,577	(176,271)	720,013
Direct costs	381,684	174,535	29,165	152,381	14,494	(176,288)	575,971
General and administration	—	—	—	—	18,633	—	18,633
Segment EBITDA (i)	72,104	28,285	3,325	41,228	(19,550)	17	125,409
Amortization	(12,371)	(5,715)	(1,126)	(644)	(5,332)	—	(25,188)
Restructuring costs	(7,114)	—	—	(849)	(1,218)	—	(9,181)
Gain (loss) on disposals of assets	2,245	1,333	(199)	—	(72)	—	3,307
Operating income (loss)	$ 54,864	$ 23,903	$ 2,000	$ 39,735	$ (26,172)	$ 17	94,347
Debt settlement costs							(19,716)
Financing charges							(28,954)
Earnings from continuing operations before income taxes and undernoted items							45,677
Non-controlling interest							—
Equity in earnings of associated companies							3,925
Income tax recovery							16,648
Net earnings from continuing operations							66,250
Net loss from discontinued operations							(2,574)
Net earnings							$ 63,676
Segment assets – continuing operations	$ 490,888	$ 382,894	$ 215,380	$ 271,911	$ 118,360		$1,479,433
Segment assets – discontinued operations	—	—	—	—	—		55,450
Total Assets							1,534,883
Segment capital asset expenditures	31,294	54,996	1,502	4,506	24,583		116,881
Segment helicopter major inspections	6,920	1,308	1,009	—	—		9,237
Segment helicopter components	34,589	24,196	—	—	242		59,027

(i) Segment EBITDA is defined as segment earnings before amortization, restructuring costs, gain (loss) on disposals of assets, debt settlement costs, financing charges, non-controlling interest, equity in earnings of associated companies, and income tax (provision) recovery.

(ii) Comparative information has been reclassified to reflect the results of discontinued operations (Note 8) and other adjustments.

GEOGRAPHIC INFORMATION

(THOUSANDS OF CANADIAN DOLLARS)	REVENUES 2005	REVENUES 2004	PROPERTY AND EQUIPMENT 2005	PROPERTY AND EQUIPMENT 2004	GOODWILL 2005	GOODWILL 2004
Canada	$ 23,652	$ 21,507	$ 114,831	$ 76,417	$ 1,079	$ —
United Kingdom	203,519	193,678	34,360	41,885	7,782	—
Norway	183,089	184,805	230,573	224,479	—	—
Africa	121,925	55,954	160,388	106,726	—	—
Australia	61,755	52,489	68,083	71,950	—	—
Denmark	35,473	28,199	31,473	40,607	—	—
The Netherlands	58,611	14,554	57,586	65,317	—	—
Other Asian countries	88,489	73,962	76,566	52,298	—	—
Other European countries	82,892	74,638	34,340	26,887	—	—
Other countries	43,939	20,227	43,010	27,839	—	—
Consolidated total	$ 903,344	$ 720,013	$ 851,210	$ 734,405	$ 8,861	$ —

Revenues are attributed to countries based on location of customer for repair and overhaul services and location of service for flying revenue.

28 Commitments

The Company has entered into aircraft operating leases with 18 lessors in respect of 63 aircraft included in the Company's fleet at April 30, 2005. At inception the Company's aircraft leases had terms not exceeding 8.5 years. At April 30, 2005 these leases had expiry dates ranging from 2006 to 2013. The Company has options to purchase the aircraft at fair market value or agreed amounts that do not constitute bargain purchase options, but has no commitments to do so. With respect to such leased aircraft, substantially all of the costs of major inspections of airframes and the costs to perform inspections, major repairs and overhauls of major components are at the Company's expense. The Company either performs this work internally through its own repair and overhaul facility or has the work performed by an external repair and overhaul service provider. There is no commitment to incur these costs unless the aircraft is flown.

The Company also has commitments with respect to operating leases for aircraft, buildings, land and equipment. Total rentals paid in fiscal 2005 were $61.9 million (2004 – $54.9 million). The minimum lease rentals required under such leases were $280.4 million as at April 30, 2005 and are payable in the following amounts over the following fiscal years:

(THOUSANDS OF CANADIAN DOLLARS)	AIRCRAFT OPERATING LEASES	BUILDING, LAND AND EQUIPMENT OPERATING LEASES	TOTAL OPERATING LEASES
2006	$ 54,875	$ 5,415	$ 60,290
2007	45,010	4,004	49,014
2008	39,193	3,896	43,089
2009	36,233	3,826	40,059
2010	31,550	3,421	34,971
and thereafter	36,796	16,229	53,025
	$ 243,657	$ 36,791	$ 280,448

As at April 30, 2005, the Company had ordered and made deposits (Note 13) for a number of aircraft. At April 30, 2005, the Company had committed to purchase eight heavy and 17 medium aircraft. Total capital committed to these purchases is approximately $279.2 million (U.S. $222.2 million). These aircraft are expected to be delivered in fiscal 2006 and will be deployed in the Company's European and International operations.

Where possible, the Company intends to finance these aircraft through operating leases.

29 Variable Interest Entities

At April 30, 2005 the Company operated 19 aircraft (2004 – 23 aircraft) under operating leases with seven entities that would be considered variable interest entities ("VIEs") under Canadian and U.S. GAAP. These leases have terms and conditions similar to those of the Company's other operating leases over periods ranging from 2006 to 2012.

At April 30, 2003 U.S. GAAP FASB Interpretation No. 46 ("FIN 46") was effective for all VIEs created after January 31, 2003 and was effective for those VIEs created prior to January 31, 2003 for the Company's interim period which commenced November 1, 2003. The Canadian guidance ("AcG-15") applies to all annual and interim periods beginning on or after November 1, 2004 and is essentially consistent with the provisions contained in U.S. GAAP with regard to the disclosure and consolidation requirements for VIEs.

As at April 30, 2005, under FIN 46, the revisions under FIN 46-R and AcG-15, the Company has concluded that it is not the primary beneficiary of any of the aforementioned VIEs and that it is not required to consolidate any of these VIEs in its consolidated financial statements. The application of FIN 46, FIN 46-R and AcG-15 has not had any impact on the Company's consolidated financial statements.

Based on appraisals by independent helicopter valuation companies as at April 30, 2005, the unaudited estimated fair market value of the aircraft leased from VIEs is $169.6 million (2004 – $245.3 million). The Company has provided junior loans and loans receivable in connection with operating leases with these VIEs. The Company's maximum exposure to loss related to the junior loans and loans receivable as a result of its involvement with the VIEs is $13.0 million (2004 – $18.8 million).

30 Guarantees

The Company has given guarantees to certain lessors in respect of operating leases. If the Company fails to meet the senior credit facilities' financial ratios or breaches any of the covenants of those facilities and, as a result, the senior lenders accelerate debt repayment, the leases provide for a cross-acceleration that could give the lessors and financial institutions that are lenders to those lessors the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts. If the realized value of the aircraft is insufficient to discharge the obligations due to those lessors in respect of the present value of the future lease payments, those lessors' lenders could obtain payment of that deficiency from the Company under these guarantees.

The Company has provided limited guarantees to third parties under some of its operating leases relating to a portion of the aircraft values at the termination of the leases. The leases have terms expiring between 2006 and 2013. The Company's exposure under the asset value guarantees including guarantees in the form of junior loans, loans receivable and deferred payments is approximately $40.1 million (2004 – $33.3 million). The resale market for the aircraft types for which the Company has provided guarantees remains strong, and as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.

31 Contingent Liabilities

The Company entered into a contract that required the deployment of new aircraft during the fourth quarter. This contract commitment was not met due to the late delivery of the aircraft by the manufacturer. The Company was able to substitute aircraft to meet the customer's flying needs. The customer believes it is entitled to compensation for the delay. The Company's interpretation of the contract is that no compensation is payable. Currently the customer and the Company are in discussions to resolve this issue and therefore, the potential outcome and amount of any settlement are presently unknown. As a result, no amounts have been accrued in relation to this issue at April 30, 2005.

Petitions have been filed against subsidiaries for unspecified damages concerning helicopter accidents in prior years. It is management's opinion that damages for which the Company may become responsible, if any, will be covered by the Company's insurance and will therefore not have a material effect on the financial condition or results of operations of the Company.

32 Employee Pension Plans

The Company maintains defined contribution employee pension plans in Canada, the U.K., Netherlands, Denmark, Australia and South Africa for approximately 40% of the Company's active employees and certain former employees. The Company's contributions to the defined contribution plans are based upon percentages of gross salaries. The Company's contributions to the defined contribution plans expensed during fiscal 2005 were $5.7 million (2004 – $4.6 million).

The Company also maintains both funded and unfunded and both flat-benefit and final-pay defined benefit plans in Canada, the U.K., Norway and the Netherlands for approximately one-third of the Company's active employees. Funded plans require the Company to make cash contributions to the plan in order that there will be sufficient assets to discharge the plans' benefit obligations as they become due. Unfunded plans do not require contributions to be paid into the plan by the Company. Rather, the Company pays the benefit obligations directly as they are due.

For the defined benefit pension plan in the U.K. the investment policy states that the plan assets should be invested with 40% in a fund tracking the U.K. Index and 60% in a fund tracking the Balanced Consensus Fund. The required percentage breakdown of the assets to be held under this plan is as follows:

CATEGORY	PERCENTAGE MAXIMUM
U.K. equities	42% to 48%
Overseas equities	27% to 33%
U.K. bonds	22% to 28%

The assets held in the Norwegian plans are to be diversified as follows:

CATEGORY	PERCENTAGE MAXIMUM
Norwegian equities	10%
International equities	35%
Total equities	35%
Norwegian bonds	70%
High yield bonds	25%
Emerging market bonds	25%
International bonds	40%
Total bonds	20% to 100%
Money market	80%
Property funds	15%

For the assets held in the plan in the Netherlands, 80% must be invested in fixed rate investments and the remaining 20% invested in shares with a maximum deviation of 5% upwards or downwards.

While the asset mix varies in each plan, overall the asset mix at April 30, 2005 was 37.0% equities, 41.9% fixed income and 21.1% money market.

For all the defined benefit pension plans the overall expected long-term rates of return on plan assets have been determined in part by assessing current and expected asset allocations as well as historical and expected returns on various categories of the assets. Such expected rates of return ignore short-term fluctuations.

For the U.K. plans it is expected that the rate of return on the plan assets will be between 4% and 5% in excess of price inflation. For the plans in Norway and the Netherlands the expected long-term rate of return is considered in reference to the longest stated bond rates in each country.

The Company retains actuaries to measure the assets, accrued benefit obligations and funding requirements of each defined benefit plan on an annual basis at April 30 and obtains quarterly updates.

During the year ended April 30, 2005 the plan in the Netherlands was amended from a final pay arrangement to an average pay arrangement resulting in a reduction in the accrued benefit obligation of $11.5 million. Also during the year, the plan in Canada was amended by adding additional employees to the plan resulting in an increase of $2.6 million to both unrecognized prior service costs and the benefit obligations.

In addition, the sale of SAMCO (Note 8) as well as terminations as part of the restructuring initiatives (Note 16) resulted in a curtailment of the Netherlands pension plan. A curtailment gain of $2.8 million from the sale of SAMCO was recorded in the results of discontinued operations and a curtailment gain of $2.9 million related to the Company's restructuring activities has been recorded in restructuring costs. The curtailment gain for both events reflects a reduction in both the benefit obligations and unrecognized past service costs.

The consolidated changes in the benefit obligations and fair values of assets for the defined benefit plans during fiscal 2005 and 2004 are as follows:

(THOUSANDS OF CANADIAN DOLLARS)	2005	2004
CHANGE IN BENEFIT OBLIGATIONS		
Benefit obligations, beginning of year	$ 543,906	$ 423,902
Schreiner acquisition (Note 7)	—	73,897
Current service cost	19,508	17,050
Interest cost	29,015	24,233
Amendments	(8,933)	—
Net actuarial and experience losses	49,244	12,248
Benefits paid	(16,144)	(13,874)
Curtailment gain	(2,785)	—
Foreign exchange rate changes	(1,139)	6,450
Benefit obligations, end of year	$ 612,672	$ 543,906
CHANGE IN PLAN ASSETS		
Fair value of plan assets, beginning of year	$ 440,222	$ 316,674
Schreiner acquisition (Note 7)	—	56,622
Actual return on plan assets	29,936	45,507
Employer contributions	32,898	26,426
Participant contributions	3,595	2,899
Benefits paid	(15,309)	(13,084)
Foreign exchange rate changes	(841)	5,178
Fair value of plan assets, end of year	$ 490,501	$ 440,222
FUNDED STATUS	$ (122,171)	$ (103,684)
Unrecognized net actuarial and experience losses	189,104	147,099
Unrecognized prior service costs	(1,084)	4,697
Unrecognized transition amounts	762	1,030
Pension guarantee deposits	2,701	2,696
Total recognized net pension asset	$ 69,312	$ 51,838

The tables below detail as at April 30, 2005 by funded and unfunded plans, the funded status and net amount recognized on the Company's balance sheet as prepaid pension costs reported in other assets of $104.8 million (Note 13) (2004 – $90.2 million) and accrued benefit obligations included in other liabilities of $35.5 million (Note 18) (2004 – $38.3 million).

AS AT APRIL 30, 2005 (THOUSANDS OF CANADIAN DOLLARS)	FUNDED PLANS SURPLUS	FUNDED PLANS DEFICIT	UNFUNDED PLANS	TOTAL	OTHER ASSETS [1]	OTHER LIABILITIES [2]
Benefit obligations	$ 205,943	$ 360,254	$ 46,475	$ 612,672	$ 495,615	$ 117,057
Fair value of plan assets	214,614	275,887	—	490,501	427,087	63,414
Funded status	8,671	(84,367)	(46,475)	(122,171)	(68,528)	(53,643)
Unrecognized net actuarial and experience losses	53,217	120,921	14,966	189,104	169,392	19,712
Unrecognized prior service costs	1,251	(7,590)	5,255	(1,084)	1,251	(2,335)
Unrecognized transition amounts	—	—	762	762	—	762
Pension guarantee deposits	2,296	405	—	2,701	2,701	—
	$ 65,435	$ 29,369	$ (25,492)	$ 69,312	$ 104,816	$ (35,504)

AS AT APRIL 30, 2004 (THOUSANDS OF CANADIAN DOLLARS)	FUNDED PLANS SURPLUS	FUNDED PLANS DEFICIT	UNFUNDED PLANS	TOTAL	OTHER ASSETS [1]	OTHER LIABILITIES [2]
Benefit obligations	$ 188,150	$ 319,117	$ 36,639	$ 543,906	$ 423,697	$ 120,209
Fair value of plan assets	190,461	249,761	—	440,222	376,274	63,948
Funded status	2,311	(69,356)	(36,639)	(103,684)	(47,423)	(56,261)
Unrecognized net actuarial and experience losses	45,865	89,457	11,777	147,099	133,272	13,827
Unrecognized prior service costs	1,586	—	3,111	4,697	1,586	3,111
Unrecognized transition amounts	22	—	1,008	1,030	22	1,008
Pension guarantee deposits	2,292	404	—	2,696	2,696	—
	$ 52,076	$ 20,505	$ (20,743)	$ 51,838	$ 90,153	$ (38,315)

[1] Note 13
[2] Note 18

The significant weighted average actuarial assumptions adopted in measuring the Company's defined benefit pension plan obligations as at April 30 are as follows:

	2005	2004
Discount rate	5.15%	5.64%
Rate of compensation increase	3.38%	3.38%

The significant weighted average actuarial assumptions adopted in measuring the Company's net defined benefit pension plan expense during the year are as follows:

	2005	2004
Discount rate	5.74%	5.86%
Expected long-term rate of return on plan assets	6.70%	6.72%

The Company's net defined benefit pension plan expense, which excludes the impact of the curtailment gain, as noted above, is as follows:

(THOUSANDS OF CANADIAN DOLLARS)	2005	2004
Current service cost	$ 19,508	$ 17,050
Interest cost	29,015	24,233
Actual return on plan assets	(29,936)	(45,507)
Excess of actual return over expected return	347	23,450
Amortization of net actuarial and experience losses	7,985	9,773
Amortization of prior service costs	(376)	603
Amortization of transition amounts	268	395
Participant contributions	(3,595)	(2,899)
Net defined benefit pension plan expense	$ 23,216	$ 27,098

Benefits expected to be paid under the defined benefit pension plans in each of the next five fiscal years and in aggregate for the five fiscal years thereafter is as follows:

(THOUSANDS OF CANADIAN DOLLARS)	
2006	$ 14,123
2007	16,100
2008	18,352
2009	20,252
2010	22,429
2011 – 2015	155,076

Employer contributions expected to be paid to the defined benefit pension plans during fiscal 2006 as required by funding regulations and law are $33.6 million.

33
Related Party Transactions

(a) In the course of its regular business activities, the Company enters into routine transactions with companies subject to significant influence and companies affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the years ended April 30 are summarized as follows:

(THOUSANDS OF CANADIAN DOLLARS)	2005	2004
Revenues (i)	$ 43,518	$ 10,745
Direct costs	1,298	1,972
Capital asset additions	8,160	2,962
Net amounts receivable and payable in respect of such revenues, expenses and additions	15,044	10,808

(i) Revenue increases relate to revenues from a company owned by Schreiner, which is subject to significant influence. Therefore, the fiscal 2004 amount only includes revenues from the February 16, 2004 acquisition of Schreiner.

(b) During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Company's senior credit facilities and its senior subordinated notes (Note 15). The loan is convertible into Class A subordinate voting shares at $3.63 per share. The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $0.7 million (2004 – $0.7 million), including amortization of the above noted discount, was recorded on the loan during the fiscal year ended April 30, 2005.

34
Reconciliation to Accounting Principles Generally Accepted in the United States

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain respects, Canadian GAAP differs from U.S. GAAP. The effects of significant differences are described below.

(a) CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS

YEAR ENDED APRIL 30, (THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)	2005	2004[1]
NET EARNINGS ACCORDING TO CANADIAN GAAP	$ 62,559	$ 63,676
Pre-operating expenses (i)	(3,515)	1,473
Tax impact of pre-operating expenses	1,168	(486)
Unrealized loss on ineffective hedges (ii)	(4,796)	(23,366)
Tax impact of unrealized loss on ineffective hedges	778	4,704
Internal use software expenses (iii)	(731)	(103)
Tax impact of internal use software expenses	243	34
Amortization of guarantees recognized (iv)	(827)	(101)
Tax impact of amortization of guarantees recognized	225	30
Other, net of tax	40	(40)
NET EARNINGS ACCORDING TO U.S. GAAP	55,144	45,821
Other comprehensive earnings, net of income tax		
Foreign currency translation adjustment (v)	9,044	9,770
Tax impact of foreign currency translation adjustment	(3,103)	(3,203)
Minimum pension liability adjustment (vi)	(78,117)	39,178
Tax impact of minimum pension liability adjustment	23,412	(11,606)
Foreign currency cash flow hedge adjustment (vii)	2,565	—
Tax impact of foreign currency cash flow hedge adjustment	(1,052)	—
Other, net of tax	1,387	—
Comprehensive earnings according to U.S. GAAP	$ 9,280	$ 79,960
NET EARNINGS PER SHARE ACCORDING TO U.S. GAAP		
Basic	$ 1.31	$ 1.11
Diluted	$ 1.21	$ 1.02

[1] Restated Notes 4 and 34(a)(iv)

(i) Pre-operating expenses
Under Canadian GAAP, pre-operating expenses related to the operations of new businesses and customer contracts meeting certain criteria are deferred and amortized over the expected period of benefit, not exceeding five years. Under U.S. GAAP, these pre-operating expenses are charged to earnings as incurred.

(ii) Unrealized loss on ineffective hedges
According to U.S. GAAP, all derivatives are required to be recorded on the balance sheet at fair value with the changes in fair value recognized in earnings. For derivatives designated within fair value hedge relationships, changes in the fair value are required to be recognized in earnings together with an equal or lesser amount of changes in the fair value of the hedged item attributable to the hedged risk.

(iii) Internal use software expenses
Certain costs incurred to acquire or develop internal use software, while qualifying for capitalization under Canadian GAAP, are required to be expensed as a period cost under U.S. GAAP.

(iv) Amortization of guarantees recognized
The Company has adopted the provisions of Financial Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others ("FIN 45"), which requires the Company to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee, regardless of whether or not the liability is probable. FIN 45 is applicable to guarantees entered into after December 31, 2002. During fiscal 2005, the Company revised its method of estimating its liabilities under the provisions of FIN 45 and has restated its 2004 U.S. GAAP reconciliation to reflect this change retroactively.

(v) Foreign currency translation adjustment
Under Canadian GAAP, foreign currency translation adjustments related to self-sustaining subsidiaries arising on consolidation are included as a separate component of shareholders' equity until realized. Under U.S. GAAP, the related translation adjustments are included in other comprehensive earnings. Under U.S. GAAP, the foreign currency translation gain or loss on the revaluation of foreign currency denominated debt designated and qualifying as effective hedges of the Company's net investments in its U.S. dollar, pound sterling, Norwegian kroner and euro denominated self-sustaining foreign operations (Note 22) is included in other comprehensive earnings, whereas under Canadian GAAP it is included as a separate component of shareholders' equity until realized.

(vi) Minimum pension liability adjustment
Under U.S. GAAP, if the accrued benefit obligation related to defined benefit pension plans exceeds the fair value of plan assets, an additional minimum liability shall be recognized with an equal amount to be recognized as an intangible asset, provided that the intangible asset recognized shall not exceed the amount of unrecognized prior service cost. Any excess of the additional minimum liability over the unrecognized prior service cost is recorded as a separate component of other comprehensive earnings net of income taxes as a minimum pension liability adjustment.

(vii) Foreign currency cash flow hedge adjustment
Under U.S. GAAP, changes in the fair value of foreign currency contracts qualifying as effective cash flow hedges is recorded in other comprehensive earnings net of income taxes. These amounts are recognized in net earnings as the hedged transactions occur.

(b) CONSOLIDATED BALANCE SHEETS

	2005		2004[1]	
APRIL 30, (THOUSANDS OF CANADIAN DOLLARS)	CANADIAN GAAP	U.S. GAAP	CANADIAN GAAP	U.S. GAAP
Current future income tax assets *(i)*	$ 23,802	$ 21,423	$ 12,816	$ 12,816
Other current assets *(ii)*	505,362	504,743	489,702	490,837
Property and equipment, net *(iii)*	851,210	852,194	734,405	736,177
Long-term future income tax assets *(iv)*	50,184	75,336	44,312	43,742
Other assets *(v)*	312,677	288,647	253,468	252,202
	$ 1,743,235	$ 1,742,343	$1,534,883	$1,535,774
Current future income tax liabilities *(vi)*	$ 705	$ 730	$ 2,212	$ 2,212
Other current liabilities	294,536	294,536	256,692	256,692
Long-term debt *(vii)*	97,543	97,992	133,305	134,256
Senior subordinated notes	502,760	502,760	342,675	342,675
Other liabilities *(viii)*	146,000	218,175	159,099	170,826
Long-term future income tax liabilities *(ix)*	195,692	186,300	179,188	171,765
Shareholders' equity	505,999	—	461,712	—
Class A subordinate voting shares	—	222,817	—	221,622
Class A subordinate voting employee share purchase loans	—	(1,689)	—	(1,823)
Class B multiple voting shares	—	18,431	—	18,719
Contributed surplus	—	2,340	—	2,340
Accumulated other comprehensive earnings *(x)*	—	(65,156)	—	(10,168)
Retained earnings	—	265,107	—	226,658
	$ 1,743,235	$ 1,742,343	1,534,883	$1,535,774

[1] Restated Notes 4 and 34(a)(iv)

(i) Current future income tax assets
Current future income tax assets have been adjusted to reflect the reversal of Canadian GAAP treatment of the hedge relationships that do not qualify for hedge accounting treatment under U.S. GAAP as described in Note 34(a)(ii).

(ii) Other current assets
Other current assets have been adjusted to reflect the U.S. GAAP treatment of the change in the fair value of derivatives described in Note 34(a)(ii) and (vii) that mature within the next 12 months as well as for the current portion of prepaid rent related to the recording of asset value guarantees described in Note 34(a)(iv).

(iii) Property and equipment, net
Property and equipment have been adjusted for the effect of the adjustment for U.S. GAAP purposes of expensing certain software development costs as described in Note 34(a)(iii) and for differences between Canadian GAAP and U.S. GAAP treatment of certain property and equipment acquisitions.

(iv) Long-term future income tax assets
Long-term future income tax assets have been adjusted for the U.S. GAAP treatment of pre-operating expenses, unrealized loss on hedges that are ineffective under U.S. GAAP, internal use software expenses, amortization of guarantees recognized, minimum pension liability adjustment, and hedge relationships that are ineffective under U.S. GAAP as described in Note 34(a)(i), (ii), (iii), (iv), (vi) and (vii), respectively.

(v) Other assets
Other assets have been adjusted to reflect the U.S. GAAP treatment of pre-operating expenses, asset value guarantees, minimum pension liability and the fair value of derivatives maturing in fiscal 2007 and 2008 as described in Notes 34(a)(i), (iv), (vi) and (vii), respectively.

(vi) Current future income tax liabilities
Current future income tax liabilities have been adjusted for the treatment of hedge relationships that are ineffective under U.S. GAAP as described in Note 34(a)(ii) and for the difference in accounting treatment of the Company's cash flow hedges as discussed in Note 34(a)(vii).

(vii) Long-term debt
Long-term debt has been adjusted to reflect the U.S. GAAP treatment of the loan proceeds attributable to the conversion feature on the 12.0% unsecured, subordinated, convertible note due to an affiliate of the controlling shareholder (Note 15(a)). Under U.S. GAAP all loan proceeds should be recorded as a liability on the balance sheet.

(viii) Other liabilities
Other liabilities have been adjusted for the U.S. GAAP treatment of asset value guarantees, minimum pension liability, and the fair value of derivatives maturing in fiscal 2007 and 2008 as described in Notes 34(a)(iv), (vi) and (vii), respectively.

(ix) Long-term future income tax liabilities
Long-term future income tax liabilities have been adjusted for the treatment of hedge relationships that are ineffective under U.S. GAAP as described in Note 34(a)(ii), and for U.S. GAAP treatment of the convertible note described in Note 34(b)(vii).

(x) Accumulated other comprehensive earnings
Accumulated other comprehensive earnings have been adjusted to reflect the U.S. GAAP treatment of foreign currency translation, minimum pension liability and effective foreign currency cash flow hedges, all of which are included in other comprehensive earnings as described in Notes 34(a)(v), (vi) and (vii), respectively.

(c) OTHER REQUIRED DISCLOSURES

(THOUSANDS OF CANADIAN DOLLARS)	2005	2004[1]
Receivables – trade	$ 175,803	$ 170,184
Allowance for doubtful accounts	(7,501)	(9,117)
Net trade receivables	$ 168,302	$ 161,067
Payables – trade	$ 143,717	$ 101,965
Accruals	84,998	96,052
Interest accrual	13,227	754
Total payables and accruals	$ 241,942	$ 198,771

(THOUSANDS OF CANADIAN DOLLARS)	2005	2004
CASH FLOW FROM OPERATIONS:		
Canadian GAAP	$ 138,200	$ 90,607
Pre-operating expenses *(Note 34(a)(i))*	3,515	(1,473)
Internal use software expenses *(Note 34(a)(iii))*	(731)	(103)
Cash flow from operations – U.S. GAAP	$ 140,984	$ 89,031

[1] Restated Note 4



35 Subsequent Events

On July 26, 2005, the Company signed a Letter of Intent for the sale of its 38% shareholdings in Inaer, which operates light and medium aircraft primarily in the Spanish helicopter market. The transaction is subject to several conditions including satisfactory due diligence and regulatory approval, and is expected to close in October 2005. Proceeds are estimated at $45.0 million. The investment in Inaer is held at $20.8 million at April 30, 2005. Professional fees and other direct costs associated with realizing this potential sale are not yet determinable and will reduce any gain on sale arising from this transaction.

Five-Year Highlights

(THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)	**2005**	2004[1]	2003	2002	2001
OPERATING SUMMARY					
Revenue	**$ 903,344**	$ 720,013	$ 711,887	$ 617,166	$ 593,849
Operating income	**131,334**	94,347	126,388	103,410	103,328
Net earnings from continuing operations	**73,578**	66,250	79,762	46,792	33,802
Net earnings (loss) from discontinued operations	**(11,019)**	(2,574)	(14,297)	–	–
Net earnings	**62,559**	63,676	65,465	46,792	33,802
Cash flow from operations	**138,200**	90,607	180,189	165,299	154,349
FINANCIAL POSITION					
Working capital *(i)*	**$ 260,735**	$ 281,660	$ 240,568	$ 272,580	$ 187,909
Capital assets	**851,210**	734,405	593,768	582,469	517,138
Total assets	**1,743,235**	1,534,883	1,157,620	1,170,914	1,002,957
Total debt	**627,115**	514,026	321,268	424,780	464,060
Shareholders' equity	**505,999**	461,712	413,045	332,252	155,427
Unrealized appraisal surplus on fleet	**53,200**	102,300	185,100	271,000	262,000
PER SHARE					
Average number of voting shares outstanding	**42,673,079**	42,121,906	41,456,032	32,928,522	31,457,634
Basic					
Net earnings from continuing operations	**$ 1.75**	$ 1.60	$ 1.92	$ 1.42	$ 1.08
Net loss from discontinued operations	**(0.26)**	(0.06)	(0.34)	–	–
Net earnings	**1.49**	1.54	1.58	1.42	1.08
Diluted					
Net earnings from continuing operations	**$ 1.61**	$ 1.47	$ 1.76	$ 1.30	$ 1.01
Net loss from discontinued operations	**(0.24)**	(0.06)	(0.30)	–	–
Net earnings	**1.37**	1.41	1.46	1.30	1.01
Dividends declared	**0.30**	0.25	0.10	–	0.06
OTHER					
Number of aircraft	**215**	206	159	160	164
Number of employees	**3,089**	3,069	2,473	2,537	2,269

[1] Note 4
Comparative share information has been adjusted to reflect the April 2005 2-for-1 stock split.
(i) Working capital consists of current assets less current liabilities, excluding the current portion of debt obligations.

Investor Information

The Company's Class A subordinate voting shares and Class B multiple voting shares are listed on the Toronto Stock Exchange under the symbols FLY.A and FLY.B. The Class A subordinate voting shares are also traded on the New York Stock Exchange under the symbol FLI. The following tables set forth the reported high, low and closing share prices, as well as volumes of the shares traded for fiscal 2005 (all adjusted to reflect the April 2005 2-for-1 stock split).

TORONTO STOCK EXCHANGE

	HIGH	LOW	CLOSE	VOLUME
CLASS A SUBORDINATE VOTING SHARES (FLY.SV.A)				
Q1	$ 22.35	$ 18.38	$ 22.35	5,737,700
Q2	24.99	20.24	22.86	8,054,600
Q3	27.25	22.50	26.52	5,331,800
Q4	29.71	25.22	26.01	8,031,500
CLASS B MULTIPLE VOTING SHARES (FLY.MV.B)				
Q1	$ 21.67	$ 18.58	$ 21.67	3,500
Q2	24.88	20.88	23.63	7,000
Q3	27.00	22.87	27.00	6,600
Q4	29.08	25.80	26.17	4,800

NEW YORK STOCK EXCHANGE

(U.S. DOLLARS)	HIGH	LOW	CLOSE	VOLUME
CLASS A SUBORDINATE VOTING SHARES (FLI)				
Q1	$ 16.83	$ 13.19	$ 16.59	1,469,400
Q2	19.69	15.29	18.45	1,078,000
Q3	22.13	18.38	21.24	1,108,800
Q4	24.13	20.20	20.65	1,234,300

PRINCIPAL OWNERSHIP

As of April 30, 2005, the majority shareholder, Mr. Craig L. Dobbin, directly or indirectly owned 6.8% of the Class A subordinate voting shares, 94.7% of the Class B multiple voting shares, and 100% of the ordinary shares, both of record and beneficially, which represented 61.7% of the votes attached to all outstanding voting securities of the Company.

TRANSFER AGENT AND REGISTRAR (TRUSTEE FOR SUBORDINATED DEBENTURES)

CIBC Mellon Trust Company

St. John's, Halifax, Montreal, Toronto, Winnipeg, Calgary, Vancouver

Telephone: 416-643-5000

ANNUAL MEETING

The Annual Meeting of the Shareholders of CHC Helicopter Corporation will be held on:

Thursday, September 22, 2005 at 3 p.m.(Pacific time)

At the Fairmont Waterfront Hotel, 900 Canada Place Way,

Vancouver, British Columbia

Corporate Information

BOARD OF DIRECTORS

Craig L. Dobbin OC
Executive Chairman
CHC Helicopter Corporation
St. John's, Newfoundland and Labrador

Sylvain A. Allard MBA
President & Chief Executive Officer
CHC Helicopter Corporation
Vancouver, British Columbia

William W. Stinson [1,2,3]
Lead Director
Toronto, Ontario

Sir Bob Reid [2*]
Corporate Director
London, England

Jack M. Mintz Ph.D. [1*]
President and CEO
C.D. Howe Institute
Toronto, Ontario

Craig C. Dobbin [3]
Corporate Director
St. John's, Newfoundland and Labrador

Professor John J. Kelly B.E., Ph.D. [3*]
Department of Chemical Engineering
University College, Belfield
Dublin, Ireland

George N. Gillett Jr. [2]
Chairman
Booth Creek Management Corporation
Vail, Colorado

Don Carty OC [1]
Corporate Director
Dallas, Texas

Guylaine Saucier CM, FCA [1,3]
Corporate Director
Montreal, Quebec

OFFICERS

Craig L. Dobbin OC
Executive Chairman

Sylvain A. Allard MBA
President & Chief Executive Officer

Jo Mark Zurel CA
Senior Vice-President &
Chief Financial Officer

Martin Lockyer LLB
Vice-President, Legal Services
and Corporate Secretary

Rick Davis CA
Vice-President, Financial Reporting

Rick O. Green CGA
Vice-President,
Global Systems and Solutions

Blake G. Fizzard CA
Vice-President, Financial Structuring

Christopher McDowell MBA
Vice-President, Mergers & Acquisitions

Mark Stock MIR
Vice-President, Human Resources

John Hanbury CMA
Corporate Treasurer

OPERATIONS MANAGEMENT

Christine Baird
President, CHC Global Operations

Neil Calvert
President, Heli-One

Keith Mullett
Managing Director,
CHC European Operations

Hein Verloop
Chief Executive Officer,
Schreiner Aviation Group

Troy Freeborn
President, CHC Composites Inc.

Jim Misener
President,
CHC Helicopters (Barbados) Limited

[1] Member of Audit Committee
[2] Member of Corporate
   Governance, Compensation
   and Nominating Committee
[3] Member of Pension Committee
[*] Committee Chair

CHC 2005 ANNUAL REPORT   PAGE 112

DESIGN: SAMATAMASON   PRINTING: BLANCHETTE PRESS

REGISTERED OFFICE
Hangar No. 1,
St. John's International Airport
P.O. Box 5188
St. John's, Newfoundland and Labrador
Canada   A1C 5V5

Telephone: 709-570-0700
Fax: 709-570-0506
E-mail: investorinfo@chc.ca
Website: www.chc.ca

AUDITOR
Ernst & Young LLP
Chartered Accountants
St. John's, Newfoundland and Labrador
Canada

PRIMARY BANKER
Bank of Nova Scotia
St. John's, Newfoundland and Labrador
Canada

GLOBAL HEADQUARTERS
CHC HELICOPTER CORPORATION
4740 Agar Drive
Richmond, BC   V7B 1A3
Canada
604-276-7500

CHC EUROPEAN OPERATIONS
CHC House, Howe Moss Drive
Kirkhill Industrial Estate, Dyce
Aberdeen   AB21 7BZ
Scotland
+44 1224 846000

HELI-ONE
4740 Agar Drive
Richmond, BC   V7B 1A3
Canada
604-276-0100

CHC GLOBAL OPERATIONS
4740 Agar Drive
Richmond, BC   V7B 1A3
Canada
604-276-7500

SCHREINER AVIATION GROUP
Diamantlaan 1
2132 WV Hoofddorp
The Netherlands
+31 23 555 5555

CHC COMPOSITES
#1 C.L. Dobbin Drive
P.O. Box 480
Gander, NF   A1V 1W8
Canada
709-256-6111

CHC HELICOPTERS (BARBADOS) LIMITED
Jalabash House
12 Highgate Park
St. Michael, Barbados
246-429-7940



CHC Helicopter Corporation

4740 Agar Drive

Richmond, BC   V7B 1A3

Canada

www.chc.ca